As confidentially submitted with the Securities and Exchange Commission on January 15, 2021
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
CONFIDENTIAL DRAFT SUBMISSION
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AerSale Corporation
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	3720 (Primary Standard Industrial Classification Code Number)	82-1751907 (I.R.S. Employer Identification No.)
121 Alhambra Plaza, Suite 1700
Coral Gables, FL 33134
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Nicolas Finazzo
Chief Executive Officer
AerSale Corporation
121 Alhambra Plaza, Suite 1700
Coral Gables, FL 33134
(305) 764-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Howard A. Sobel, Esq. Stelios Saffos, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Tel: (212) 906-1200	Martin Garmendia Chief Financial Officer AerSale Corporation 121 Alhambra Plaza, Suite 1700 Coral Gables, FL 33134 (305) 764-3200
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Warrants		$	$	$
common stock, $0.0001 par value per share	(2)	$ (3)	$	$
common stock, $0.0001 par value per share, underlying warrants	(4)	$	$	$
Total				$

(1)
Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(2)
Consists of       shares of common stock of the Registrant registered for sale by the selling stockholders named in this registration statement.

(3)
Pursuant to Rule 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is $    , which is the average of the high and low prices of the common stock on     , 2021 on the Nasdaq Global Select Market.

(4)
Consists of       shares of common stock of the Registrant upon the exercise of       issued and outstanding Warrants (as defined below).

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION — DATED            , 2021
PRELIMINARY PROSPECTUS
AerSale Corporation
       Warrants to Purchase Shares of Common Stock
Up to        Shares of Common Stock Underlying Warrants
Up to        Shares of Common Stock by the Selling Stockholders

This prospectus also relates to the offer and sale from time to time by the selling stockholders named in this prospectus (the “Selling Stockholders”) of (i)        warrants (the “Warrants”) to purchase our common stock, $0.0001 par value per share (“common stock”), (ii)        shares of common stock that are issuable upon the exercise of        warrants and (ii) up to        shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders pursuant to this prospectus.
Our registration of the securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the shares. The Selling Stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholders may sell the shares in the section entitled “Plan of Distribution.”
Our common stock and Warrants are listed on the Nasdaq Global Select Market under the symbols “ASLE” and “ASLEW,” respectively. On            , 2021, the closing price of our common stock was $     and the closing price for our Warrants was $     .

See the section entitled “Risk Factors” beginning on page 5 of this prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is           , 2021.

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. Neither we nor the Selling Stockholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Stockholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Stockholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of common stock issuable upon the exercise of any Warrants. We will receive in cash the proceeds from any exercise of Warrants and issuance of such shares underlying the Warrants pursuant to this prospectus.
Neither we nor the Selling Stockholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Stockholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”
On December 22, 2020 (the “Closing Date”), Monocle Acquisition Corporation, our predecessor company (“Monocle”), consummated the previously announced merger pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated September 8, 2020 (the “Amended and Restated Agreement and Plan of Merger”), by and among Monocle, Monocle Holdings Inc., a Delaware corporation and wholly owned subsidiary of Monocle (“NewCo”), AerSale Corporation, a Delaware Corporation (“AerSale”), Monocle Merger Sub 1 Inc., a Delaware corporation and a wholly-owned direct subsidiary of NewCo (“Merger Sub 1”), Monocle Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned indirect subsidiary of Monocle (“Merger Sub 2”), and Leonard Green & Partners, L.P., a Delaware limited liability partnership, solely in its capacity as the initial Holder Representative. Pursuant to the Amended and Restated Agreement and Plan of Merger, merger Sub 1 was merged with and into Monocle with Monocle being the surviving company in the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”) and Merger Sub 2 was merged with and into AerSale with AerSale being the surviving company in the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger” and, together with the other transactions contemplated by the Amended and Restated Agreement and Plan of Merger, the “Business Combination”). On the Closing Date, and in connection with the closing of the Business Combination (the “Closing”), Monocle Acquisition Corporation changed its name to AerSale Corporation.
Unless the context indicates otherwise, references in this prospectus to the “Company,” “AerSale,” “we,” “us,” “our” and similar terms refer to AerSale Corporation (f/k/a Monocle Acquisition Corporation) and its consolidated subsidiaries. References to “Monocle” refer to our predecessor company prior to the consummation of the Business Combination.

i

FORWARD-LOOKING STATEMENTS
This prospectus and any accompanying prospectus supplement include statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Business Combination and the benefits of the Business Combination, including results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which we operate. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include:
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the benefits of the Business Combination;

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the future financial performance of the post-combination company following the Business Combination;

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the impact of the COVID-19 pandemic on our business;

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changes in the market for our services;

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expansion plans and opportunities; and

•
changes in applicable Laws or regulations;

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the inability to launch new services and products or to profitably expand into new markets;

•
the possibility we may be adversely affected by other economic, business, and/or competitive factors.

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in any accompanying prospectus supplement. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
These forward-looking statements made by us in this prospectus and any accompanying prospectus supplement speak only as of the date of this prospectus and the accompanying prospectus supplement. Except as required under the federal securities laws and rules and regulations of the SEC, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.
You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that our actual future results, levels of activity and performance as well as other events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

ii

SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully, including the information set forth under the heading “Risk Factors” and our financial statements.
Overview
We provide full-service aftermarket support to owners and operators of used commercial aircraft who lack the infrastructure and/or expertise to cost effectively maintain and manage aircraft during the second half of their operating life through their retirement from service. Our Asset Management Solutions segment, which represented 73% of our revenue during the fiscal year ended December 31, 2019, and 49% of our forecasted 2020 revenue on a pro forma basis, acquires used commercial aircraft and engines (“Flight Equipment”) from airlines and leasing companies as feedstock to support our business activities. Asset Management Solutions activities include the sale and lease of aircraft and engines, in addition to their disassembly for component parts (used serviceable material, “USM”) that can be utilized as spare parts to support both third-party sales, and portfolio asset maintenance. Our TechOps segment, which represented 27% of our revenue during the fiscal year ended December 31, 2019, and 51% of our forecasted 2020 revenue on a pro forma basis, provides maintenance, repair and overhaul (“MRO”) services, in addition to aircraft modifications and upgrades to support the world’s most popular commercial aircraft, engines and components.
Background
Our Company was originally known as Monocle Acquisition Corporation. On September 8, 2020, we entered into an Amended and Restated Merger Agreement with NewCo, AerSale, Merger Sub 1, Merger Sub 2, and Leonard Green & Partners, L.P., solely in its capacity as the Holder Representative, pursuant to which (a) Merger Sub 1 merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo, and (b) Merger Sub 2 merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo. In connection with the Closing, Monocle changed its name to AerSale Corporation. AerSale was deemed to be the accounting acquirer in the Merger based on an analysis of the criteria outlined in Accounting Standards Codification 805. While Monocle was the legal acquirer in the Merger, because AerSale was deemed the accounting acquirer, the historical financial statements of AerSale became the historical financial statements of the combined company, upon the consummation of the Mergers.
In connection with the consummation of the Business Combination and pursuant to the Amended and Restated Merger Agreement, (i) (a) immediately prior to the First Merger each issued and outstanding unit of Monocle, if not already detached, was detached and the holder thereof was deemed to hold one share of Monocle common stock, par value $0.0001 per share (“Monocle Common Stock”), and one warrant to purchase a share of Monocle Common Stock (“Monocle Warrant”), (b) pursuant to the First Merger each issued and outstanding share of Monocle Common Stock was exchanged on a one-for-one basis for a share of our common stock, par value $0.0001 per share, and (c) pursuant to the First Merger each outstanding Monocle Warrant was converted into and became the right to receive a warrant to purchase our common stock, exercisable for an equal number of shares of our common stock on the existing terms and conditions of such Monocle Warrant, and (ii) pursuant to the Second Merger, we directly acquired AerSale Aviation for aggregate consideration of $317,156,260, consisting of approximately $13,050,861 in cash and 30,410,540 shares of our common stock (the “Merger Consideration”).
Under the Amended and Restated Merger Agreement, the holders of AerSale Aviation’s preferred stock and common stock (the “AerSale Aviation Stockholders”) had the right to elect to receive all of their Merger Consideration in the form of our common stock. Enarey, L.P. and ThoughtValley LLP (each, an “Electing Holder”) both submitted elections to receive all of their Merger Consideration in the form of our common stock. Pursuant to the Amended and Restated Merger Agreement, the cash portion of the Merger Consideration that would have been payable to the Electing Holders was divided pro rata among all AerSale Aviation Stockholders that did not elect to receive all of their Merger Consideration in the form of our common stock. The Electing Holders also received, on a pro rata basis based on the number of shares of AerSale Aviation’s common stock held by all Electing Holders, an additional 215,626 shares of our common stock in the aggregate at the Closing.
Holders of AerSale Aviation’s common stock and holders of AerSale Aviation’s in-the-money stock appreciation rights also received a contingent right to receive up to 3,000,000 additional shares of our common stock in the aggregate (the “Earnout Shares”), with 1,500,000 of such Earnout Shares issuable if the closing sale price per share of our common stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days (the “Minimum Target”), and the remaining 1,500,000 of such Earnout Shares issuable if the closing sale price per share of our common stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days (the “Maximum Target”), in each case on or prior to the fifth anniversary of the Closing. The Electing Holders also received a contingent right to receive up to 646,875 additional shares of our common stock in the aggregate, with 323,438 of such shares issuable at the Minimum Target and the remaining 323,437 of such shares issuable at the Maximum Target, in each case on or prior to the fifth anniversary of the Closing. We, along with Monocle and the AerSale Aviation Stockholders also entered into a letter agreement on December 16, 2020 (the “Letter Agreement”), pursuant to which the we agreed to increase the amount of additional contingent consideration that the Electing Holders are entitled to receive by 100,000 additional shares of our common stock in the aggregate, with 50,000 of such shares issuable at the Minimum Target and the remaining 50,000 of such shares issuable at the Maximum Target, in each case on or prior to the fifth anniversary of the Closing.
On December 16, 2020, we, along with Monocle, Merger Sub 1, Merger Sub 2, AerSale, and solely in its capacity as the initial Holder Representative, Leonard Green, entered into Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger (“Amendment No. 1 to the Amended and Restated Merger Agreement”) to reflect a revised tax withholding procedure with respect to the settlement of AerSale’s outstanding stock appreciation right (“SAR”) awards, pursuant to which (i) cash payments to the SAR holders were reduced in satisfaction of applicable withholding taxes, and then (ii) to the extent that the reduction of such cash payments were insufficient to satisfy such taxes, the remainder of the withholding taxes were paid by the applicable holders via a “net settlement” procedure whereby the we will withhold a number of shares of our common stock from each SAR holder that would otherwise be delivered in settlement of such SARs pursuant to the Amended and Restated Merger Agreement with a value equal to any remaining withholding taxes.
Concurrently with the execution of the Amended and Restated Merger Agreement, we, along Monocle, Monocle’s founders, Monocle Partners, LLC and Cowen Investments II LLC (“Cowen”, and together with Monocle Partners, LLC, the “Founders”) and AerSale Aviation an entered into an amended and restated founder shares agreement, which was amended by Amendment No. 1 thereto on December 16, 2020 (as amended, the “Amended and Restated Founder Shares Agreement”), pursuant to which the Founders forfeited an aggregate of 3,470,312 shares of Monocle Common Stock at Closing, with 842,188 of their founder shares remaining (the “Remaining Founder Shares”). The Founders also agreed to defer the vesting of an aggregate of 700,000 shares of Monocle Common Stock held by the Founders (the “Unvested Founder Shares”), half of which will vest at such time as the Minimum Target and the other half of which will vest at the Maximum Target. The Unvested Founder Shares will also vest upon the occurrence of a Liquidity Event (as defined in the Amended and Restated Founder Shares Agreement) on or prior to the fifth anniversary of the date of the Amended and Restated Founder Shares Agreement, solely to the extent the Liquidity Event Consideration (as defined in the Amended and Restated Founder Shares Agreement) is greater than $13.50, in which case half of the Unvested Founder Shares which will vest, or $15.00, in which case the other half of the Unvested Founder Shares will also vest. Pursuant to the Amended and Restated Founder Shares Agreement, the holders of the Unvested Founder Shares have retained the right to vote such Unvested Founder Shares prior to vesting. Unvested Founder Shares that have not vested on or prior to the fifth anniversary of the Closing Date will be forfeited.
In connection with the Amended and Restated Merger Agreement, immediately prior to the Closing, we consummated private placement transactions (the “Private Placements”) pursuant to subscription agreements (the “Subscription Agreements”), each dated December 16, 2020, with certain investors (the “Investors”), pursuant to which we issued and sold an aggregate of 7,612,500 shares of our common stock for a total purchase price of $60.5 million. We also issued shares in lieu of fees for professional services to certain of our advisors of Monocle in connection with the closing of the Business Combination pursuant to issuance agreements, each dated December 16, 2020 (the “Issuance Agreements”). Pursuant to such Issuance Agreements, a portion of certain fees payable by Monocle in connection with the Business Combination were waived in exchange for an aggregate number of shares of our common stock equal to 362,437
Our common stock and Warrants are currently listed on the Nasdaq Global Select Market under the symbols “ASLE” and “ASLEW,” respectively.
The rights of holders of our common stock and Warrants are governed by our second amended and restated certificate of incorporation (the “Certificate of Incorporation”), our amended and restated bylaws (the “Bylaws”) and the Delaware General Corporation Law (the “DGCL”), and, in the case of the Warrants, the Warrant Agreement, dated February 6, 2019, between Monocle and the Continental Stock Transfer & Trust Company (the “Warrant Agreement”). See the sections entitled “Description of Our Securities” and “Selling Stockholders — Certain Relationships with Selling Stockholders.”
Corporate Information
Monocle, which was incorporated under the laws of the State of Delaware on August 20, 2018 as a special purpose acquisition company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. Monocle completed its initial public offering in February 2019. In December 2020, our wholly-owned subsidiary merged with and into AerSale Corp., with AerSale Corp. surviving the merger as a wholly-owned subsidiary of Monocle. In connection with the Mergers, we changed our name to AerSale Corporation. Our principal executive offices are located at 121 Alhambra Plaza, Suite 1700, Coral Gables, Florida 33134. Our telephone number is (305) 764-3200. Our website address is www.aersale.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.
Emerging Growth Company
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Monocle’s initial public offering of units, the base offering of which closed on February 2019, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

RISK FACTORS
Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus or any prospectus supplement are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.
Summary of Principal Risks Associated with Our Business
Set forth below is a summary of some of the principal risks we face:
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the COVID-19 pandemic and the measures taken to mitigate its spread including its adverse effects on our business, results of operations, financial condition and liquidity;

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factors that adversely impact the commercial aviation industry;

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market value of our products;

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we are subject to significant government regulation and may need to incur significant expenses to comply with new or more stringent governmental regulation;

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shortage of skilled personnel or work stoppages;

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the inability to obtain certain components and raw materials from suppliers;

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the liens of Flight Equipment could exceed the value of such Flight Equipment; and

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our business could be negatively affected by cyber or other security threats or other disruptions.

Risks Related to Our Business and Industry
The coronavirus pandemic has had a material adverse impact on our business, operating results, financial condition, and liquidity, and the duration and extent of the pandemic could prolong or increase the adverse impact.
In December 2019, an outbreak of COVID-19 originated in Wuhan, China, and in March 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic has caused significant volatility in financial and other markets during the first six months of 2020, which has raised the prospect of an extended global recession. The commercial aviation industry, including our operations, has been particularly and adversely impacted by the COVID-19 pandemic. Public health problems resulting from COVID-19 and precautionary measures instituted by governments and businesses to mitigate our spread, including travel restrictions, quarantines, shelter in place directives, and shutting down of non-essential businesses has and continues to contribute to a general slowdown in the global economy and if it continues for an extended period of time, it could have a material adverse impact to the businesses of our customers, suppliers and distribution partners, and disrupt our operations. Changes in our operations in response to the COVID-19 pandemic or employee illnesses resulting from the pandemic, may result in inefficiencies or delays, including in sales and product development efforts and our manufacturing and supply chain, and additional costs related to business continuity initiatives, that cannot be fully mitigated through succession planning, employees working remotely, or teleconferencing technologies. The spread of COVID-19 along with related travel restrictions and operational issues has caused a decrease in the demand for air travel and has resulted in lower demand from civil aviation customers for our products. Passenger airline traffic has declined significantly since March 2020, and the decrease had a material negative impact on the financial results for the second quarter of 2020. We expect to continue to see reduced demand in our non-cargo commercial businesses. Moreover, if the COVID-19 pandemic continues to result in decreased worldwide commercial activity, it could also adversely affect the demand for airline cargo services. Reduced numbers of aircraft flying or flight hours negatively impacts the demand for our products and services, and any prolonged reduction could materially and adversely affect our business, operating results, financial condition, and liquidity. While the full extent and impact of the COVID-19 pandemic cannot be reasonably estimated with certainty at this time, COVID-19 has had a significant impact on our business, the businesses of our customers and suppliers, as well as our results of operations and financial condition, and may have a material adverse impact on our business, results of operations and financial condition for the remainder of 2020 and thereafter.
In addition, we source parts and components for our business from various suppliers around the world. Disruptions to our supply chain and business operations, or to our suppliers’ or customers’ supply chains and business operations, could have adverse effects on our ability to provide aftermarket support and services. Moreover, a prolonged epidemic or pandemic, or the threat thereof, could result in worker absences, lower productivity, voluntary closure of our offices and facilities, travel restrictions for our employees and other disruptions to our business. Any of these could have a material adverse effect on our business, financial condition or results of operations.
Certain of our facilities have experienced temporary disruptions as a result of the COVID-19 pandemic, and we cannot predict whether our facilities will experience more significant disruptions in the future.
To supplement the liquidity necessary to support our ongoing operations, we have obtained financial assistance under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Our main operating subsidiary received $12.7 million from the U.S. Treasury Department (“Treasury”) through the Payroll Support Program under the CARES Act. In connection with the financial assistance we have received and may in the future receive under the Payroll Support Program, we were required to comply with certain provisions of the CARES Act, including the requirement that funds provided pursuant to the Payroll Support Program be used exclusively for the continuation of payment of employee wages, salaries and benefits; the requirement against involuntary terminations and furloughs and reductions in employee pay rates and benefits from the signing date of the Payroll Support Program agreement through September 30, 2020. In addition, we are subject to provisions prohibiting the repurchase of common stock and the payment of common stock dividends through September 30, 2021; and limitations on the payment of certain employee compensation through March 24, 2022. These restrictions will materially affect our operations, and it may not be successful in managing these impacts for the duration of the restrictions. In particular, limitations on compensation may adversely impact our ability to retain senior management during this critical time.
On December 27, 2020, congress passed the Payroll Support Program Extension law which authorized the U.S. Treasury to provide further financial assistance to passenger air carriers and certain contractors. The Company has reviewed the guidelines issued by the Treasury and has submitted an application for additional assistance. As of the date of this filing, the Company has not received a response from the Treasury on the status of its application. If the application is approved, the restriction dates noted above would be extended by six months.
In addition, we cannot predict the impact that COVID-19 will have on our customers, suppliers, vendors, and other business partners, and each of their financial conditions; however, any material effect on these parties could adversely impact us. The impact of COVID-19 may also exacerbate other risks discussed in this “Risk Factors” section, any of which could have a material effect on our operations.
We are affected by factors that adversely impact the commercial aviation industry.
As a provider of products and services to the commercial aviation industry, we are generally affected by overall economic conditions of that industry. The commercial aviation industry is historically cyclical and has been negatively affected in the past by geopolitical events, high fuel and oil prices, lack of capital, and weak economic conditions. As a result of these and other events, from time to time certain of our customers have filed for bankruptcy protection or ceased operation. The impact of instability in the global financial markets may lead airlines to reduce domestic or international capacity. In addition, certain of our airline customers have in the past been impacted by tight credit markets, which limited their ability to buy parts, services, and Flight Equipment.

A reduction in flight activity of aircraft both in the United States and abroad could result in reduced demand for parts support and maintenance activities for the type of aircraft affected. Further, tight credit conditions negatively impact the amount of liquidity available to buy parts, services, and Flight Equipment. A deteriorating airline environment may also result in additional airline bankruptcies, and in such circumstances we may not be able to fully collect outstanding accounts receivable. Reduced demand from customers caused by weak economic conditions, including tight credit conditions and customer bankruptcies, may adversely impact our financial condition or results of operations. A slowdown in the global economy, or a return to a recession, would negatively impact the commercial aviation industry, and may adversely impact our financial condition or results of operations.
Our ability to profitably manage mid-life Flight Equipment through the end of its life-cycles depends in part on our ability to successfully source acquisition opportunities of used Flight Equipment on favorable terms to provide feedstock for the sale of USM parts. Our inability to acquire Flight Equipment could adversely affect our financial condition or results of operations. Our business, financial condition, results of operations, and growth rates may be adversely affected by these and other events that impact the aviation industry, including the following:
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deterioration in the financial condition of our existing and potential customers;

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reductions in demand for used Flight Equipment;

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increased in-house maintenance by airlines;

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lack of parts in the marketplace;

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the COVID-19 pandemic;

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acts of terrorism;

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future outbreaks of infectious diseases such as the novel coronavirus; and

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acts of God.

Our operating results vary and comparisons to results for preceding periods may not be meaningful. Due to a number of factors our operating results may fluctuate, including for the following reasons:
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the COVID-19 pandemic;

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the timing and number of purchases and sales of Flight Equipment;

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the timing and amount of maintenance reserve revenues recorded resulting from the termination of long term leases, for which significant amounts of maintenance reserves may have accumulated;

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the termination or announced termination of production of particular types of Flight Equipment;

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the retirement or announced retirement of particular aircraft models by aircraft operators;

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seasonality of travel;

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the operating history of any particular engine, aircraft or engine or aircraft model; and

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the timing of necessary overhauls of Flight Equipment.

These risks may reduce our Flight Equipment utilization rates, lease margins, maintenance reserve revenues and proceeds from Flight Equipment sales, and result in higher legal, technical, maintenance, storage, insurance and other costs related to repossession and Flight Equipment being off-lease. As a result of the foregoing and other factors, the availability of Flight Equipment for lease or sale periodically experiences cycles of oversupply and undersupply of given engine or aircraft models. The incidence of an oversupply of Flight Equipment may produce substantial decreases in lease rates and the appraised or resale value of aviation equipment and may increase the time spent and costs incurred to lease or sell Flight Equipment. We anticipate that fluctuations from period to period will continue in the future. As a result, we believe that comparisons to results for preceding periods may not be meaningful and that results of prior periods should not be relied upon as an indication of our future performance.

Market values for our aviation products fluctuate and we may be unable to recover our costs incurred with respect to engines, rotable components and other aircraft parts.
We make a number of assumptions when determining the recoverability of rotable components, engines, and other assets which are on lease, available for lease, or supporting our long-term programs. These assumptions include historical sales trends, current and expected usage trends, replacement values, current and expected lease rates, residual values, future demand, and future cash flows. Reductions in demand for these assets or declining market values, as well as differences between actual results and the assumptions we utilized in determining the recoverability of our Flight Equipment could result in impairment charges in future periods, which may adversely impact our financial condition or results of operations.
The value of a particular model of engine depends heavily on the types of aircraft on which it may be installed and the supply of available engines of that model. Certain types of Flight Equipment may be used in significant numbers by commercial aircraft operators that experience financial difficulties from time to time. If such operators were to go into liquidation or similar proceedings, the resulting over-supply of Flight Equipment from these operators could have an adverse effect on the demand for the affected engine and aircraft types and the values of such Flight Equipment, which may adversely impact our financial condition or results of operations.
We may not be able to repossess Flight Equipment when a lessee defaults, and even if we are able to repossess the Flight Equipment from a defaulting lessee, we may have to expend significant resources in the repossession of our Flight Equipment and the subsequent remarketing and re-leasing of repossessed Flight Equipment.
When a lessee defaults on its obligations under a lease and does not cure such default in a timely manner, we typically seek to terminate the applicable lease and repossess the leased Flight Equipment. If a defaulting lessee contests the termination and repossession or is under court protection, enforcement of our rights under the lease may be difficult, expensive and time-consuming. In the event the Flight Equipment is located outside of the United States, we may need to obtain governmental consents to export the Flight Equipment back to the United States. As a result, the relevant asset may be off-lease and not generating revenue for a prolonged period. In addition, we will incur direct costs associated with repossessing our Flight Equipment, which may include legal and similar costs, costs of transporting, storing and insuring the Flight Equipment, and costs associated with necessary maintenance and recordkeeping to make the Flight Equipment available for re-lease or sale. During this time, we will not realize revenue from the Flight Equipment being repossessed, and will continue to be obligated to pay any debt financing related to the Flight Equipment. If an engine is installed on an airframe, the airframe may be owned by an aircraft lessor or other third party. Our ability to recover engines installed on airframes owned by third-parties may depend on the cooperation of the airframe owner.
Additionally, when a lessee of our Flight Equipment protection under the U.S. Bankruptcy Code, creditors are automatically stayed from enforcing their rights. In the case of U.S.-certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft equipment. Section 1110 has been the subject of significant litigation and we can give no assurance that Section 1110 will protect its investment in Flight Equipment in the event of a lessee’s bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States and applicable foreign laws may not provide us with comparable protection.
We are subject to significant government regulation and may need to incur significant expenses to comply with new or more stringent governmental regulation.
The aviation industry is highly regulated in the United States by the Federal Aviation Administration (“FAA”) and equivalent regulatory agencies in other countries. Prior to being placed into service the products and services that we provide for aircraft, engines and their components are required meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in certain other countries. We operate repair stations that are licensed by the FAA and the equivalent regulatory agencies in certain other countries. Specific regulations vary from country to country; although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. New and more stringent governmental regulations may be adopted in the future that, if enacted, may adversely impact our financial condition or results of operations.

Any revocation or suspension of our material licenses, certificates, authorizations, or approvals by the FAA or equivalent regulatory agencies in other countries, may adversely impact our financial condition or results of operations.
Users of Flight Equipment are regulated by general civil aviation authorities, including the FAA in the United States and similar governmental authorities in other countries, which regulate the maintenance of engines and issue airworthiness directives. Airworthiness directives typically set forth special maintenance actions or modifications with respect to certain engine and aircraft types or series of specific engines that must be implemented for the engine or aircraft to remain in service. Also, airworthiness directives may require the lessee to make more frequent inspections of an engine, aircraft or particular engine parts. Generally the lessee of our Flight Equipment is responsible for complying with all airworthiness directives. However, if the Flight Equipment is off-lease and in certain circumstances, if dictated by the terms of a Flight Equipment lease, we may be forced to bear the cost of compliance with such airworthiness directives.
A number of our leases require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under the leases and for the export, import or re-export of our Flight Equipment. Consents needed in connection with future leasing or sale of our Flight Equipment may not be received timely or have economically feasible terms. Any of these events could adversely affect our ability to lease or sell Flight Equipment, which, in turn, may adversely impact our financial condition or results of operations.
The U.S. Department of Commerce (the “Commerce Department”) regulates exports of goods outside the United States. We are subject to the Commerce Department’s and the U.S. Department of State’s regulations with respect to the lease and sale of aircraft, engines, engine parts and components, and airframes and accessory parts and components to foreign entities. The Commerce Department and the U.S. Department of State may, in certain cases, require us to obtain export licenses for certain items exported to foreign countries. The U.S. Department of Homeland Security, through the U.S. Customs and Border Protection, enforces regulations related to the import of aircraft, engines, engine parts and components, and airframe and accessory parts and components into the United States. We must expend resources to comply with these regulations and our failure to comply with these regulations may subject us to regulatory actions, which may adversely impact our financial condition or results of operations.
We are prohibited from doing business with persons designated by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) on its “Specially Designated Nationals List,” and must monitor our operations and existing and potential lessees and other counterparties for compliance with OFAC’s rules. Similarly, sanctions issued by the United Nations, the United States government, the European Union or other governments could prohibit or restrict us from doing business in certain countries, or with certain customers or persons, and we must monitor our operations and existing and potential customers and other counterparties for compliance with such sanctions. We must expend resources to comply with these regulations and our failure to comply with these regulations may subject us to regulatory actions, which may adversely impact our financial condition or results of operations.
We are also subject to a variety of other regulations including work-related and community safety laws. The Occupational Safety and Health Act of 1970 mandates general requirements for safe workplaces for all employees and established the Occupational Safety and Health Administration (“OSHA”) in the Department of Labor. In particular, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. In addition, specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. Requirements under state law, in certain circumstances, may mandate additional measures for facilities handling materials specified as extremely dangerous. We believe that our operations are in material compliance with OSHA’s health and safety requirements.
Success at our MRO facilities is dependent upon continued outsourcing by the airlines.
We currently perform MRO activities at six leased locations. Revenues at these facilities fluctuate based on demand for maintenance which, in turn, is driven by the number of aircraft operating and the extent of outsourcing of maintenance activities by airlines. In addition, certain airlines operate new fleet types and/or newer generation aircraft and we may not have contractual arrangements to service these aircraft nor technicians trained and certified to perform the required airframe maintenance, repair, and overhaul activities. If either the number of aircraft operating or the level of outsourcing of maintenance activities declines, we may not be able to execute our operational and financial plans at our MRO facilities, which may adversely impact our financial condition or results of operations.
Our operations would be adversely affected by a shortage of skilled personnel or work stoppages.
We are dependent on an educated and highly skilled workforce because of the complex nature of many of our products and services. Our ability to operate successfully and meet its customers’ demands could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel, including qualified licensed mechanics, to conduct our business, or if we experience a significant or prolonged work stoppage. These and similar events may adversely affect our results of operations and financial condition.
The inability to obtain certain components and raw materials from suppliers could harm our business.
Our business is affected by the availability and price of the raw materials and component parts that we use to manufacture our products. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ ability to adjust delivery of long-lead time products during times of volatile demand. The supply chains for our business could also be disrupted by external events such as natural disasters, extreme weather events, labor disputes, governmental actions and legislative or regulatory changes. As a result, our suppliers may fail to perform according to specifications when required and we may be unable to identify alternate suppliers or to otherwise mitigate the consequences of their non-performance. Transitions to new suppliers may result in significant costs and delays, including those related to the required recertification of parts obtained from new suppliers with our customers and/or regulatory agencies. Our inability to fill our supply needs could jeopardize our ability to fulfill obligations under customer contracts, which could result in reduced revenues and profits, contract penalties or terminations, and damage to customer relationships. Further, increased costs of such raw materials or components could reduce our profits if we were unable to pass along such price increases to our customers.
We operate in highly competitive markets, and competitive pressures may adversely affect us.
The markets for our products and services are highly competitive, and we face competition from a number of sources, both domestic and international. Our competitors include aircraft manufacturers, aircraft component and parts manufacturers, airline and aircraft service companies, other companies MRO services, other aircraft spare parts distributors and redistributors. Certain of our competitors may have substantially greater financial and other resources than we have and others may price their products and services below our selling prices. These competitive markets also create pressure on our ability to hire and retain qualified technicians and other skilled labor needs. We believe that our ability to compete depends on superior customer service and support, on-time delivery, sufficient inventory availability, competitive pricing, and effective quality assurance programs. These competitive pressures have a potential impact on our business, which may adversely affect our results of operations and financial condition.
We are exposed to risks associated with operating internationally.
We conduct business in a number of foreign countries, certain of which are politically unstable or subject to military or civil conflicts. Consequently, we are subject to a variety of risks that are specific to international operations, including the following:
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military conflicts, civil strife, and political risks;

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export regulations that could erode profit margins or restrict exports;

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compliance with the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010, and other anti-bribery and anticorruption laws;

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the burden and cost of compliance with foreign laws, treaties, and technical standards and changes in those regulations;

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contract award and funding delays;

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potential restrictions on transfers of funds;

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import and export duties and value added taxes;

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foreign exchange risk;

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transportation delays and interruptions;

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uncertainties arising from foreign local business practices and cultural considerations; and

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changes in United States policies on trade relations and trade policy, including implementation of or changes in trade sanctions, tariffs, and embargoes.

In addition, the United Kingdom held a referendum in 2016 in which voters approved an exit from the European Union referred to as Brexit. There continues to be substantial uncertainty regarding the economic impact of the United Kingdom’s exit from the European Union. Potential adverse consequences of Brexit include global market uncertainty, volatility in currency exchange rates, greater restrictions on imports and exports between the United Kingdom and other countries and increased regulatory complexities.
While we have adopted and will continue to adopt measures to reduce the potential impact of losses resulting from the risks of doing business internationally, such measures may not be adequate, and the regions in which we operate might not continue to be stable enough to allow us to operate profitably or at all.
Liens on our Flight Equipment could exceed the value of such Flight Equipment, which could negatively affect our ability to repossess, lease or sell such Flight Equipment.
Liens in favor of third parties may attach to Flight Equipment we own and in certain cases our engines may also be installed on airframes to which liens in favor of third-parties unrelated to the engines have attached. These liens may secure substantial sums that may in certain circumstances exceed the value of the particular Flight Equipment to which the liens have attached. In certain jurisdictions, a lien may give the lien holder the right to detain or, in limited cases, sell or cause the forfeiture of the Flight Equipment subject to the lien. Liens held by third parties may have priority over our and our creditors’ interest in our Flight Equipment, either because the third-party liens have priority under applicable local law or because our creditors’ security interests are not filed in jurisdictions outside the United States. These liens and lien holders could impair our ability to repossess and re-lease or sell our Flight Equipment. If our customers do not discharge these liens, we may find it necessary to pay the claims secured by such liens to repossess the Flight Equipment subject to such third-party liens.
In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.
In certain jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, such that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner’s obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of a lessee’s bankruptcy or lease default while the aircraft with the engine installed remains in such a jurisdiction. We may suffer a loss if we are not able to repossess engines leased to lessees in these jurisdictions.
Business acquisitions expose us to risks, including the risk that we may be unable to effectively integrate acquired businesses.
We have completed multiple acquisitions over the past few years and have discussions with third parties regarding acquisitions on a regular basis. Acquisitions involve risks, including difficulties in integrating the operations and personnel, the effects of amortization of any acquired intangible assets and the potential impairment of goodwill, and the potential loss of key employees of the acquired business. In addition, acquisitions often require substantial management resources and have the potential to divert our attention from our existing business. For any businesses we may acquire in the future, we may not be able to execute its operational, financial, or integration plans for the acquired businesses, which may adversely affect our results of operations and financial condition.
We are dependent upon continued availability of financing to manage our business and to execute our business strategy, and additional financing may not be available on terms acceptable to us.
Our ability to manage our business and to execute our business strategy is dependent, in part, on the continued availability of debt and equity capital. Access to the debt and equity capital markets may be limited by various factors, including the condition of overall credit markets, general economic factors, state of the aviation industry, our financial performance, and credit ratings. Debt and equity capital may not continue to be available to us on favorable terms, or at all. Our inability to obtain financing on favorable terms may adversely affect our results of operations and financial condition.
Our existing debt includes restrictive and financial covenants.
Certain current financing arrangements require us to comply with various restrictive covenants and in certain cases contain financial covenants that require us to comply with specified financial ratios and tests. Our failure to meet these covenants could result in default under these loan and debt agreements and may result in a cross-default under other debt agreements. In the event of a default and our inability to obtain a waiver of the default, all amounts outstanding under our debt agreements could be declared immediately due and payable. Our failure to comply with these covenants may adversely affect our results of operations and financial condition.
Our industry is susceptible to product and other liability claims, and claims not adequately covered by insurance may adversely affect our results of operations and financial condition.
Our business exposes it to possible claims for property damage and bodily injury or death which may result if an aircraft, engine, engine part or component, airframe part or accessory, or any other aviation product that we have sold, manufactured, or repaired fails, or if Flight Equipment we serviced or leased, or in which our products are installed, has an accident. We carry substantial liability insurance in amounts that we believe are adequate for our risk exposure and commensurate with industry norms. However, claims may arise in the future, and our insurance coverage may not be adequate to protect us in all circumstances. Additionally, we might not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability claim not covered by adequate insurance may adversely affect our results of operations and financial condition.
We are subject to unique business risks as a result of supplying equipment and services to the U.S. government directly and as a subcontractor, which could lead to a reduction in our net sales from, or the profitability of our supply arrangements with, the U.S. government.
Companies engaged in supplying defense-related equipment and services to U.S. government agencies are subject to business risks specific to the defense industry. We currently, and may in the future, contract directly with the U.S. government or act as a subcontractor to customers contracting with the U.S. government. Accordingly, the U.S. government may unilaterally suspend or prohibit us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, revoke required security clearance, reduce the value of existing contracts or audit our contract related costs and fees.
In addition, because we contract directly with the U.S. government or act as a subcontractor to customers contracting with the U.S. government, we may be subject to U.S. government inquiries and investigations, including periodic audits of costs that we determine are reimbursable under government contracts. U.S. government agencies routinely audit government contractors to review performance under contracts, cost structure and compliance with applicable laws, regulations, and standards, as well as the adequacy of and compliance with internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be misclassified or inaccurately allocated to a specific contract are not reimbursable, and to the extent already reimbursed, must be refunded. Also, any inadequacies in our systems and policies could result in payments being withheld, penalties and reduced future business, may adversely affect our results of operations and financial condition.

Our business could be negatively affected by cyber or other security threats or other disruptions.
Our business depends heavily on information technology and computerized systems to communicate and operate effectively. Our systems and technologies, or those of third parties on which we rely, could fail or become unreliable due to equipment failures, software viruses, cyber threats, ransomware attacks, terrorist acts, natural disasters, power failures or other causes.
Cyber security threats are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to our sensitive information, business e-mail compromises, ransomware attacks, and other electronic security breaches, including at our customers, suppliers, subcontractors, and joint venture partners, that could lead to disruptions in mission critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data.
The procedures and controls we utilize to monitor and mitigate these threats may not be sufficient to prevent security threats from materializing. If any of these events were to materialize, the costs related to cyber or other security threats or disruptions may not be fully insured or indemnified and may adversely affect our results of operations and financial condition.
Moreover, expenditures incurred in implementing and maintaining cyber security and other procedures and controls may adversely affect our results of operations and financial condition.
We must comply with extensive environmental requirements, and any exposure to environmental liabilities may adversely affect us.
Federal, state, and local requirements relating to the discharge and emission of substances into the environment, the disposal of hazardous wastes, the remediation and abatement of contaminants, and other activities affecting the environment have had and may continue to have an impact on our operations. Our management cannot assess the possible effect of compliance with future environmental requirements or of future environmental claims for which we may not have adequate indemnification or insurance coverage. If we were required to pay the expenses related to any future environmental claims for which neither indemnification nor insurance coverage were available, these expenses may adversely affect our results of operations and financial condition.
Future regulatory developments in the United States and abroad concerning environmental issues, such as climate change, could adversely affect our operations and increase operating costs and, through their impact on our customers, reduce demand for our products and services. Actions may be taken in the future by the U.S. government, state governments within the United States, foreign governments, or the International Civil Aviation Organization to regulate the emission of greenhouse gases by the aviation industry. The precise nature of any such requirements and their applicability to us and our customers are difficult to predict, but the impact to us and the aviation industry, including the potential for increased fuel costs, carbon taxes or fees, or a requirement to purchase carbon credits may adversely affect our results of operations and financial condition.
We may need to make significant capital expenditures to keep pace with technological developments in our industry.
The industries in which we participate are constantly undergoing development and change, and it is likely that new products, equipment, and MRO methods will be introduced in the future. We may need to make significant expenditures to purchase new equipment and to train our employees to keep pace with any new technological developments. These expenditures may adversely affect our results of operations and financial condition.
We do not own certain intellectual property and tooling that is important to our business.
In our MRO business, OEMs of equipment that we maintain for our customers include language in repair manuals relating to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in our operations. Although we believes that our use of manufacture and repair manuals is lawful, there can be no assurance that OEMs will not try to enforce such claims, including through the possible use of legal proceedings, or that any such actions will be unsuccessful.

Our business also depends on using certain intellectual property and tooling that we have rights to use pursuant to license grants under its contracts with OEM customers. These contracts contain restrictions on our use of the intellectual property and tooling and may be terminated if we violate certain of these restrictions. Our loss of a contract with an OEM customer and the related license rights to use an OEM’s intellectual property or tooling may adversely affect our results of operations and financial condition.
Our operations depend on our facilities, which are subject to physical and other risks that could disrupt production.
Our facilities or our customers’ facilities could be damaged or disrupted by a natural disaster, war, or terrorist activity. A major catastrophe, such as an earthquake, hurricane, fire, flood, tornado or other natural disaster at any of our sites, or war or terrorist activities in any of the areas where we conduct operations could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of products and the loss of sales and customers and we may not have insurance to adequately compensate us for any of these events. For leased facilities, timely renewal of leases and risk mitigation from the sale of our leased facilities is required to avoid any business interruption.
Our reputation, our ability to do business and our financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which we participate.
We have implemented policies, procedures, training and other compliance controls, and have negotiated terms designed to prevent misconduct by employees, agents or others working on our behalf or with us that would violate the applicable laws of the jurisdictions in which it operates, including laws governing improper payments to government officials, the protection of export controlled, cost accounting and billing, competition and data privacy. However, we cannot ensure that it will prevent all such misconduct committed by our employees, agents, subcontractors, suppliers, business partners or others working on its behalf or with it, and this risk of improper conduct may increase as we expand globally. In the ordinary course business we form and are members of joint ventures. We may be unable to prevent misconduct or other violations of applicable laws by these joint ventures (including their officers, directors and employees) or our partners. Improper actions by those with whom or through whom we do business (including our employees, agents, subcontractors, suppliers, business partners and joint ventures) could subject us to administrative, civil or criminal investigations and monetary and non-monetary penalties, including suspension and debarment, which may adversely affect our results of operations and financial condition.
We are subject to certain limitations on employee compensation pursuant to the CARES Act.
In connection with the financial assistance we have received and may in the future receive through the Payroll Support Program and loan program under the CARES Act, pursuant to the CARES Act we are subject to the limitations on the payment of certain employee compensation through March 24, 2022. These restrictions will materially affect our operations, and it may not be successful in managing these impacts for the duration of the restrictions. In particular, limitations on compensation may adversely impact our ability to retain senior management during this critical time.
Our business might suffer if we were to lose the services of certain key employees.
Our business operations depend upon our key employees, including our executive officers. Because our key employees have knowledge of our industry and customers and would be difficult to replace, loss of any of these employees may adversely affect our results of operations and financial condition.
If any of our customers were to become insolvent or experience substantial financial difficulties, our business, financial condition and results of operations may be adversely affected.
If any of the customers with whom we do business becomes insolvent or experiences substantial financial difficulties we may be unable to timely collect amounts owed to us by such customers and may not be able to sell the inventory we have purchased for such customers, which may adversely affect our results of operations and financial condition.

We will incur significant costs as a result of operating as a publicly traded company, and our management is required to devote substantial time to public company compliance requirements and investor needs.
As a publicly traded company, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and the rules of the SEC and the Nasdaq have imposed various requirements on public companies. Our management and other personnel will devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to result in increased legal and financial compliance costs compared to a private company and make certain activities more time-consuming and costly. For example, we believe these rules and regulations make it more difficult and more expensive for us to maintain appropriate levels of director and officer liability insurance.
We could become involved in intellectual property litigation, which could have a material and adverse impact on our profitability.
We and other companies in its industry possess certain proprietary rights relating to designs, engineering, manufacturing processes and MRO procedures. In the event that we believe that a third party is infringing upon our proprietary rights, we may bring an action to enforce such rights. In addition, third parties may claim infringement by us with respect to their proprietary rights and may initiate legal proceedings against us in the future. The expense and time of bringing an action to enforce such rights or defending against infringement claims can be significant, which may adversely affect our results of operations and financial condition.
Intellectual property litigation involves complex legal and factual questions which makes the outcome of any such proceedings subject to considerable uncertainty. Not only can such litigation divert management’s attention, but it can also expose us to damages and potential injunctive relief which, if granted, may preclude us from making, using or selling particular products or technology. The expense and time associated with such litigation may adversely affect our results of operations and financial condition.
Our business and financial results may be affected by various litigation and regulatory proceedings.
We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future. These proceedings have included, and in the future may include, matters involving personnel and employment issues, workers’ compensation, personal and property injury, disputes relating to acquisitions (including contingent consideration), governmental investigations and other proceedings. Some historical and current legal proceedings and future legal proceedings may purport to be brought as class actions on behalf of similarly situated parties including with respect to employment-related matters. We cannot be certain of the ultimate outcomes of any such claims, and resolution of these types of matters against us may result in significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely affect our business or financial results. See “Business — Legal Proceedings.”
Risk Factors Related to our common stock
We will incur increased costs as a result of becoming a public company.
As a public company, we have incurred and will continue to incur significant legal, accounting, insurance, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies for reporting and corporate governance purposes generally have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In estimating these costs, we took into account expenses related to insurance, legal, accounting, and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
Our management has limited experience in operating a public company.
Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and our growth. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.
An active, liquid trading market for our common stock may not develop.
There has not been a public sustained market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the further development of a trading market on NASDAQ or otherwise in the future or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock. Among other things, in the absence of a liquid public trading market:
•
you may not be able to liquidate your investment in shares of common stock;

•
you may not be able to resell your shares of common stock at or above the price attributed to them in the business combination;

•
the market price of shares of common stock may experience significant price volatility; and

•
there may be less efficiency in carrying out your purchase and sale orders.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our common stock, the price of our common stock could decline.
The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock could be negatively affected. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our common stock could decline. If one or more of these analysts cease to cover our common stock, we could lose visibility in the market for our stock, which in turn could cause our common stock price to decline.
Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.
Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Certain shares of our common stock are freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers, and other affiliates, as that term is defined in the Securities Act, which are be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Certain of our stockholders and members of our management have rights, subject to certain conditions, to require us to file registration statements covering shares of our common stock or to include shares in registration statements that we may file for ourselves or other stockholders. Any such sales, including sales of a substantial number of shares or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We may also issue shares of our common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in ownership dilution to you as a stockholder and cause the trading price of our common stock to decline.

USE OF PROCEEDS
All of the shares of common stock and warrants offered by the Selling Stockholders will be sold by them for their respective accounts. We will not receive any of the proceeds from these sales.
The Selling Stockholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such Selling Shareholders in disposing of their shares of common stock and warrants, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants.
We will receive proceeds from the exercise of the warrants for cash, but not from the sale of the shares of common stock issuable upon such exercise.

DETERMINATION OF OFFERING PRICE
The offering price of the shares of common stock underlying the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per share. The Warrants are listed on the Nasdaq Global Select Market under the symbol “ASLEW.”
We cannot currently determine the price or prices at which shares of our common stock or Warrants may be sold by the Selling Stockholders under this prospectus.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY
Market Information
Our common stock and Warrants are currently listed on the Nasdaq Global Select Market under the symbols “ASLE” and “ASLEW,” respectively. Prior to the consummation of the Business Combination, our common stock and our Warrants were listed on the Nasdaq Capital Market under the symbols “MNCL,” “MNCLU” and “MNCLW,” respectively. As of     , following the completion of the Business Combination, there were      holders of record of our common stock and      holders of record of our Warrants.
Dividend Policy
We have not paid any cash dividends on the common stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. We do not anticipate declaring any cash dividends to holders of the common stock in the foreseeable future.
Securities Authorized for Issuance under Equity Compensation Plans
As of September 30, 2020, we did not have any securities authorized for issuance under equity compensation plans. In connection with the Business Combination, our stockholders approved the 2020 Plan and 2020 ESPP.
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock issued or issuable under the 2020 Plan and the 2020 ESPP. Any such Form S-8 registration statement will become effective automatically upon filing. We expect that the initial registration statement on Form S-8 will cover shares of common stock underlying the 2020 Plan and the 2020 ESPP. Once these shares are registered, they can be sold in the public market upon issuance, subject to applicable restrictions.

SELECTED FINANCIAL INFORMATION
The following table presents our selected historical financial information for the periods presented. The selected historical consolidated balance sheet data as of September 30, 2020 and the selected historical consolidated statements of operations and cash flows data for each of the six months ended September 30, 2020 and 2019 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2019 and 2018 and the selected historical consolidated statements of operations and cash flows data for each of the years ended December 31, 2019 and 2018 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus.
The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any future period. In the opinion of Advantage’s management, the following unaudited condensed consolidated financial statement data reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for those periods.
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2020	2019	2019	2018
Income Statement Data:
Total Net Revenues	$159,556,244	$183,324,843	304,201,203	$290,732,049
Gross Profit	39,663,937	52,876,672	85,048,759	72,168,805
Operating Income / (Loss)	10,359,994	8,207,772	22,058,355	25,505,463
Net Income / (Loss) from continuing operations	7,840,689	6,495,669	15,499,138	26,725,449
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2020	2019	2019	2018
Cash Flow Data:
Net cash (used in) provided by operating activities	$19,985,952	$(10,207,279)	45,455,834	$59,246,487
Net cash (used in) provided by investing activities	(16,696,803)	(55,662,586)	(62,093,145)	44,189,907
Net cash provided by (used in) financing activities	(3,424,273)	31,446,747	(5,512,054)	(83,783,225)
		As of December 31,
(in thousands)	As of September 30, 2020	2019	2018
Balance Sheet Data:
Cash and cash equivalents	$17,369,878	$17,505,002	$21,604,166
Working capital	111,055,261	100,591,914	95,671,809
Total current assets	143,930,011	141,785,798	128,157,465
Total assets	340,880,044	343,984,256	320,468,964
Total debt	—	3,351,714	8,727,477
Total equity	301,826,054	293,985,365	277,767,794

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2020	2019	2019	2018
Other Data:
Adjusted EBITDA(1)	$48,537,551	$17,589,315	$56,907,404	$47,823,502

(1)
We define Adjusted EBITDA as net income (loss) after giving effect to interest expense, depreciation and amortization, income tax expense (benefit), the AerLine Divestiture Adjustment, management fees, settlement of litigation against an airline, one-time adjustments and non-recurring items and normalization of redundant and/or outlier activities including out-of-period leasing revenues, acquisition expenses, normalized appraisal expenses and others.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
ASSETS	AerSale Corp. Balance Sheet as of September 30, 2020	Monocle Acquisition Corp. Balance Sheet as of September 30, 2020		Pro Forma Adjustments	September 30, 2020 Pro forma Combined
Current assets:
Cash and cash equivalents	$17,369,878	96,288	[A]	177,053,371	65,871,295
			[B]	60,500,000
			[C]	(165,768,236)
			[D]	(2,677,160)
			[D]	(7,631,765)
			[E]	(13,071,081)
Accounts receivable, net	38,957,481				38,957,481
Inventory:
Aircraft, airframes, engines, and parts	69,112,736				69,112,736
Advance vendor payments	10,530,062				10,530,062
Deposits, prepaid expenses, and other current assets	7,129,485	136,873	[D]	(136,873)	7,129,485
Due from related party	830,369				830,369
Total current assets	143,930,011	233,161		48,268,256	192,431,428
Fixed assets:
Aircraft and engines held for lease, net	85,959,095				85,959,095
Property and equipment, net	7,838,606				7,838,606
Inventory:
Aircraft, airframes, engines, and parts	44,724,078				44,724,078
Deferred income tax asset, net	3,413,572				3,413,572
Deferred financing costs, net	534,616				534,616
Deferred customer incentives and other assets, net	270,782				270,782
Goodwill	19,860,168				19,860,168
Intangible asset	28,899,377				28,899,377
Due from related party	5,449,739				5,449,739
Cash and marketable securities held in Trust Account	—	177,053,371	[A]	(177,053,371)	—
Total assets	$340,880,044	177,286,532		(128,785,115)	389,381,461
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	15,751,468				15,751,468
Accrued expenses	8,812,043	677,106	[D]	(677,106)	6,875,116
			[D]	(2,136,927)

ASSETS	AerSale Corp. Balance Sheet as of September 30, 2020	Monocle Acquisition Corp. Balance Sheet as of September 30, 2020		Pro Forma Adjustments	September 30, 2020 Pro forma Combined
			[D]	200,000
Promissory note – related party	—	150,000	[D]	(150,000)	—
Lessee and customer purchase deposits	2,756,987				2,756,987
Deferred revenue	5,554,252				5,554,252
Total current liabilities	$32,874,750	827,106		(2,764,033)	30,937,823
Long-term lease deposits	1,144,771				1,144,771
Maintenance deposit payments and other liabilities	5,034,469				5,034,469
COMMITMENTS AND CONTINGENCIES
Common stock subject to possible redemption	—	171,459,418	[F]	(171,459,418)	—
STOCKHOLDERS’ EQUITY:
Preferred stock	2,000		[G]	(2,000)	—
our common stock	—	—	[L]	4,105	4,105
NewCo additional paid-in capital	—	—	[H]	243,218,738	293,655,477
			[I]	500
			[G]	2,000
			[J]	530
			[H]	4,225,951
			[K]	773,527
			[F]	171,459,418
			[C]	(165,768,236)
			[B]	60,500,000
			[D]	150,000
			[D]	(200,000)
			[E]	(13,071,081)
			[D]	(7,631,765)
			[L]	(4,105)
Common stock	500	530	[I]	(500)	—
			[J]	(530)
Additional paid-in capital	243,218,738	4,225,951	[H]	(243,218,738)	—
			[H]	(4,225,951)
Retained earnings	58,604,816	773,527	[K]	(773,527)	58,604,816
Total stockholders’ equity	301,826,054	5,000,008		45,438,336	352,264,398
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$340,880,044	177,286,532		(128,785,115)	389,381,461

[A]
Reflects the reclassification of cash and cash equivalents outside the Trust Account that becomes available in connection with the Business Combination.

[B]
Reflects $60.5 million cash proceeds in consideration for 7.6125 million common shares issued to Common Equity Investors.

[C]
Reflects the withdrawal of funds from the Trust Account and cash on hand to fund redemption of 16,153,589 shares of Monocle Common Stock at approximately $10.262 per share.

[D]
Reflects adjustments related to the payment of transaction expenses, including, but not limited to, promissory note, advisory fees, legal fees and registration fees. This adjustment includes a reduction to accrued expenses or prepaid expenses for any previously incurred or prepaid transaction costs that are in connection with the consummation of the Business Combination, and netted with the total Closing costs. Similarly, included in this adjustment, is the addition to accrued expenses for transactions costs to be paid post Business Combination by NewCo.

[E]
Reflects $13.1 million Aggregate Cash Consideration to be paid to existing AerSale Stockholders and SAR Holders in exchange for their ownership shares of AerSale.

[F]
Reflects the reclassification of Monocle Common Stock subject to possible redemption to permanent equity.

[G]
Represents the re-capitalization of shares of AerSale Preferred Stock to NewCo additional paid-in capital.

[H]
Represents the classification of additional paid-in capital to NewCo additional paid-in capital.

[I]
Represents the re-capitalization of shares of AerSale Common Stock to NewCo additional paid-in capital.

[J]
Reflects the re-capitalization of Monocle Common Stock to NewCo additional paid-in capital.

[K]
Reflects the re-capitalization of Monocle’s retained earnings to NewCo additional paid-in capital.

[L]
Reflects the classification of our common stock at par value $0.0001 per share.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
	AerSale Corp. Statement of Operations For the nine months ended September 30, 2020	Monocle Acquisition Corp. Statement of Operations For the nine months ended September 30, 2020		Pro Forma Adjustments	Condensed Combined Statement of Operations For the nine months ended September 30, 2020
	Unaudited	Unaudited
Revenue:
Products	37,726,383				37,726,383
Leasing	47,637,093				47,637,093
Services	74,192,768				74,192,768
Total net revenue	159,556,244				159,556,244
Cost of sales and operating expenses:
Cost of products	41,206,646				41,206,646
Cost of leasing	21,315,784				21,315,784
Cost of services	57,369,877				57,369,877
Total cost of sales	119,892,307				119,892,307
Gross profit	39,663,937				39,663,937
Selling, general, and administrative expenses	40,614,124	226,480	[AA]	(226,480)	40,614,124
CARES Act proceeds	(12,692,702)				(12,692,702)
Transaction expenses	433,681		[BB]	(433,681)	—
Income (loss) from operations	11,308,834	(226,480)		660,161	11,742,515
Other income (expenses):
Interest income (expense), net	(1,306,977)	16,021	[AA]	(16,021)	(1,306,977)
Other income, net	358,137				358,137
Total other (expenses) income	(948,840)	16,021		(16,021)	(948,840)
Income (loss) from operations before income tax provision	10,359,994	(210,459)		644,140	10,793,675
Income tax (expense) benefit	(2,519,305)	7,136		(155,702)	(2,667,871)
Net income (loss)	7,840,689	(203,323)		488,438	8,125,804
Dividends attributable to preferred stockholders	18,582,068	—	[CC]	(18,582,068)	—
Net (loss) income from operations attributable to AerSale Corp. common shareholders	(10,741,379)	(203,323)		19,070,506	8,125,804
(Loss) earnings per share – basic and diluted:
Net (loss) earnings per share from operations	(214.83)	(0.04)	[DD]		0.20

Notes:
[AA]
Reflects the elimination of Monocle’s historical operation costs and interest income on the trust account and related tax impact that would not have been incurred had the Business Combination been consummated on January 1, 2019. The effective tax rate assumed for both Monocle and AerSale is 24.2%. Operating expenses during 2020 not related to the Business Combination were insignificant.
[BB]
Elimination of transaction expenses related to the Business Combination incurred in the period ended September 30, 2020.

[CC]
Reflects the elimination of the Dividends from the AerSale Preferred Stock.

[DD]
Represents 41,046,216 weighted average shares comprised of 1,096,411 shares currently owned by Monocle public stockholders, 1,592,188 shares currently owned by Initial Stockholders and Cowen plus 30,382,680 shares to be issued to existing AerSale shareholders, 7,612,500 shares to be issued to PIPE investors and 362,437 shares to be issued to advisors. All shares are assumed to have been issued on January 1, 2019.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
	AerSale Corp. Statement of Operations For the year ended December 31, 2019	Monocle Acquisition Corp. Statement of Operations For the year ended December 31, 2019		Pro Forma Adjustments	Condensed Combined Statement of Operations For the year ended December 31, 2019
Revenue:
Products	170,566,047				170,566,047
Leasing	64,245,884				64,245,884
Services	69,389,272				69,389,272
Total net revenue	304,201,203				304,201,203
Cost of sales and operating expenses:
Cost of products	131,671,553				131,671,553
Cost of leasing	29,217,035				29,217,035
Cost of services	58,263,856				58,263,856
Total cost of sales	219,152,444				219,152,444
Gross profit	85,048,759				85,048,759
Selling, general, and administrative expenses	59,813,607	1,573,512	[AA]	(1,573,512)	59,813,607
Transaction expenses	3,176,797		[BB]	(3,176,797)
Income (loss) from operations	22,058,355	(1,573,512)		4,750,309	25,235,152
Other income (expenses):
Interest income (expense), net	(3,006,663)	3,164,817	[AA]	(3,164,817)	(3,006,663)
Other income (expenses), net	611,109				611,109
Total other (expenses) income	(2,395,554)	3,164,817		(3,164,817)	(2,395,554)
Income from operations before income tax provision	19,662,801	1,591,305		1,585,492	22,839,598
Income tax (expense)	(4,163,663)	(627,795)		(383,245)	(5,174,703)
Net income	15,499,138	963,510		1,202,247	17,664,895
Dividends attributable to preferred stockholders	34,632,836	—	[CC]	(34,632,836)	—
Net (loss) income from operations attributable to AerSale Corp. common shareholders	(19,133,698)	963,510		35,835,083	17,664,895
(Loss) earnings per share – basic and diluted:
Net (loss) earnings per share from operations	(382.67)	(0.28)	[DD]		0.43

Notes:
[AA]
Reflects the elimination of Monocle’s historical operation costs and interest income on the trust account and related tax impact that would not have been incurred had the Business Combination been consummated on January 1, 2019. The effective tax rate assumed for both Monocle and AerSale is 24.2%. Operating expenses during 2019 not related to the Business Combination were insignificant.

[BB]
Elimination of transaction expenses related to the Business Combination incurred in the year ended December 31, 2019.

[CC]
Reflects the elimination of the Dividends from the AerSale Preferred Stock.

[DD]
Represents 41,046,216 weighted average shares comprised of 1,096,411 shares currently owned by Monocle public stockholders, 1,592,188 shares currently owned by Initial Stockholders and Cowen plus 30,382,680 shares to be issued to existing AerSale shareholders, 7,612,500 shares to be issued to PIPE investors and 362,437 shares to be issued to advisors. All shares are assumed to have been issued on January 1, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following management’s discussion and analysis together with “Selected Historical Consolidated Financial Information” and our Consolidated Unaudited Financial Statements and the related notes for the fiscal nine months ended September 30, 2020 and 2019 included elsewhere in this prospectus. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those currently anticipated by us because of the factors described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements.”
General
We were founded in 2008 by Nicolas Finazzo and Robert Nichols, as a platform for serving the commercial aviation aftermarket sector. Our founders each have over 30 years of experience in aircraft and engine (“Flight Equipment”) management, sales and maintenance services, and are supported by an experienced executive management team.
In early 2010, we partnered with private equity firm Leonard Green & Partners, L.P. to scale our business and finance the creation of a purpose-built and fully integrated aviation company. Since our founding, we have established a global footprint focused on providing products and services that maximize the value of Flight Equipment in the middle to end cycle of its operating life.
We are a worldwide provider of aftermarket commercial aircraft, engines, and their parts to passenger and cargo airlines, leasing companies, Original Equipment Manufacturers (“OEM”), government and defense contractors, and maintenance, repair and overhaul (“MRO”) service providers. we report our activities in two business segments: Asset Management Solutions, comprised of activities that extract value from strategic asset acquisitions either as whole assets or by disassembling for used serviceable material (“USM”); and Technical Operations (“TechOps”), comprised of MRO activities for aircraft and their components, and sales of internally developed engineered solutions products.
We focus on mid-life assets and monetizes them through our Asset Management Solutions segment. Asset Management Solutions’ activities include monetization of assets through the lease or sale of whole assets, or through disassembly activities in support of our USM-related activities. Our monetizing services have been developed to maximize returns on mid-life Flight Equipment throughout their operating life, in conjunction with realizing the highest residual value of Flight Equipment at its retirement. We accomplish this by utilizing our deep market and technical knowledge related to the management of Flight Equipment sales, leasing and MRO activities. To extract value from the remaining flight time on whole assets, we provide flexible short-term (generally less than five years) leasing solutions of Flight Equipment to passenger and cargo operators across the globe. Once the value from the Flight Equipment’s flight time has been extracted, Flight Equipment is considered to be at or near the end of its useful life and is analyzed for return maximization as either whole asset sales or disassembled for sale as USM parts. Revenues from this segment are segregated between Aircraft and Engine depending on the asset type that generated the revenue. Lease revenues and the related depreciation from aircraft and engines installed on those aircrafts is recognized under the Aircraft category. Revenues from sales of whole aircraft and related cost of sales are allocated between the Aircraft and Engine categories based on the allocated cost basis of the asset sold.
Our TechOps segment provides internal and third-party aviation services, including internally developed engineered solutions, full heavy aircraft maintenance and modification, component MRO, as well as storage and end-of-life disassembly services. Our MRO business also engages in longer-term projects such as aircraft modifications, cargo/tanker conversions of aircraft, and aircraft storage. The TechOps segment also includes MRO of landing gear, thrust reversers, hydraulic systems, and other aircraft components.
We utilize these capabilities to support our customers’ Flight Equipment, as well as to maintain and improve our owned Flight Equipment, which is subsequently sold or leased to our customers. These processes require a high degree of expertise on each individual aircraft or component that is being serviced. Our knowledge of these processes allows us to assist customers to comply with applicable regulatory and OEM requirements. There is also a significant amount of skilled labor that goes into this process.
In addition to our aircraft and USM parts offerings, we develop Engineered Solutions consisting of Supplemental Type Certificates (“STCs”) that can be installed on existing Flight Equipment to improve performance, comply with regulatory requirements, or improve safety. An example of these solutions is the AerSafe ™ product line, which we have designed and obtained Federal Aviation Administration (“FAA”) approval to sell as a solution for compliance with the FAA’s fuel tank flammability regulations. These products are proprietary in nature and function as non-OEM solutions to regulatory requirements and other technical challenges, often at reduced delivery time and cost for operators. In order to develop these products, we engage in research and development activities.
Impact of COVID-19
COVID-19 has been declared a global health pandemic by the World Health Organization. COVID-19 has impacted nearly all regions of the world, which has driven the implementation of significant, government-imposed measures to prevent or reduce its spread, including travel restrictions, the closing of borders, “shelter in place” orders and business closure. As a result, commercial airlines have experienced a decline in demand for air travel. The reduced number of aircraft in service and corresponding flying hours negatively impacts the demand for our services, and prolonged reduction could materially and adversely affect our business, operating results, financial condition, and liquidity. An extended pandemic, or the threat thereof, could also result in employee absenteeism leading to lower productivity in our service locations, temporary closure of our offices and facilities, travel restrictions for our workforce and other voluntary actions that may result in business disruptions.
Early in March 2020, as we began to see the impacts to our customers, we took actions to position ourselves for the short-term impacts of COVID-19, while allowing us the flexibility to quickly pursue the opportunities that would follow. We cancelled approximately $20 million of feedstock opportunities under negotiation, as we evaluated the impacts of COVID-19 on asset valuations. We also reexamined its structure and executed measures in March 2020 to right-size the business through headcount reductions, temporary salary adjustments, and suspension of various other initiatives to reduce costs by over $20 million on an annualized basis. These measures enabled us to remain cash flow positive through the first three quarters of 2020.
Our customer base is diverse, and we have increasingly been able to cross-sell our products and services across numerous channels, not just for passenger aircraft, but also for cargo and government customers, including the US Department of Defense. We expect demand for Flight Equipment and services to support passenger traffic to remain weak throughout 2020, recovering gradually, and then accelerating throughout 2021 and thereafter as available vaccines and therapeutics, advances in public health capacity, and changes in how passengers fly makes air travel more attractive for business and personal travelers. There is a high degree of uncertainty regarding the pace of this recovery, with a wide variance among industry analysts. For planning purposes, we have assumed that the demand for passenger air travel will not reach 2019 levels until 2023. However, we are already starting to see signs of a recovery in commercial aviation and believes that the 2nd quarter of 2020 represented the trough for our revenue and Adjusted EBITDA.
The current dislocation in the commercial aviation market presents certain unique opportunities for us, and we are capitalizing on our business model to take advantage of these potential opportunities.
•
We are well positioned to acquire a substantial amount of feedstock with aircraft retirements forecast to grow from an average of approximately 600 retirements annually, to approximately 2,000 aircraft forecasted for 2020. In total, an estimated 4,000 are now expected to be retired between 2020 and 2024.

•
Increased feedstock of in-production aircraft will allow us to participate in burgeoning USM markets that have previously relied almost exclusively on OEM new material; expanding its presence in a $4 billion plus market that is forecasted to expand as customers look for low cost, high quality solutions. USM material typically provides a cost advantage over OEM new material of approximately 30% or more.

•
We anticipate accelerated acquisition of additional Flight Equipment, and are particularly focused on responding to the expected increase in demand for passenger-to-freighter conversion feedstock, as well as to flight operators and lessors looking to acquire used replacement engines in order to avoid costly engine shop visits.

•
We have experienced a dramatic rise in demand for dry dessert aircraft storage services at our Goodyear, AZ. and Roswell, NM. facilities. Typical demand for aircraft storage pre-COVID was running at just over 100 aircraft, while we expect to have over 500 aircraft in storage by year end 2020. As one of the largest providers of aircraft storage, we are seeing a significant rise in storage and preservation revenues.

•
As many of the aircraft in storage at our facilities will return to service with new operators in a normalizing market going forward, we expect to see a surge in demand for our aircraft MRO services, including interior modifications, cargo conversion services, and equipment upgrades.

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Record numbers of aircraft in storage at our facilities is also expected to significantly increase our “first-access” aircraft buying opportunities, while simultaneously providing a significant savings advantage through the reduced logistical costs associated with buying aircraft on-site.

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We will accelerate the organic expansion of MRO capabilities within our TechOps facilities (e.g. increased landing gear MRO operations at our Landing Gear Solutions facility in Rio Rancho, NM); however, as with the Asset Management segment, greater focus is now being shifted towards targeted pandemic-resilient markets, including cargo, defense, and government sectors.

•
Management expects to see an uptick in mergers and acquisition (M&A) opportunities from non-integrated and less disciplined competitors who have been heavily acquiring mid-life assets in the overheated pre-COVID market run up. We believe it is entering an ideal period to accelerate its non-organic growth through increased M&A initiatives, while benefiting from greater market share and workforce availability in a less-crowded and less-competitive landscape.

We believe that our debt-free balance sheet, available liquidity under existing credit facilities, and the cash proceeds from the closing of the initial business combination with Monocle will provide us with sufficient resources to take advantage of the business opportunities it foresees with its adaptive business strategy. We have a proven historical track record of highly disciplined asset acquisitions in post recessionary environments achieving high returns and minimal inventory obsolescence charges.
As we respond to the changing business environment caused by COVID-19, it expects the mix of business in its two business segments to change, with the percentage of business coming from TechOps increasing. As the commercial aviation market recovers, we expect both segments to experience growth, but with the split between the two segments eventually returning to prior levels. We believe that this short-term change in mix demonstrates the ability of our diverse offerings to respond effectively to changing market dynamics.
Results of Operations for the Nine Months Ended September 30, 2020 and 2019
Sales and gross profit for our two business segments for the nine-month period ended in September 30, 2020 and 2019, and the years ended December 31, 2019 and 2018 were as follows:
Nine-months ended September 30, 2020 compared to the nine-months ended September 30, 2019
	Nine months ended September 30,		Percent Change
(in thousands, except percentages)	2020	2019
Revenue
Asset Management Solutions
Aircraft	$45,819	$56,600	(19.0)%
Engines	$35,515	$67,040	(47.0)%
	$81,334	$123,640	(34.2)%

	Nine months ended September 30,		Percent Change
(in thousands, except percentages)	2020	2019
TechOps
MRO	$74,193	$49,192	50.8%
Product Sales	$4,029	$10,493	(61.6)%
	$78,222	$59,685	31.1%
	$159,556	$183,325	(13.0)%

	Nine months ended September 30,		Percent Change
(in thousands, except percentages)	2020	2019
Gross Profit
Asset Management Solutions
Aircraft	$9,110	$15,496	(41.2)%
Engines	$13,465	$23,782	(43.4)%
	$22,575	$39,278	(42.5)%
TechOps
MRO	$16,823	$8,116	107.3%
Product Sales	$266	$5,483	(95.1)%
	$17,089	$13,599	25.7%
	$39,664	$52,877	(25.0)%
Total revenues decreased $23.8 million or 13.0% to $159.6 million for the nine months ended September 30, 2020, from $183.3 million for the nine months ended September 30, 2019, driven by a decrease of $42.3 million, or 34.2%, within Asset Management Solutions and an increase of $18.5 million or 31.1% million within TechOps.
Asset Management Solutions
Sales in the Asset Management Solutions segment decreased $42.3 million or 34.2%, to $81.3 million for the nine months ended September 30, 2020, from $123.6 million for the nine months ended September 30, 2019, due to a $10.8 million or 19.0% decrease in revenues from Aircraft, and a $31.5 million or 47.0% decrease in revenues from Engines. The decrease in Aircraft revenues is primarily attributable to decreased activity in the A320 and B767 product lines as a result of lower trading and leasing volume. The decrease in Engines revenues is primarily attributable to decreased activity in the CF6-80, CFM56, and V2500 product lines as a result of lower USM sales volume. The reductions in leasing, USM sales, and asset trading are directly related to the global decrease in demand for flight hours in response to the COVID-19 pandemic. In June 2019, we acquired Qwest Air Parts and fully integrated this business within the operations of the Asset Management Solutions Segment effective January 2020. As such, the impact of this acquisition on total segment revenues for the nine month period ended September 30, 2020 is not determinable.
Cost of sales in Asset Management Solutions segment decreased $25.6 million or 30.3%, to $58.8 million for the nine months ended September 30, 2020, compared to $84.4 million for the nine months ended September 30, 2019. The decrease in cost of sales was primarily driven by the sales decrease discussed above, and partially offset by the inventory reserve recorded during the nine month period ended September 30, 2020. Gross profit in the Asset Management Solutions segment decreased $16.7 million or 42.5%, to $22.6 million for the nine months ended September 30, 2020, from $39.3 million for the nine months ended September 30, 2019. The margin reduction is mainly attributable to an inventory reserve and an impairment of Flight Equipment of which $12.9 million relates to Aircraft, and $3.0 million to Engines for the nine month period ended September 30, 2020.
Aircraft gross profit margins have decreased to 19.9% for the nine months ended September 30, 2020, from 27.4% for the nine months ended September 30, 2019, while Engines gross profit margins increased to

37.9% for the nine months ended September 30, 2020, from 35.5% for the nine months ended September 30, 2019, primarily due to reduced cost from lower utilization of leased engines by many of our customers. Excluding the impact of the inventory reserve and the impairment of Flight Equipment, aircraft gross profit margins would have been 48.0% for the nine months ended September 30, 2020, which would have been an increase of 2060 bps from results for the nine months ended September 30, 2019, and Engines gross profit would have been 46.5% for the nine months ended September 30, 2020, which would have been an increase of 1100 bps from the nine months ended September 30, 2019. The improved margins, excluding the inventory reserve and impairment adjustments, are the result of USM sales in various platforms where costs had been fully recaptured and end-of-lease maintenance settlements.
TechOps
Our revenue from TechOps increased by $18.5 million or 31.1%, to $78.2 million for the nine months ended September 30, 2020, compared to $59.7 million for the nine months ended September 30, 2019. The increase was primarily driven by increased demand for maintenance and storage programs, including preservation work, based on the increase in fleet groundings due to reduced passenger flight volume due to COVID-19.
Cost of sales in TechOps increased $15.0 million or 32.6%, to $61.1 million for the nine months ended September 30, 2020, from $46.1 million for the nine months ended September 30, 2019, which is lower than the increase in sales discussed above due to higher margin work. Gross profit in TechOps increased $3.5 million or 25.7%, to $17.1 million for the nine months ended September 30, 2020, compared to $13.6 million for the nine months ended September 30, 2019. The increase in gross profit is primarily attributable to higher revenue driven by the acquisition of Aircraft Composite Technologies (“ACT”) in January 2020, which generated revenues of $5.3 million and gross profit of $3.3 million, and increased contributions from maintenance and storage programs. Gross profit margin decreased by 100 bps to 21.8% for the nine months ended September 30, 2020 compared to 22.8% for the nine months ended September 30, 2019, and was largely attributable to an overall change in the product mix of the segment.
Selling, General and Administrative Expenses
Selling, general and administrative expenses, inclusive of transaction costs, decreased $1.9 million, or 4.3% to $41.0 million for the for the nine months ended September 30, 2020, as compared to $42.9 million for the nine months ended September 30, 2019. The decrease is the direct result of cost saving initiatives implemented in response to the COVID-19 pandemic, partially offset by the Qwest and ACT acquisitions in June 2019 and January 2020, respectively, which represent $2.9 million of the balance for the nine months ended September 30, 2020.
CARES Act Proceeds
The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 and is intended to assist the economy by issuing a relief package to preserve jobs in industries adversely impacted by the COVID-19 outbreak. On June 8, 2020, we entered into an agreement with the U.S. Department of the Treasury to receive $12,693,000 in emergency relief through the CARES Act payroll support program to be paid in installments through September 30, 2020. The proceeds of the grant are recorded within accrued expenses when received and are recognized as CARES Act proceeds in the statement of operations over the periods that the funds are intended to compensate. As of September 30, 2020, we received $12,693,000 in grant proceeds under the CARES Act payroll support program and the full amount has been recognized as CARES Act proceeds in the statement of operations.
In connection with this financial assistance, we are required to comply with certain provisions of the CARES Act, including the requirement that funds provided pursuant to the program be used exclusively for the continuation of payment of employee wages, salaries and benefits; the requirement against involuntary terminations and furloughs and reductions in employee pay rates and benefits from the signing date of the agreement through September 30, 2020, for which we were in compliance. In addition, we would be subject to provisions prohibiting the repurchase of common stock and the payment of common stock dividends through September 30, 2021, and limitations on the payment of certain employee compensation through March 24, 2022. These restrictions may affect our operations and if we do not comply with these provisions, we may be required to reimburse up to 100% of the relief funds.
On December 27, 2020, congress passed the Payroll Support Program Extension law which authorized the U.S. Treasury to provide further financial assistance to passenger air carriers and certain contractors. The Company has reviewed the guidelines issued by the Treasury and has submitted an application for additional assistance. As of the date of this filing, the Company has not received a response from the Treasury on the status of its application. If the application is approved, the restriction dates noted above would be extended by six months.
Interest Expense
Interest expense decreased to $1.3 million for the nine months ended September 30, 2020, as compared to $2.2 million for the nine months ended September 30, 2019. As of September 30, 2020, we had no outstanding debt.
Income Taxes
The effective tax rate from continuing operations for the nine months ended September 30, 2020 was 24.3% compared to 20.9% for the nine months ended September 30, 2019. The increase in effective tax rate was mainly a result of state and foreign income taxes and return to provision adjustments. The difference between the effective tax rate and the statutory tax rate of 21% for the nine months ended September 30, 2020 is primarily due to the impact of state income taxes and foreign taxes. The difference between the effective tax rate and the statutory tax rate of 21% for the nine months ended September 30, 2019 is primarily due to the impact of state income taxes and foreign taxes.
Year ended December 31, 2019 compared to the year ended December 31, 2018
	Year ended December 31,
(in thousands, except percentages)	2019	2018	Percent Change
Revenue
Asset Management Solutions
Aircraft	$98,736	$95,353	3.5%
Engines	123,088	149,819	(17.8)%
	221,824	245,172	(9.5)%
TechOps
MRO	69,389	38,779	78.9%
Product Sales	12,988	6,781	91.5%
	82,377	45,560	80.8%
	$304,201	$290,732	4.6%

	Year ended December 31,
(in thousands, except percentages)	2019	2018	Percent Change
Gross Profit
Asset Management Solutions
Aircraft	$27,592	$21,708	27.1%
Engines	40,113	41,949	(4.4)%
	67,705	63,657	6.4%
TechOps
MRO	11,125	6,818	63.2%
Product Sales	6,219	1,694	267.1%
	17,344	8,512	103.8%
	$85,049	$72,169	17.8%
Total revenues increased $13.5 million or 4.6% to $304.2 million for the year ended December 31, 2019, from $290.7 million for the year ended December 31, 2018, because of an increase of $36.8 million or 80.8% within TechOps and a decrease of $23.3 million or 9.5% in Asset Management Solutions.
Asset Management Solutions
Sales in the Asset Management Solutions segment decreased $23.3 million or 9.5%, to $221.8 million for the year ended December 31, 2019, from $245.2 million for the year ended December 31, 2018, due to a $26.7 million or 17.8% decrease in revenues from Engines, offset by a $3.4 million or 3.5% increase in revenues from Aircraft. The decrease in Engine revenues is primarily attributable to decreased activity in the CF6-80 and CFM56 product lines primarily due to a one-time sale in the amount of $53.7 million in March 2018 of the majority of the aircraft fleet previously on lease to subsidiaries of AerLine Holdings, Inc. (together with its subsidiaries “AerLine”), a previously consolidated VIE. After normalizing for this transaction, Asset Management Solutions revenues would have increased by $30.3 million or 15.8%, to $221.8 million for the year ended December 31, 2019, from $191.5 million for the year ended December 31, 2018, due to higher revenues generated from the B737 and CFM56 product lines.
Cost of sales in the Asset Management Solutions segment decreased $27.4 million or 15.1%, to $154.1 million for the year ended December 31, 2019, compared to $181.5 million for the year ended December 31, 2018, which was in line with the sales decrease discussed above. Gross profit in the Asset Management Solutions segment increased $4.0 million or 6.4%, to $67.7 million for the year ended December 31, 2019, from $63.7 million for the year ended December 31, 2018. The gross profit generated during 2018 includes $1.6 million related to the one-time sale in March 2018 related to AerLine discussed above.
Excluding the AerLine related transaction, Aircraft gross profit margins would have decreased by 140 bps to 27.9% for the year ended December 31, 2019, from 29.3% for the year ended December 31, 2018, and Engine gross profit margins would have decreased by 160 bps to 32.6% for the year ended December 31, 2019, from 34.2% for the year ended December 31, 2018, primarily due to a change in sales mix noted above.
TechOps
Our revenue from TechOps increased by $36.8 million or 80.8%, to $82.4 million for the year ended December 31, 2019, compared to $45.6 million for the year ended December 31, 2018, primarily due to higher revenues from MRO services. The increase in MRO Services revenue is primarily driven by increased production volume from sold conversion and modification projects at our Goodyear facility and the acquisition of Avborne in November 2018.
Cost of sales in TechOps increased $28.0 million or 75.5%, to $65.0 million for the year ended December 31, 2019, from $37.0 million for the year ended December 31, 2018, which was in line with the sales increase discussed above. Gross profit in TechOps increased $8.8 million or 103.8%, to $17.3 million for the year ended December 31, 2019, compared to $8.5 million for the year ended December 31, 2018. The increase in gross profit is primarily attributable to higher revenue driven by the Avborne acquisition and continued expansion of our Goodyear facility. Gross profit margin increased by 240 bps to 21.1% for the year ended December 31, 2019 compared to 18.7% for the year ended December 31, 2018, and was largely attributable to greater efficiencies from increased utilization and higher gross profit on certain MRO projects.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $16.4 million, or 35.0% to $63.0 million for the year ended December 31, 2019, as compared to $46.6 million for the year ended December 31, 2018. The increase is partially attributable to the acquisitions of Avborne and Qwest, which accounted for $2.9 million and $3.0 million, respectively. Other factors include non-recurring fees of $1.2 million related to the Monocle transaction and higher employee costs.
Interest Expense
Interest expense increased $0.6 million, or 26.6% to $3.0 million for the year ended December 31, 2019, as compared to $2.4 million for the year ended December 31, 2018. The increase is due to a higher average debt balance during 2019 versus 2018.
Discontinued Operations
Effective August 31, 2018, AerLine sold all of its interest in one of its subsidiaries in consideration for a promissory note in the amount of $5.0 million and 9.99% interest in the buyer, at which point AerLine ceased to meet the consolidation criteria as a VIE. The historical results of AerLine are reported as discontinued operations in our Consolidated Statements of Operations for all periods presented. The loss on deconsolidation for the year ended December 31, 2018 amounted to $1.4 million.
Income Taxes
The effective tax rate from continuing operations for the year ended December 31, 2019 was 21.2% compared to (13.7%) for the year ended December 31, 2018. The increase in effective tax rate was mainly as a result of the tax benefit that resulted from the release of the valuation allowance during 2018.
Our effective income tax rate of 21.2% for the year ended December 31, 2019 differed from the statutory federal income tax rate of 21% primarily due to state and foreign income taxes and return to provision adjustments. our effective income tax rate of (13.7%) for the year ended December 31, 2018 differed from the statutory federal income tax rate of 21% primarily due to a bad debt deduction claimed for uncollectible accounts owed from AerLine, state and foreign income taxes, a deduction for foreign-derived intangible income, and a reduction in the valuation allowance.
Financial Position, Liquidity and Capital Resources
On September 30, 2020, we had $17.4 million of cash and cash equivalents. We finance our growth through cash flows generated from operations and borrowings secured by our assets. Cash derived from borrowings amounted to $104.6 million for the nine months ended September 30, 2020, compared to $79.0 million, for the nine months ended September 30, 2019. In the same time periods $104.6 million and $43.5 million, respectively, was used to pay down related debt. As of September 30, 2020, we had no outstanding debt balance.
Cash Flows — Nine-Months Ended September 30, 2020 compared to same period in 2019
Cash Flows from Operating Activities
Net cash provided by operating activities was $20.0 million for the nine months ended September 30, 2020 compared to cash used of $10.2 million for the same period in 2019. The increase of $30.2 million was primarily attributable to the timing of inventory purchases, collections of trade receivables, receipt of customer deposits, and better results from operations excluding non-cash items.

Cash Flows from Investing Activities
Net cash used in investing activities was $16.7 million for the nine months ended September 30, 2020, compared to cash used of $55.7 million in the same period for 2019. Cash used during the nine month ended September 30, 2020 is primarily related to a business acquisitions totaling $17.0 million. The decrease in cash used during the nine months ended September 30, 2020 when compared to prior year is primarily related to lower acquisition of Flight Equipment to support the Asset Management Solutions segment in 2020, as the business strategically delayed purchases of equipment to the fourth quarter of 2020, along with lower cash expended for business acquisitions.
Cash Flows from Financing Activities
Net cash used in financing activities for the nine months ended September 30, 2020 was $3.4 million, compared to cash provided of $31.4 million in the same period for 2019. The cash used in financing activities for the nine months ended September 30, 2020 is driven by net debt repayments, including full settlement of our long-term debt note, from available cash. The cash provided by financing activities for the nine months ended September 30, 2019 is primarily the result of borrowings to finance Flight Equipment and the Qwest business acquisition.
Cash Flows — Year Ended December 31, 2019 compared to same period in 2018
Cash Flows from Operating Activities
Net cash provided by continuing operating activities was $45.5 million for the year ended December 31, 2019 compared to cash provided of $59.2 million in the same period for 2018. The decrease of $13.7 million was primarily attributable to the timing of inventory purchases combined with the timing of collections of trade receivables and customer deposits.
Cash Flows from Investing Activities
Net cash used in investing activities from continuing operations was $62.1 million for the year ended December 31, 2019, compared to cash provided of $44.2 million in the same period for 2018. Cash used during the year ended December 31, 2019 was $26.1 million used in business acquisitions and $36.5 million used for purchases of Flight Equipment supporting Asset Management Solutions. The cash provided during the year ended December 31, 2018 is mostly related to the sale of assets supporting our discontinued operations partly offset by business acquisitions.
Cash Flows from Financing Activities
Net cash used in financing activities from continuing operations for the year ended December 31, 2019 was $5.5 million, compared to cash used of $83.8 million in the same period for 2018. The cash used in financing activities from continuing operations for the year ended December 31, 2019 is driven by repayment of long-term debt from available cash. The cash used in financing activities for the year ended December 31, 2018 is primarily the result of net debt repayments from available cash. As of December 31, 2019, we had no outstanding balance on the Revolving Credit Facility.
Debt Obligations and Covenant Compliance
On July 20, 2018, our revolving credit agreement was amended and restated (the “Revolving Credit Agreement”) to, among other things, provide a $110.0 million aggregate amount of revolver commitments subject to borrowing base limitations and extend, subject to certain conditions, the maturity date to July 20, 2021.
The Revolving Credit Agreement provides commitments for a $110.0 million revolving credit facility and includes a $10 million sub facility for letters of credit and for borrowings on same-day notice referred to as “swingline loans”. The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Revolving Credit Agreement. Extensions of credit under the Revolving Credit Agreement are available for working capital and general corporate purposes. The commitments under the Revolving Credit Agreement terminate on July 20, 2021, at which time all outstanding amounts on the Revolving Credit Agreement will be due and payable. Management has engaged in discussions with multiple banking institutions including the incumbent, Wells Fargo, who has expressed its intent to renew the existing facility. Management is evaluating the Wells Fargo offer along with proposals from other sources of financing.
As of September 30, 2020, there was no outstanding balance under the Revolving Credit Agreement and we had $82.2 million of availability. We were in compliance with its debt covenants as of September 30, 2020.
Contractual Obligations
Repayments of our gross debt obligations primarily consist of scheduled installments due under term loans and are funded by the use of unrestricted cash reserves and from cash flows from ongoing operations. The table below summarizes our contractual commitments at December 31, 2019:
		Payment due by period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
$110.0 million Senior Secured Revolving Credit Facility	$—	$—	$—	$—	$—
Revolving Credit Facility – Interest	—	—	—	—	—
$35.0 million Senior Secured Notes Payable	3,424	3,424	—	—	—
Senior Secured Notes Payable – Interest	92	92	—	—	—
Operating Lease Commitments	20,420	4,314	8,941	7,165	—
Capital Lease Commitments	431	291	140	—	—
	$24,367	$8,121	$9,081	$7,165	$—
We had estimated the interest payments due under its debt obligations by applying the interest rates applicable at December 31, 2019 to the remaining debt, adjusted for the estimated debt repayments identified in the table above. Actual interest payments made will vary due to actual changes in the rates for one-month LIBOR and the total debt outstanding in the specified periods.
As of September 30, 2020, we have purchase commitments for the acquisition of flight equipment in the amount of $72,889,000 to be fulfilled by the first quarter of 2021. We will acquire 24 Boeing 757-200 passenger aircraft stored at our heavy MRO facility located at the Roswell Air Center in New Mexico. All aircraft are equipped with Rolls-Royce RB211-535 series engines, and an additional 16 spares are included in the purchase.
We believe our equity base, internally generated funds, and existing debt facilities are sufficient to maintain our level of operations through December 31, 2020. If an event occurs that would affect our ability to meet our capital requirements, our ability to continue to grow our asset base consistent with historical trends could be impaired and our future growth limited to that which can be funded from internally generated capital.
Critical Accounting Policies and Estimates
The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Significant items subject to such estimates and assumptions include revenue recognition, the useful lives of property and equipment, useful lives and residual values of flight equipment held for lease, allowances for doubtful accounts and sales returns, the income tax provision, impairment of long-lived assets, valuation of inventory, valuation and useful lives of intangibles, goodwill and contingencies.
We believes the following critical accounting policies are affected by our judgments and estimates used in the preparation of our Consolidated Financial Statements:
Revenue Recognition
Sales of aircraft and engine parts, which may include sales of whole aircraft and engines, are reported net of estimated returns and allowances. The reserve for returns and allowances is calculated as a percentage of sales based on historical return percentages.
Freight costs charged to buyers are recorded in both revenue and selling, general and administrative expenses in the Consolidated Statements of Operations.
We lease Flight Equipment under operating leases that contain monthly base rent and reports basic rental income straight line over the life of the lease as it is earned. Additionally, our leases provide for maintenance reserves (also known as supplemental rent), which is calculated based on the number of hours or cycles an operator uses the leased Flight Equipment and, for certain components, based on the amount of time until maintenance of that component is required. In certain leases, we record supplemental rent paid by the lessees as maintenance deposit payment liabilities in recognition of our contractual commitment to reimburse qualifying maintenance. Reimbursements to the lessees upon receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit payments liabilities. In leases where we are responsible for performing certain repairs or replacement of aircraft components or engines, supplemental rent is recorded as revenue in the period earned. In the event of premature lease termination or lessee default on the lease terms, revenue recognition will cease when the amount outstanding is beyond the customer’s deposit held.
We apply ASC 606 — Revenue from Contracts with Customers (“ASC 606”). Under ASC 606 revenue is measured based on the consideration specified in a contract with a customer, and excludes any sales commissions and taxes collected and remitted to government agencies. We recognize revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.
When we enter into a contract, our management evaluates if the contract should be accounted for as a single performance obligation or if the contract contains multiple performance obligations. In certain cases, our service contract with a customer is considered one performance obligation if the service provided meets certain criteria including the service being provided is significantly integrated with other obligations under the relevant contract, the service provided significantly modifies or customizes another good or service or the good or service is highly interdependent or interrelated with another good or service. If the contract has more than one performance obligation, we determine the standalone price of each distinct good or service underlying each performance obligation and allocates the transaction price based on the relative standalone selling prices.
The transaction price of a contract, which can include both fixed and variable amounts, is allocated to each performance obligation identified. Certain contracts contain variable consideration, which could include incremental fees or penalty provisions related to performance. Variable consideration that can be reasonably estimated based on current assumptions and historical information is included in the transaction price at the inception of the contract, but limited to the amount for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration that cannot be reasonably estimated is recorded when known.
Our performance obligations are satisfied over time as work progresses or at a point in time based on transfer of control of products and services to our customers. The majority of our sales of products are recognized at a point in time upon transfer of control to the customer which generally occurs upon shipment.
For our service revenue, the performance obligations are generally satisfied over time. We measure progress in a manner that depicts the performance of transferring control to the customer. As such, we utilize the input method of cost-to-cost to recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. We are required to make certain judgments and estimates, including estimated revenues and costs, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs, and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results.
Changes in estimates and assumptions related to our arrangements accounted for using the modified retrospective method are recorded using the cumulative catch-up method of accounting.
Inventory Cost
Inventory is valued at the lower of cost or market value. For purchases of whole aircraft and engines for sale or lease, cost is determined using the specific identification method whereby total cost is the cost paid, including certain capitalizable asset acquisition costs, to acquire such assets as a whole.
Additionally, we purchase certain whole aircraft and engines to disassemble and supply its engine and airframe parts inventory. For aircraft and engine parts that originate from such dismantled aircraft and engines, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled aircraft or engine at the time of purchase to the total estimated sales value of the dismantled aircraft or engine at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual airframe and/or engine part to determine its allocated cost. At the time of sale, the sum of an individual part’s allocated cost and actual repair or overhaul costs incurred represent the total cost for such part. Inventory not expected to be sold within the operating cycle is classified as non-current inventory on the Consolidated Balance Sheets.
We evaluate this ratio periodically, and if necessary, update sales estimates and make prospective adjustments to this ratio. Any amounts identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review. Expenditures required for the repair of engine and airframe parts are capitalized as inventory and are expensed as cost of sales when associated parts are sold. During the nine-month period ended September 30, 2020, we recorded an inventory reserve of $12.9 million directly related to the early discontinuation of an aircraft platform by its largest operator.
Goodwill
In accordance with ASC 350, “Intangibles — Goodwill and Other,” goodwill is tested at least annually for impairment, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that its fair value exceeds the carrying value. A quantitative assessment involves determining the fair value of each reporting unit using market participant assumptions. An entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit.
For purposes of reviewing impairment and the recoverability of goodwill, our management must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the reporting unit, including market multiples, discount rates, etc.
As a result of the COVID-19 pandemic and its impact on the aviation industry, we performed an impairment analysis on goodwill as of June 30, 2020 and updated the analysis through September 30, 2020 on both the Asset Management Solutions and TechOps segments. Based on the qualitative assessment performed, our management concluded that goodwill was not impaired for the nine month period ended September 30, 2020.
Customer Relationships and Other Intangible Assets
Intangibles arising from business combinations, including customer relationships and FAA certificates are initially recorded at fair market value. Customer relationships are amortized over ten years and favorable leases are amortized over the remaining term of the lease. Straight-line amortization is utilized. Where there are no legal, regulatory, contractual, or other factors that would reasonably limit the useful life of an intangible assets, that asset is classified as indefinite lived and such intangible assets are not amortized.

Other intangible assets with indefinite lives are assessed for impairment annually, or more frequently when events or circumstances indicate there may be an impairment. These assets are carried at the estimated fair value at the time of acquisition. As a result of the COVID-19 pandemic and its impact on the aviation industry, AerSale performed a qualitative impairment analysis as of June 30, 2020 and updated the analysis through September 30, 2020 on the indefinite lived intangible assets and concluded there was no impairment for the nine month period ended September 30, 2020.
We annually review the estimated lives and methods used to amortize other intangible assets. The actual amounts of amortization expense may differ materially from AerSale’s estimates, depending on the results of our annual review.
Impairment of Long-Lived Assets
Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. As a result of the COVID-19 pandemic and its impact on the aviation industry, AerSale performed an impairment analysis as of June 30, 2020 and updated the analysis through September 30, 2020 on the property and equipment and the definite lived intangible assets and concluded there was no impairment for the nine month period ended September 30, 2020.
On a quarterly basis, our management monitors its Flight Equipment lease portfolio for events that may indicate that a particular asset may need to be evaluated for potential impairment. These events may include a decision to sell an asset (in whole or as USM parts), knowledge of specific damage to an asset, or supply/demand events that may affect our ability to lease an asset in the future. On an annual basis, even absent any such triggering event, we evaluate the carrying value of the assets in its Flight Equipment lease portfolio to determine if any impairment exists.
Impairment may be identified by several factors, including, comparison of estimated sales proceeds or undiscounted forecasted cash flows over the life of the asset with the asset’s book value. If the forecasted undiscounted cash flows are less than the book value, the asset is written down to its fair value. When evaluating for impairment, we group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In our Flight Equipment portfolio, this is at the individual asset level (e.g., engine or aircraft), as each asset generates its own stream of cash flows, including lease rents, maintenance reserves and repair costs.
We must make assumptions which underlie the most significant and subjective estimates in determining whether any impairment exists. Those estimates, and the underlying assumptions, are as follows:
•
Fair value — we determines fair value by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors such as current data from airlines, engine manufacturers, and MRO providers as well as specific market sales and repair cost data.

•
Future cash flows — when evaluating the future cash flows that an asset will generate, we make assumptions regarding the lease market for specific asset models, including estimates of market lease rates and future residual values.

If the undiscounted forecasted cash flows and fair value of our long-lived assets decrease in the future, we may incur impairment charges.
Inventory, which consists of complete aircraft and engines held for sale, as well as related parts, is valued at the lower of cost or market value. An impairment charge for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical sales patterns, and future sales expectations. We have recorded an impairment of its flight equipment in the amount of $3.0 million during the nine-month period ended September 30, 2020.
Accounting for Maintenance Expenditures and Maintenance Reserves
Pursuant to certain of our aircraft leases, the lessee is responsible for performing required maintenance and repairs on the leased asset, and is required to have the obligation to make monthly maintenance reserve payments to us, in arrears following the usage month. Upon the lessee’s presentation of invoices evidencing the completion of qualifying maintenance, we will reimburse the lessee for the cost of the maintenance, up to the amount of the maintenance payments that have been received by us from the lessee. Unless otherwise provided in the relevant contract, we record such maintenance payments paid by the lessees as maintenance deposit payment liabilities to record our contractual commitment to reimburse such qualifying maintenance.
Reimbursements to the lessees upon receipt of evidence for qualifying maintenance work are charged against the existing maintenance deposit payments liabilities.
For other lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to directly manage the occurrence, timing, and associated cost of qualifying maintenance work on the Flight Equipment, supplemental rent collected during the lease is recognized as lease revenue in the period earned.
Any amounts of maintenance deposit payments existing at the end of a lease contract are released and recognized as lease revenue or applied against outstanding accounts receivable at lease termination.
Useful Lives
We are depreciated over the assets’ useful life using the straight-line method to the estimated residual value based on the total remaining life before disassembly or outright scrap metal value. Our typical aircraft useful lives range from two to ten years.
Engines are depreciated using the straight-line method to the estimated residual value based on the total life remaining before disassembly. To arrive at the total engine life remaining before disassembly, the remaining life of the engine’s life-limited parts, the estimated utilization, and condition, as well as the aircraft fleet supported by the engine model are considered and evaluated on a quarterly basis.
Recent Accounting Pronouncements
The most recent adopted and to be adopted accounting pronouncements are described in Note B to our condensed Consolidated Financial Statements included in this Prospectus.
Quantitative and Qualitative Disclosures about Market Risk
As of September 30, 2020, we were not subject to any market or interest rate risk.

BUSINESS
Mission
Our mission is to provide full-service support to owners and operators of used commercial aircraft who lack the infrastructure and/or expertise to cost effectively maintain such aircraft during the second half of their operating life through their retirement from service. By providing a one-stop shop that integrates multiple service and product offerings, we save our customers time and money, while providing value to our shareholders through its operating efficiency.
Company Overview
We were founded in 2008 by Nicolas Finazzo and Robert B. Nichols as a platform to serve the aviation aftermarket. In early 2010, we partnered with private equity firm Leonard Green & Partners, L.P. to scale our business and finance the creation of a purpose-built and fully integrated aviation company. Since our founding, we have established a global footprint.
Our business is comprised of two segments: Asset Management Solutions and TechOps, which, taken together, provide comprehensive support to owners and operators of used commercial aircraft.
Asset Management Solutions
Our Asset Management Solutions segment, which represented 73% of our revenue during the fiscal year ended December 31, 2019, and 49% of our forecasted 2020 revenue on a pro forma basis, acquires used commercial aircraft and engines (“Flight Equipment”) from airlines and leasing companies as feedstock to support our business activities. Asset Management Solutions activities include the sale and lease of aircraft and engines, in addition to their disassembly for component parts (used serviceable material, “USM”) that can be utilized as spares to support both third-party sales and portfolio asset maintenance. Our aircraft and engines generally provide for highly customized full-service, short-term lease support, where an operator is provided a turn-key piece of Flight Equipment. Our business model provides an alternative to the supply of new aircraft, engines and parts traditionally sold by their original equipment manufacturers (“OEMs”), or delivered new and leased by pure-play aircraft and engine leasing companies. Because we have created the infrastructure to market through alternative channels, we are able to maximize financial returns on Flight Equipment by cost-effectively placing such assets in the secondary market for the balance of their operating life, and upon retirement from service, extracting the greatest residual value by converting Flight Equipment to the piece-part level as USM. We do this by utilizing our integrated business units to maximize the sum of each asset’s alternative revenue streams, that range from their sale and lease as whole operating assets, down to utilizing their collective individual components as USM sales and MRO operations feedstock. We additionally offer our integrated Asset Management Solutions services to third-party clients who lack the expertise and/or infrastructure to optimize their Flight Equipment investments. Although we offer turn-key short term aircraft and engine leases, we do so primarily as a means to extract value from their remaining operating-life prior to disassembly for USM parts. After disassembly, we utilize the pieces as low-cost spare parts for its various other business segments, including USM part sales, and in conjunction with our third-party maintenance support. Consequently, the vast majority of aircraft and engines that we have acquired have ultimately been disassembled for their USM parts once their remaining operating-life has been extracted.
TechOps
Our TechOps segment, which represented 27% of its revenue during the fiscal year ended December 31, 2019, and 51% of its forecasted 2020 revenue on a pro forma basis, provides nose-to-tail maintenance, repair and overhaul (“MRO”) services on the most popular commercial aircraft, engines and components, in addition to select military platforms. Through our collective U.S.-based MRO facilities, we provide extensive maintenance and modification services for aircraft and the individual components thereof. Our aircraft facilities located in Goodyear, AZ. and Roswell, NM. feature 650,000 square feet of hangar space, from which it provides high-quality airframe MRO services, structural modification, conversions, flight system upgrades, including disassembly and re-cycling operations for retiring aircraft. We additionally provide convenient long-term storage capacity for up to 650 aircraft in ideal dry-dessert conditions.

At the individual component level, our facilities located in Miami, FL., Rio Rancho, NM., and Memphis, TN., collectively offer specialized component MRO capabilities and services covering; hydraulics, composites, pneumatics, fuel systems, electro-mechanical assemblies, interiors, painting, flight controls, nacelles, and landing gear, for both commercial and military aircraft applications.
Our TechOps segment leverages its robust engineering team to provide highly specialized technical support to its MRO facilities, as well as to innovate the development of advanced technical repairs, modifications and products, which we market under the tradename “Engineered Solutions.” This business unit includes the design, manufacture, and installation of new products, systems, and services that can enhance aircraft performance, safety, and service life through its family of cost-saving alternatives to traditionally expensive OEM products and services. Engineered Solutions also serves to lower the cost of Flight Equipment ownership with savings on MRO-related expenses, including compliance with mandatory and market-driven equipment upgrades. These cost-saving solutions are approved by the Federal Aviation Administration (“FAA”) under Supplemental Type Certificates (“STCs”), and we also manufacture STC installation kits under its FAA-approved Parts Manufacturing Authority (“PMA”) certification. Internationally, we have obtained approval from various foreign regulatory authorities to validate its STCs and PMA products for use by airlines based outside the United States.
One example of our Engineered Solutions is its AerSafe™ product line. We designed and received Federal Aviation Administration (“FAA”) approval to market AerSafe as a solution for compliance with an FAA mandate to mitigate aircraft fuel tank flammability on Boeing and Airbus aircraft. AerSafe has also been approved for installation on certain aircraft models that are regulated by the European Aviation Safety Agency (“EASA”) and the National Civil Aviation Agency of Brazil (“ANAC”).
Business Segment Synergies
Together our Asset Management Solutions and TechOps capabilities generate meaningful operational synergies and allow us to realize significant margin enhancement through the insourcing of expensive Flight Equipment MRO, the implementation of cost-saving proprietary Engineered Solutions, and the cost-efficient sourcing of Flight Equipment feedstock from its asset management activities. The following table highlights the major business activities conducted within its Asset Management Solutions and TechOps segments:
Asset Management Solutions	TechOps
• USM Parts Sales, Lease and Exchange • Aircraft Sales and Leasing • Engine Sales and Leasing • Third-Party Asset Lease Administration • Flight Equipment Consignment Administration
•
Aircraft Heavy Maintenance and Storage

•
Aircraft Modification and Conversion

◦
Passenger to Freighter Conversion

◦
Passenger to Water Tanker Modification

•
Engine Repair & Modification

◦
Airbus/Boeing Reconfigurations

◦
Borescope, Blending and Field Repairs

•
Component Repair Services

◦
Composite / Flight Control MRO

◦
Pneumatic, Hydraulics, Electronics MRO

◦
Wheels, Brakes and Landing Gear MRO

Asset Management Solutions	TechOps
• Engineered Solutions ◦ Aircraft Modification and Upgrades ◦ Proprietary Parts Repair Development ◦ STCs & PMAs • Third-Party MRO Management Services
We utilize our integrated Asset Management Solutions and TechOps capabilities maintain and improve the Flight Equipment assets that we acquire for sale or lease. These processes require a high degree of technical expertise, skilled labor and procedural oversight with respect to each individual aircraft or component that is being serviced, including stringent controls to ensure compliance with applicable regulatory requirements and OEM maintenance recommendations.
While we do not manufacture aircraft or engines as part of its ongoing business, we frequently acquire previously owned Flight Equipment in the aftermarket, and drives incremental value through optimization of alternative revenue streams encompassed in its collective business activities, including:
•
disassembly of aircraft and engines for USM parts inventory in instances where management believes the aggregate value of the pieces will be significantly higher than the value as a whole asset;

•
sale and lease of aircraft and/or their engines, either in the original condition upon acquisition, or post value-added modification to a model or configuration in higher demand that will garner an increased sales price or higher lease rate;

•
upgrading aircraft and engine components to meet or exceed airworthiness standards and other market-based considerations for prospective re-sale, as well as to provide lower cost spare parts to support both its MRO operations and lease portfolio assets; and

•
implementation of cost-effective proprietary repairs to extend the life of Flight Equipment assets.

Industry Overview
Our primary market is the support of aftermarket commercial transport category aircraft variants in both civil and governmental service, which includes both Flight Equipment MRO services and the supply of USM parts. Participants in this sector include (i) OEMs and their distributors that sell new spare parts for the Flight Equipment they manufacture, (ii) aftermarket PMA parts suppliers, (iii) independent MRO providers, (iv) airline-owned or affiliated MRO providers, and (v) suppliers of airframe and engine USM parts. Given the full spectrum of support capabilities that we provide across all major Flight Equipment categories within this sector, we frequently sell products and services to our competitors.
The aviation aftermarket is primarily driven by global macro-economic factors, as well as the performance of passenger and cargo airlines. Sales of aviation products and services to its customers are generally affected by such factors as the number, type and average age of aircraft in service, the levels of aircraft utilization (e.g., frequency of schedules, flying hours and take-off and landing cycles), the number of aircraft operators, the general economy, fuel prices, and the level of sales of new and used aircraft. Many of these factors have an impact on the utilization of aircraft, which is typically an important driver of MRO demand and highly correlated to the demand for aftermarket USM parts to replace life cycle limited aircraft parts.
Historically as new aircraft are delivered to global first-tier operators, they tend to displace their more ‘maintenance intensive’ mid-life aircraft, which are in turn eventually sold and likely leased to second-tier operators. These second-tier operators are traditionally much more reliant on the outsourcing of their Flight Equipment for MRO and spares support, than their first-tier counterparts. For this reason, we have tailored our business to specifically address the needs of this rapidly expanding secondary market.
To support our business operations we frequently acquires mid-life Flight Equipment from operators, lessors and financiers as feedstock for our Asset Management Solutions and TechOps business segments. Given the broad reach of its global sales and technical support network, we leverage our deep customer relationships throughout the industry to source aircraft, engine and component acquisition opportunities. Using its proprietary resources and industry database subscription services, we have visibility into hundreds of aircraft entering the market at any given time. Over the years we have refined and institutionalized this process to identify the most attractive assets to pursue.
Wave of Retirements Expected to Provide Feedstock for AerSale
Over the past few years, aircraft retirements have remained relatively level at approximately 500 to 600 retirements annually. Due to the unprecedented decline in air travel post-COVID 19, as of September 2020, Oliver Wyman now estimates approximately 2,000 aircraft will be retired in 2020 alone.
Global Fleet Retirements Forecasted by Aircraft Class: 2016 — 2024 (Number of Retirements)

Note: The term “retirements” is defined as true retirements, aircraft leaving service to never return. Source: Oliver Wyman analysis
In the pre-COVID 19 market run up, inflated mid-life aircraft values for AerSale’s target aircraft models have largely kept them economically unfeasible for early retirement feedstock and freighter conversion purposes. Over the course of the next few years, AerSale anticipates an unprecedented increase in opportunities to acquire attractively priced in-production mid-life aircraft to support both its Asset Management and TechOps business segments. Demand for lease engines and used exchange engines (in lieu of costly engine overhauls) to support operating fleets is also expected to increase significantly. AerSale anticipates this surge in target market aircraft retirements will drive outsized growth over the next five years, as the Company selectively pursues high-margin model-specific aircraft acquisitions.

Global Commercial MRO Market ($ billions)

(1)
New and USM part sales are included in Component MRO. $2.3BN spare parts and ~$7BN line maintenance are not included;

(2)
2016/2019 MRO market is adjusted to 2020 dollars to match forecast using the IMF advanced economies inflation rate;

Note: Historicals adjusted to reflect new `actuals’ in line with updated methodology
Source: Oliver Wyman analysis
Within the aviation aftermarket, the global market for commercial aircraft MRO (pre-COVID 19) has experienced strong growth of 5.3% annually to reach $70.1 billion in 2019. Despite the pull back in MRO demand to an estimated $41 billion in 2020, Oliver Wyman’s September 2020 update now forecasts global MRO revenue rebounding to over $80 billion by 2024.

;Global Component Labor MRO Market Forecast by ATA Chapter: (2016-2024) — $ Billions

+4.9%
+4.4%
4.7[1]
5.4
COVID-19
3.8
6.7
0.2
0.2
1.0
0.3
0.1
0.3
0.3
0.6
0.6
0.4
0.7
0.5
2016
2019
2020
2024
Other
Cabin Systems
Flight Controls
Avionics
Landing Gear
Fuel Systems
Equipment/Furnishings
Wheels/Brakes
Auxilary Power Units

(1)
2016 MRO market is adjusted to 2020 dollars to match forecast, historicals adjusted to reflect new “actuals”

Note: Other consists of hydraulics, electrical, pneumatic, engine accessories, cargo, water and waste, tires, thrust reversers, structures, propeller, and minor ATA chapters.
Source: Oliver Wyman analysis.
Within the Commercial MRO Market, since 2016 revenues for component MRO (pre-COVID 19) has experienced strong growth of 4.9% annually to reach $5.4 billion in 2019. Despite the pull back in MRO demand to an estimated $3.8 billion this year, Oliver Wyman’s September 2020 update now forecasts global component MRO revenue rebounding at a growth rate of 4.4% annually to reach over $6.7 billion by 2024. This demand is significantly influenced by increasing MRO requirements to support mid-life narrow-body aircraft such as the A320 and 737NG, as well as greater MRO demand for components such as flight controls, landing gear, avionics, wheels and brakes. Given that many airlines are moving to hold on to their existing mid-life aircraft (in lieu of capital intensive new aircraft) in the current economic environment, a significant rise in demand for our aircraft MRO and USM parts offerings is anticipated.
While currently only a small portion of its business, we are actively pursuing the supply of USM parts and Flight Equipment MRO services directly to governmental agencies, as well as to other primary contractors that support them. Our focus will be on defense platforms which are derivative models of commercial aircraft, and consequently share common USM and MRO requirements. The military market provides a diverse revenue stream as it does not directly correlate with the market trends in the commercial space.
Business Strategy
Competitive Strengths
Our competitive strengths are focused on institutionalized processes to drive profitability by maximizing Flight Equipment values across the second half of their life-cycle. We believe our data-driven approach, highly attuned staff, proprietary analytical tools, and formalized decision-making processes give us a unique platform to drive value within the aviation aftermarket.

Market Intelligence & Proprietary Data

- Holistic insights into the aviation aftermarket through continuous upstream aircraft and engine transactions, and downstream USM component market participation
- Data-driven investment decision-making
  - 10+ years of transactional data
  - Market position permits line-of-sight into retiring fleets and predictive pricing dynamics
  - Real-time market intelligence covering resale values and MRO costs, from aircraft to individual components
  - Proprietary tools to quantify and analyze data

Customer Relationships

- Established customer relationships over 30+ years across major airlines, cargo operators, leasing companies, MROs, OEMs, financiers and government entities
- Deep bench of highly qualified personnel with extensive expertise covering all major aircraft and engine platforms
- Key downstream supply / demand perspectives inform MRO and USM investment and divestiture decisions
- Existing airline customer franchise positions, which often involve a multi-year vetting process prior to approval
- Well-established reputation for customer-focused culture

AerSale

Differentiated Regulatory Position

- "Unlimited" repair station licenses at Goodyear, AZ and Miami, FL facilities are key advantages and barriers to competition
  - Grandfathered in before FAA's discontinuation of "unlimited" repair station ratings, and cannot be replicated today
- Ability to fast track new FAA approved capabilities avoiding typical longer lead-time requirements associated with the standard certification process
- Augmented expansion of proprietary Engineered Solutions with introduction of innovative products and services to support growing demand for new applications

Integrated Business Model

- Multiple avenues to extract value allow for enhanced acquisition, processing, and distribution channels
- Ability to cross-sell products and services leverages customer relationships to "up-sell" complementary offerings
- Margin enhancing internal utilization of efficiently sourced USM parts and low-cost MRO services
- Ability to evaluate and execute on complex situations
- Well-positioned for new product development (e.g. Supplemental Type Certificates ("STCs") approvals, Parts Manufacturer Approval ("PMA") certifications, and market introductions)

Our ability to provide cost saving alternatives to support our customers across the entire range of Flight Equipment, from whole aircraft to our individual component parts level, is critical to our ability to drive value and profitability. By offering a comprehensive suite of products and services, we are able to enjoy a competitive edge in the marketplace as a “one-stop” source for full mid-life aircraft, engine and USM spare parts support, bundled with comprehensive MRO solutions. This integration of services facilitates significant cross-selling opportunities among our various business units, as many of our customers depend on the products and services provided by both our Asset Management Solutions and TechOps business segments. In totality, the breadth of these capabilities allows us to optimally service our customers’ needs, providing them increased fleet flexibility while reducing fleet downtime. Similarly, these capabilities lower the cost of ownership of our own Flight Equipment. At the same time, our participation in upstream aircraft and engine transactions also provides valuable market insights regarding operating fleet trends that feed its key downstream supply and demand modeling inputs, informing its MRO and USM parts investment decisions.
As a consistent source of aftermarket USM parts, we provide our customers a safe and widely-accepted low-cost alternative to purchasing new OEM replacement parts. Our ability to cost-efficiently source USM parts through aftermarket Flight Equipment acquisitions and lease portfolio retirements enables us to profitably monetize aircraft and engines that otherwise would have limited economic benefit as an operating whole asset. We are additionally able to leverage our component MRO capabilities to extend the serviceable life of many USM components and systems. Consequently, our ability to increase our USM return to service yield reduces our associated return to service expenses and serves to drive incremental margin on USM part sales, while also lowering the cost of replacement parts required to maintain its portfolio aircraft and engines.
We have the advantage over most of our MRO competitors of being one of the select aviation aftermarket companies that has the necessary technical and operational resources to hold FAA “unlimited” repair station ratings for both our airframe and component MRO operations. These comprehensive FAA ratings are no longer granted; however, its unlimited ratings were “grandfathered” in among its longstanding MRO subsidiary companies. This enables us to fast track the implementation of certain new MRO capabilities through an established FAA approved ‘self-certification’ procedure, while avoiding the typically longer approval lead-times associated with standard FAA repair station capability certification. Consequently, we believe our ability to efficiently innovate and bring to market new proprietary repairs and modifications for both aircraft and their components meaningfully enhances its responsiveness to the evolving needs of its customers, while also giving us the flexibility to pursue a significantly wider range of market growth opportunities.
Counter-Cyclical Resilience
Historically our industry has seen temporary contractions in the demand for air travel. Unlike many of our competitors, our business is able to take advantage of these market cycles due to:
•
Increased demand for aircraft storage, disassembly, and related asset management services, arising out of grounding of surplus aircraft from over supply.

•
Increased demand for used parts, and MRO services from operators that delay replacing their older aircraft in order to retain capital for ongoing operations.

•
Increased demand for short term lease engines in order to delay major capital expenditures needed to repair unserviceable engines.

•
Increased opportunity to acquire distressed flight equipment, companies, facilities, and work talent, from underfunded customers and competitors.

Growth Strategies
We intend to pursue opportunities that are well aligned with its existing capabilities and which will continue to differentiate its business.
•
Broaden MRO Capabilities.   We will utilize our FAA “unlimited” repair station licenses to develop new capabilities, while augmenting brand loyalty with a growing range of MRO services to support our customers’ needs. The MRO segment is accretive to our Asset Management Solutions business and allow us incremental opportunities to supplement our MRO customers with Flight Equipment and USM spare parts once we have established an initial MRO service relationship.

•
Expand Our Government Presence.   Many of the commercial aircraft and engines for which we provide products and services have equivalent or derivative aircraft and engine platforms that are used by various branches of the military and civilian government agencies. As government funding is stable and uncorrelated with the commercial aviation cycle, we view this as an important growth market. We intend to increasingly focus on capturing additional USM parts sales in addition to MRO service opportunities, directly with these government customers, or through subcontracting arrangements with government contractors.

•
Introduce New Engineered Solutions.   Our Engineered Solutions offerings provide a critical value-add for customers through the introduction of proprietary alternative products, repairs and modifications which we develop to enhance aircraft performance, reliability, safety, regulatory compliance, service life and cost-of-ownership economics. The breadth of services and capabilities that we provide our extensive customer base promotes our early identification and development of new solutions to address their evolving needs. We will continue to invest in new Engineered Solutions that create value for our customers and are accretive to the expansion and profitability of its MRO operations. we believe that we are well positioned to develop and market these solutions given our deep knowledge of maintenance intensive mid-life aircraft, our broad range of engineering and MRO capabilities, and our extended market reach as a global provider of Flight Equipment sales, leasing, MRO and USM parts sales.

•
Expand Our Geographical Footprint.   We believe the growth in the international aviation sector represents a compelling opportunity to leverage its existing capabilities to serve a broader set of foreign aircraft owners, operators, OEMs and MRO customers. As international fleets continue to grow in size and age in both established and emerging markets, we expect to play an increasing role in supplying Flight Equipment spares, MRO support, and USM parts to burgeoning markets that currently lack a mature infrastructure to meet this demand.

•
Pursue Strategic Acquisitions.   Our business has grown organically and through acquisitions since its founding. We have a proven track record of successfully expanding our capabilities through acquisitions, including our acquisition of Great Southwest Aviation (now our Roswell Maintenance Facility) in 2010, Aero Mechanical Industries (now known as AerSale Component Solutions) in 2015, Goodyear Maintenance Facility in 2017, Avborne Accessory Group (now known as Avborne Component Solutions) in 2018, and Qwest Air Parts in 2019. We will continue to evaluate opportunities to acquire businesses that meet our financial return profile and execute on these transactions where there is an opportunity to enhance our value proposition by integrating the operations of such businesses into our existing offerings of products and services.
Customers
We sell to more than 1,000 customers worldwide. Non-U.S. customers account for 65% of our customer base. Our principal customers are comprised of domestic and foreign passenger airlines, cargo operators and governmental agencies, in addition to regional and commuter airlines. We also sell our products and services to a broad range of other companies that provide aftermarket Flight Equipment support services, including OEMs, MROs, financiers and leasing companies. For the fiscal year ended December 31, 2019, only one customer represented more than 10% of its aggregate revenue, which was principally due to a significant sale of Flight Equipment. Excluding this transaction, the top 10 customers would have represented 27.4% of revenue.
We believe that the breadth of its MRO capabilities and supporting services create a compelling customer care and value proposition that fosters brand loyalty, and significantly contributes to the recurring nature of its business. In fiscal year ended December 31, 2019, 5 of its top 10 customers had been customers for 5 years or more, and 55% of its top 100 customers utilized more than one of its service offerings.
We primarily use the US Dollar as its functional currency in all markets it operates in order to reduce its foreign currency market risk.
Sales and Marketing
As of September 30, 2020, we employ a sales force of 24 individuals. It utilizes a matrixed marketing approach, whereby its individual business segments dedicate resources to market directly to their respective customer audience, while its regional sales specialists co-market its combined product and service offerings to clients within their territories. Given the technical nature of its business, business unit-specific technical staff frequently participate in marketing presentations and campaign developments in support of marketing initiatives spanning the sale, lease and MRO of aircraft, engines and their components.
We primarily market and sells its products and services through its own direct sales force. On occasion, we utilize contract services to assist in specific client-targeted sales efforts. In addition, it utilizes foreign representation in certain regional markets outside of the United States. We augment our direct customer marketing efforts with industry event sponsorships, conference participation, press release broadcast, web site promotion and social media initiatives, in addition to trade publication announcements, advertising and periodic article contributions.
Research and Development
We embrace a customer centric approach to supporting our clients with new value-add products and services designed to enhance Flight Equipment performance, lower the cost of maintenance, improve reliability and extend service life, while reducing the associated cost-of-ownership. Key initiatives to support customers’ reduced cost of ownership include reduced down-time, lower cost USM alternatives, Flight Equipment lease versus own options, innovative aircraft modification and upgrade services, and propriety component repair regimes.
Because our customers utilize our entire range of services, from whole aircraft MRO through individual component MRO, we frequently receives valuable insights as to evolving customer needs and desires. These inputs are regularly provided to our senior managers and technical personnel to identify and quantify opportunities for developing new products and services. Where the business case warrants, our engineers and technicians are tasked to develop, test and introduce new Engineered Solutions, including proprietary repairs not identified in existing repair manuals and STCs for new products, designed to provide value to our customers.

Our ability to bring new Engineered Solutions to market is made possible through its in-depth knowledge of the requirements promulgated by respective airworthiness regulatory agencies like the FAA, in addition to non-mandatory recommendations issued by OEMs. The engineering and regulatory authority certification process varies widely by product application and region, and we look to contract with third-party manufacturers and/or channel partners on an as-needed basis to assist in obtaining certain regulatory agency approvals.
We believe that our “unlimited” airframe and component FAA repair station certifications in combination with its deep technical expertise, positions us to expedite identification and implementation of new Engineered Solutions and proprietary component repairs, and is an important differentiator for its business.
Competition
The aviation aftermarket is highly competitive with many participants, including Flight Equipment OEMs, MROs, airlines, aircraft and engine leasing companies, financiers, USM sales organizations, and other independent manufactures and service providers. The vast majority of participants compete within smaller subsets of our broader products and services offerings. Frequently, our competitors will specialize in one or a limited number of areas within the following segments: aircraft MRO, engine MRO, Engineered Solutions, aircraft leasing, engine leasing, USM parts sales, and asset management. Further, many specialize in component MRO, but typically focus on a smaller subset of repairs for specific components or materials such as composites, pneumatics, hydraulics, electronics, landing gear, wheels and brakes and auxiliary power units.
Consumers of aftermarket Flight Equipment products and services typically make buying decisions based on a variety of factors including quality, pricing, availability, provider reputation, technical specification, prior operating history, turnaround time, geographic location and financial terms.
Our Asset Management Solutions segment competitors include AAR Corp., VAS Aero Services, LLC, GA Telesis, LLC, Kellstrom Aerospace and Aerfin Ltd., while competitors to its TechOps segment include AAR Corp., Aviation Technical Services, Inc., HAECO Americas, MRO Holdings, Inc., ST Engineering North America, and Lufthansa Technik AG. Though its product and service offering includes certain aircraft and engine leasing activities, we do not view large pure-play aircraft and engine leasing companies as core competitors, as those companies’ primary differentiators are centered around cost of capital and financial securitization products, and frequently choose to divest mid-life assets to operators, leasing companies, and aftermarket specialists that are focused on mid-life flight equipment monetization.
Certain of our competitors have substantially greater marketing, financial, technical and infrastructure resources than we do and may additionally provide complementary sales and services capabilities that we do not currently offer. As a result, certain of our competitors may be able to deliver a broader range of aftermarket Flight Equipment products and services at more attractive pricing. As such, we choose to target services and products where its synergic capabilities provide us a competitive advantage and allow it to be more responsive to the evolving needs of mid-life aircraft owners, operators, MROs and financiers. We believe that the market insights, technical capabilities and financial expertise that we bring together through our Asset Management Solutions and TechOps offerings are particularly well suited to meet the comprehensive needs of mid-life Flight Equipment customers, with a fuller range of value-added products and services than most of our competitors.
Government Regulation
The FAA regulates the manufacture, repair and operation of all aircraft, including engines, components and parts, operated in the United States, to ensure that all aircraft and aviation equipment are continuously maintained in proper condition for safe operation. Similar rules and regulatory authorities exist in other countries. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by these regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance are required prior to installation of Flight Equipment components and aircraft release in to operating service. We operate four FAA certified repair stations that are also EASA certified, in addition to holding various other international airworthiness authority approvals, which are also repair station facility specific. Our repair station facilities are required by the FAA to hold pertinent certification approvals for the products and MRO services that we provide for our customers, and are required to adhere to all relevant FAA rules and regulations as a condition to maintaining those certifications.
Certain of our Engineered Solutions include products that are authorized by the FAA through issuance of Supplemental Type Certificate approval for their respective application. Others involve proprietary repairs that we develop internally in compliance with authorities granted by the FAA under our “unlimited” repair station licensing for applicable airframe and engine component categories. We facilitate the production of certain of our Engineered Solutions through the manufacture of new parts in accordance with its FAA approved PMA certifications, as well as the manufacture of certain new replacement parts under its FAA repair station authorities. We also employ FAA certified personnel called Designated Airworthiness Representatives (DARs) and Designated Engineering Representatives (DERs), to facilitate its MRO operations through the development and regulatory approval of specialized airframe and component designs, repairs, modifications, and installations. We rely on these FAA approvals to market its Engineered Solutions to third parties, as well as to utilize them on its own Flight Equipment. Management believes the depth of technical and operational qualifications required to attain these FAA regulatory approvals constitute a significant barrier for competitors looking to compete with its Engineered Solutions offerings.
The FAA requires that aircraft operators maintain detailed records that log the utilization and condition of certain aircraft and engine life-limited parts. The FAA also requires that various maintenance routines be performed and documented on certain airframe and engine components at regular intervals based on utilization and/or time. Maintenance may also be required following certain types of events (e.g. foreign object damage, extreme heat, hard landings, etc.). Further, the FAA and certain other airworthiness authorities can at any time introduce new rules and regulations that may impact our business. In order to proactively mitigate the effects of prospective future rulings and amendments, as well as to position its business segments to potentially benefit from them, we diligently monitor FAA publications and industry trade groups in an effort to obtain as much advance notice as possible concerning future regulatory mandates.
As we pursue sales of products and services directly to the U.S. government or through our contractors, we may also be subject to various laws and regulations governing pricing and other factors. Historically, government regulations have had no material adverse effect on our business and results of operations.
Intellectual Property
We believe our brand recognition is an important differentiator, and we maintain trademarks on “AerSale”, on certain branded product offerings (i.e. AerSafe, AerTrak, and AerAware), and on certain operating subsidiaries (i.e. AerSale Component Solutions, Aircraft Composite Technologies, Avborne Component Solutions, and Qwest Air Parts).
While we hold no patents, we significantly benefits from an extensive array of proprietary intellectual property pertaining to market intelligence, transactional data history, and price modelling techniques, in addition to a wide range of product design, engineering, manufacturing, repair, modification and MRO procedures.
Our Engineered Solutions are trade secrets comprised of internally developed proprietary products and repair regimes. As such, its Engineered Solutions are exclusively available through its business or third parties that we authorize. While its competitors may be able to develop similar alternatives to its Engineered Solutions offerings, we believe that its deep understanding of mid-life aircraft markets and technologies, combined with its ability to expedite the introduction of new Engineered Solutions to the market, uniquely positions us to increase its market share in this sector.
Though our proprietary market intelligence, transactional data history, price modelling techniques, and Engineered Solutions expertise are subject to misappropriation or obsolescence, management believes it has adequately institutionalized systems and procedures to prevent such occurrences. These measures include adoption of continuous improvement methodologies developed to maintain the integrity its intellectual property holdings, in addition to the innovation of new techniques, products and processes designed to enhance its existing offerings in response to future market developments.

Employees
As of September 30, 2020, we had 424 full time employees worldwide, none of which are subject to a collective bargaining agreement. Approximately 98% of our employees are based in the United States. In addition to our full time employees, we also utilize approximately 300 contract workers, the majority of whom are located at our airframe maintenance facilities. Our contract labor workers are utilized to provide flexible staffing based on seasonal demand for airframe maintenance.
Environmental Matters
Our business, operations and facilities are subject to numerous stringent federal, state and local environmental laws and regulation by government agencies, including the Environmental Protection Agency (“EPA”). Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances which may be or have been released to the environment and require us to obtain and maintain licenses and permits in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Although management believes that its operations and its facilities are in material compliance with such laws and regulations, future changes in these laws, regulations or interpretations thereof or the nature of its operations or regulatory enforcement actions which may arise, may require us to make significant additional capital expenditures to ensure ongoing compliance or engage in remedial actions.
Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries, have at one time or another been under active investigation for environmental contamination by federal or state agencies. We have frequently indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates its acquisition of these facilities, subject to certain limitations. For our Goodyear, AZ facility, we also maintain an environmental impairment liability policy that provides coverage for certain liabilities associated with the clean-up of on-site and off-site pollution conditions, as well as for resulting bodily injury or property damage to third-parties, in each case, to the extent not otherwise indemnified. If we are required to pay the expenses related to environmental liabilities because neither indemnification nor insurance coverage is available, these expenses could have an adverse effect on our business and results of operations.
Facilities
Our principal executive office is in Coral Gables, Florida. In addition to our headquarters, we have the following operating locations:
Facility:	Primary Purpose:
• Goodyear, AZ	Aircraft MRO, Storage, Modification and Disassembly
• Roswell, NM	Aircraft MRO, Storage, Disassembly, and Distribution
• Rio Rancho, NM	Flight Control Surface, Nacelle & Landing Gear MRO
• Coral Gables, FL	Corporate Headquarters and Engineered Solutions
• Miami, FL	Hydraulic, Pneumatic, Flight Control Surfaces, Electro-Mechanical Component MROs
• Memphis, TN	USM Sales, Distribution and Component MRO
• Dublin, Ireland	Flight Equipment Asset Management
• Bridgend, United Kingdom	Regional Sales Offices
• Singapore	Regional Sales Offices
Our Goodyear, AZ and Roswell, NM facilities are located onsite at the Phoenix Goodyear Airport and Roswell International Air Center, respectively, and make up two of our FAA-authorized repair station operations centers. By having locations on these respective airfields with large aircraft storage field capacity, we support our ability to provide aircraft management and MRO services by allowing customers to fly their aircraft directly to our facilities. In addition to having airframe maintenance service offerings at these facilities, we have FAA-authorized repair station operations in our Rio Rancho, NM, Memphis, TN, and Miami, FL facilities that provide our component MRO service offerings.
We primarily distributes USM parts from our dedicated distribution warehouse located in Memphis, TN, in addition to long term on-site bulk storage capacity provided at its Roswell, NM facility. These facilities collectively provide more than 300,000 square feet of available space to manage our Flight Equipment inventories and facilitate support of our customer’s urgent spares requirements with non-stop delivery capacity to destinations worldwide.
Legal Proceedings
From time to time, we are subject to litigation incidental to its business. We are not currently party to any legal proceedings that would be reasonably expected to have a material adverse effect on its business or financial condition. For more information about legal proceedings involving us, please see the section entitled “Risk Factors  —  Risks Related to Our Business and Industry.”

MANAGEMENT
Executive Officers and Directors
The following sets forth certain information, as of September 30, 2020, concerning each of our executive officers and directors.
Name	Age	Position
Nicolas Finazzo	64	Chairman, Chief Executive Officer, Division President, TechOps and Director
Robert B. Nichols	64	Vice Chairman, Division President, Asset Management Solutions and Director
Martin Garmendia	46	Chief Financial Officer, Treasurer and Secretary
Basil Barimo	55	Division President, MRO Services
Craig Wright	53	Division President, Aircraft & Engine Management
Gary Jones	57	Division President, Airframe & Engine Materials
Iso Nezaj	65	Division President, Engineered Solutions and Chief Technical Officer
Jonathan Seiffer	49	Director
Eric J. Zahler	70	Director
Sai S. Devabhaktuni	49	Director
Richard J. Townsend	70	Director
General C. Robert Kehler	68	Director
Peter Nolan	62	Director
Michael Kirton	38	Director
Nicolas Finazzo, Nicolas Finazzo founded AerSale in 2008 and has served as Chairman and Chief Executive Officer from inception until January 2019, and from and after December 2019. He has also served as Division President, TechOps since December 2019. From January 2019 to December 2019, Mr. Finazzo was Executive Chairman of AerSale. From 1997 to 2008, Mr. Finazzo was Co-Founder and Chief Executive Officer of AeroTurbine, Inc., a supplier of aircraft and engine products and MRO service provider. In 1997, Mr. Finazzo was Vice President and General Counsel of AeroThrust, Inc., parts supplier, MRO service provider and aircraft engine leasing company. From 1991 to 1997, Mr. Finazzo was Vice President and General Counsel of International Air Leases, Inc., a used aircraft leasing company. From 1987 to 1991, Mr. Finazzo was Vice President of Contracts for Greenwich Air Services, a jet engine MRO service provider. From 1981 to 1987, Mr. Finazzo was President of Southern Express Airways, Inc., a commuter airline operating in the United States.
Robert B. Nichols, Robert B. Nichols founded AerSale in 2008 and has served as the Vice Chairman since January 2019. He has also served as Division President, Asset Management Solutions since December 2019. From 2017 to December 2019, Mr. Nichols was Principal of AerSale. From 2008 to 2017, Mr. Nichols also was Chief Operating Officer of AerSale. From 1997 to 2008, Mr. Nichols was Co-Founder and Chief Operating Officer of AeroTurbine, Inc. From 1990 to 1997, Mr. Nichols was Vice President of Engine Sales and Leasing for AeroThrust, Inc. From 1989 to 1990, Mr. Nichols was Director of Engine Sales and Leasing for Greenwich Air Services.
Martin Garmendia, Martin Garmendia has served as Chief Financial Officer of AerSale since 2018. From 2015 to 2018, he was Senior Vice President of Finance and Corporate Controller for AerSale. From 2006 to 2015, Mr. Garmendia had various roles for NextEra Energy (NYSE: NEE) including Senior Director of Corporate Accounting for Florida Power & Light, a power utility company and Controller during the IPO of NextEra Energy Partners (NYSE: NEP). From 2003 to 2006, Mr. Garmendia had various roles for Bacardi USA, Inc., a spirits company, including Finance Manager of the Forecast Budget & Analysis Group. From 2000 to 2003, Mr. Garmendia was a Senior Auditor in the Assurance & Advisory Practice at Deloitte & Touche, LLP, a multinational professional services network and accounting firm. Mr. Garmendia is a Certified Public Accountant in the State of Florida.

Basil Barimo, Basil Barimo has served as the Division President. MRO Services for AerSale since December 2019. From January 2019 to December 2019, he was the Chief Executive Officer for AerSale. From 2017 to January 2019, Mr. Barimo was Chief Operating Officer of AerSale. From 2010 to 2017, Mr. Barimo was Executive Vice President of Repair for the NORDAM Group, an aerospace components MRO service provider. From 2003 to 2009, Mr. Barimo was the Vice President of Operations and Safety for Air Transport Association of America, a U.S. trade association and lobbying group. From 2002 to 2003, Mr. Barimo was the Vice President of Operations for Avborne, Inc., a supplier of mid-life aircraft, engines and used serviceable material, and MRO service provider. From 1989 to 2002, Mr. Barimo was the Senior Director of Maintenance Quality Assurance for US Airways, Inc., a commercial airline.
Craig Wright, Mr. Wright has served as Division President, Aircraft & Engine Management since December 2019. From January 2019 to December 2019, he was the President of AerSale. From June 2017 to January 2019, Mr. Wright was Chief Commercial Officer of AerSale. From 2010 to 2017, he was Senior Vice President of Aircraft Leasing for AerSale. From 2006 to 2010, he was Vice President of Fleet for Macquarie AirFinance, a global aircraft leasing company. From 2001 to 2006, Mr. Wright was Director of Corporate Finance for GATX Capital Corp., working in multiple business units including rail/locomotive, IT equipment and aviation finance. From 1990 to 1998, Mr. Wright was a Consulting Engineer for Lin & Associates, Inc., a specialized structural engineering company.
Gary Jones, Mr. Jones has served as President of our Materials Group since 2019. From 1999 through 2019, he was President and Chief Executive Officer of Qwest Air Parts, a supplier and distributor of commercial aviation parts that was acquired by AerSale in 2019. From 1983 to 1998, Mr. Jones was Vice President of Acquisitions for GE Capital Aviation Services, a commercial aviation financing and leasing company.
Iso Nezaj, Mr. Nezaj has served as Chief Technical Officer of AerSale since December 2019. He has also served as Division President, Engineered Solution since 2017. From 2014 to 2017, Mr. Nezaj was Senior Vice President of Technical Services of AerSale. From 2010 to 2014, Mr. Nezaj was Vice President in Technical Services of AerSale. From 2009 to 2010, he was President of Air One Maintenance & Engineering LLC, a maintenance repair operation service provider. From 2000 to 2009, Mr. Nezaj was General Manager of Commercial Jet Inc., a maintenance repair operation service provider. From 1997 to 1999, Mr. Nezaj was Vice President and Chief Operating Officer of Skytrak International Airlines, Inc., a US FAR certified 21 commercial airline. From 1995 to 1997, Mr. Nezaj was Vice President of Engineering for Aeron Equities, Inc., a leasing aviation company. From 1993 to 1994, Mr. Nezaj was Director of Quality Assurance and Engineering for Kiwi International Airlines, Inc., a US FAR certified 121 commercial airline.
Jonathan Seiffer, Jonathan Seiffer currently serves as Senior Partner with Leonard Green & Partners, L.P. (“Leonard Green”), a private equity firm which is one of our significant shareholders, which he joined in 1994. Mr. Seiffer currently serves on the board of Wes Shore Home. Before joining Leonard Green, he worked in corporate finance at Donaldson, Lufkin & Jenrette. Mr. Seiffer currently serves on the boards of AerSale, Signet Jewelers Limited, Authentic Brands Group, Caliber Collision Centers, Mister Car Wash and SRS Distribution. Mr. Seiffer brings particular knowledge and experience in finance, and broad-based experience in the leadership of distribution businesses.
Eric J. Zahler, Eric J. Zahler has served as Co-Founder, President and Chief Executive Officer of Monocle Acquisition Corporation (NASDAQ: MNCL), whose business combination with AerSale was consummated in 2020. He has over 35 years of senior leadership, strategy, operations, and governance experience with aerospace and defense companies. Until 2018, Mr. Zahler was a Co-Founder and Managing Director of Sagamore Capital, a private equity firm pursuing investments in the aerospace and defense, industrial electronics, and selected business service markets. Prior to founding Sagamore Capital. Mr. Zahler was President and Chief Operating Officer of Loral Space & Communications, Inc. for eight years and also served on Loral’s Board of Directors. Mr. Zahler was a senior member of the management of Loral since 1992. Mr. Zahler is a member of the Board of Directors of Maxar Technologies (NYSE: MAXR; TSX: MAXR), a leading global provider of advanced space technology solutions for commercial and government markets. He is also Chairman of the Board of exactEarth Ltd. (TSX: XCT), a leading provider of global vessel tracking data for maritime situational awareness, and a member of the Board of Directors of Sequa Corporation, a portfolio company of The Carlyle Group, which provides the global airline industry with a broad range of aftermarket services. From 1975 to 1992, Mr. Zahler was an attorney at Fried, Frank,

Harris, Shriver & Jacobson, where he was elected Partner in 1983. At Fried, Frank, he represented numerous aerospace and defense companies in all aspects of their interactions with the U.S. government. Mr. Zahler holds a Bachelor of Science degree in mathematics from Yale University and a law degree from Harvard Law School.
Sai S. Devabhaktuni, Sai S. Devabhaktuni is Co-Founder and Chairman of the Board of Directors of Monocle Acquisition Corporation (“Monocle”; NASDAQ: MNCL), whose business combination with AerSale was consummated in 2020. Prior to Monocle, Mr. Devabhaktuni was Head of Corporate Distressed Portfolio Management at Pacific Investment Management Company (“PIMCO”). While at PIMCO, Mr. Devabhaktuni served in various capacities on investment committees of numerous investment funds. Prior to PIMCO, and from 1998 to 2010, he was a Managing Principal at MHR Fund Management LLC (“MHR”) where he was involved in all aspects of the investment process and worked closely with senior management teams of portfolio companies on operational improvements and growth initiatives. Prior to MHR, Mr. Devabhaktuni was a member of the event-driven strategies group at Highbridge Capital Management LLC, and a member of the corporate finance, capital markets and emerging markets groups of Nomura Securities. Mr. Devabhaktuni holds a Bachelor of Science in Economics, with concentrations in Finance, Economics and Legal Studies from the Wharton School of the University of Pennsylvania. Mr. Devabhaktuni has served on the Board of Directors of Loral Space & Communications, Inc. (NASDAQ: LORL) and Applied Natural Gas Fuels Inc., and currently serves on the Board of Directors of Sequa Corporation.
Richard J. Townsend, Richard J. Townsend has served as the Executive Vice President and Chief Financial Officer of Monocle Acquisition Corporation (“Monocle”; NASDAQ: MNCL), whose business combination with AerSale was consummated in 2020. Mr. Townsend brings 40 years of knowledge and experience in finance, strategy and operations. Prior to Monocle, Mr. Townsend was a Managing Partner at Rangeley Capital (“Rangeley”), with responsibilities as a Portfolio Manager and Chief Operating Officer from 2008 to 2017, and subsequently as an Advisory Partner. Prior to Rangeley, Mr. Townsend was Executive Vice President and Chief Financial Officer of Loral Space & Communications, Inc. (NASDAQ: LORL) from 1998 to 2007, where he was responsible for all financial aspects of the business. From 1996 to 1998, Mr. Townsend served as the Corporate Controller and Director of Strategy of ITT Industries (NYSE: ITT). Mr. Townsend spent the prior 17 years in various roles in operations and financial Management at IBM (NYSE: IBM), including serving as Controller for EMEA (Europe, Middle East and Africa) in France. Prior to IBM, Mr. Townsend was a mechanical engineer at General Electric’s Nuclear Energy Division (NYSE: GE). Mr. Townsend holds a Bachelor of Science degree in Mechanical Engineering from the University of Michigan, a Master of Science degree in Engineering from the University of California at Berkeley and an MBA from Stanford University.
General C. Robert Kehler, General C. Robert Kehler, USAF (ret), has served as a director of Monocle Acquisition Corp since its prospectus. . He has 43 years of leadership, strategy and governance experience related to military operations of the United States of America. General Kehler currently serves on the board of directors of Maxar Technologies Ltd. (Ticker: MAXR) and Inmarsat plc (Ticker: ISAT LN), and is a trustee of the Mitre Corporation, a senior advisor to McKinsey and Company and special advisor to EaglePicher Technologies, LLC. General Kehler retired from the United States Air Force in December 2013 after almost 39 years of distinguished service. From January 2011 until November 2013, he served as the Commander, United States Strategic Command (“USSTRATCOM”), where he was directly responsible to the Secretary of Defense and President for the plans and operations of all U.S. forces conducting strategic deterrence, nuclear alert, global strike, space, cyberspace and associated operations. Prior to commanding USSTRATCOM, General Kehler commanded United States Air Force Space Command and two operational space wings conducting space launch, missile warning, and space control missions. He also commanded an intercontinental ballistic missile squadron and group. General Kehler entered the Air Force in 1975 as a Distinguished Graduate of the Pennsylvania State University R.O.T.C. program, has master’s degrees in Public Administration and National Security and Strategic Studies, and completed executive development programs at Carnegie-Mellon University, Syracuse University, and Harvard University. His military awards include the Defense Distinguished and Superior Service Medals, the Distinguished Service Medal (2 awards), Legion of Merit (3 awards), and the French Legion of Honor (Officer). General Kehler was the S.T. Lee Distinguished Lecturer at Stanford University’s Freeman Spogli Institute for International

Studies for academic year 2014 — 2015, and remains an Affiliate of Stanford’s Center for International Security and Cooperation. He is a Senior Fellow of the National Defense University.
Peter Nolan, Peter Nolan is the Chairman of Nolan Capital, a private investment company, and is also a senior advisor to Leonard Green & Partners, L.P., a private equity firm, and was previously a managing partner of Leonard Green & Partners. Mr. Nolan currently serves on the board of directors of Activision and AerSale, among others. Prior to becoming a partner at Leonard Green & Partners in 1997, Mr. Nolan served as a managing director and the Co-Head of Donaldson, Lufkin and Jenrette’s Los Angeles Investment Banking Division from 1990 to 1997, as a First Vice President in corporate finance at Drexel Burnham Lambert from 1986 to 1990, and as a Vice President at Prudential Securities, Inc. from 1982 to 1986. Prior to 1982, Mr. Nolan was an associate at Manufacturers Hanover Trust Company.
Michael Kirton, Michael Kirton currently serves as Partner with Leonard Green which he joined in 2007. Before joining Leonard Green, he worked in corporate finance at Credit Suisse First Boston. Mr. Kirton currently serves on the boards of AerSale, Charter Next Generation, ProMach, Pure Gym, The Wrench Group, and Troon Golf. Mr. Kirton brings particular knowledge and experience in finance and broad-based experience in the leadership of middle-market businesses.
Corporate Governance
Director Independence
As required under the rules and regulations of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each proposed director concerning his or her background, employment, and affiliations, including family relationships, our Board has determined that Messers. Zahler, Devabhaktuni, Townsend, Seiffer, Kirton and Nolan, and Gen. Kehler, representing seven of our nine directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.
Board Committees
The composition, duties and responsibilities of our committees are as set forth below. The committees of our board of directors consist of an audit committee, a compensation committee, and a nominating and corporate governance committee. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.
Audit Committee
Our audit committee is responsible for, among other matters: (i) reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to our Board whether the audited financial statements should be included in our Form 10-K; (ii) discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements; (iii) discussing with management major risk assessment and risk management policies; (iv) monitoring the independence of the independent auditor; (v) verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by Law; (vi) reviewing and approving all related-party transactions; (vii) inquiring and discussing with management our compliance with applicable Laws and regulations; (viii) pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed; (ix) appointing or replacing the independent auditor; (x) determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and (xi) establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Our audit committee consists of Townsend, Kirton, and Devabhaktuni, with Mr. Townsend serving as the chair of the audit committee. Rule 10A-3 of the Exchange Act and the NASDAQ rules require us to have an audit committee composed entirely of independent directors. Our board of directors has determined that each of Townsend, Kirton, and Devabhaktuni qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, our board of directors has determined that Mr. Townsend qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which is available on our principal corporate website at www.AerSale.com.
Compensation Committee
Our compensation committee is responsible for, among other matters: (i) reviewing key employee compensation goals, policies, plans and programs; (ii) reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers; (iii) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (iv) administering our stock plans and other incentive compensation plans.
Our compensation committee consists of Seiffer and Zahler, and Gen. Kehler, with Mr. Seiffer serving as the chair of the compensation committee. Our board of directors has determined that each of Seiffer, Zahler, and Gen. Kehler qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership. Our board of directors has adopted a written charter for the compensation committee, which is available on our principal corporate website at www.AerSale.com.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is responsible for, among other matters: (i) identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board; (ii) overseeing the organization of the our Board to discharge our Board’s duties and responsibilities properly and efficiently; (iii) identifying best practices and recommending corporate governance principles; and (iv) developing and recommending to our Board a set of corporate governance guidelines and principles applicable to us.
Our nominating and corporate governance committee consists of Seiffer, Nolan, and Devabhaktuni, with Mr. Seiffer serving as the chair of the nominating and governance committee. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on our principal corporate website at www.AerSale.com.
Risk Oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy and the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Compensation Committee Interlocks and Insider Participation
None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, of which any of the executive officers served as a director or as a member of the Topco Compensation Committee during the year ended December 31, 2019.
Code of Ethics
We have adopted a code of business conduct and ethics applicable to our directors, executive officers and employees that complies with the rules and regulations of the Nasdaq. A copy of that code is available on our principal corporate website at www.AerSale.com.

EXECUTIVE COMPENSATION
The following disclosure concerns the compensation of our officers and directors for the fiscal years ended December 31, 2019 and December 31, 2020.
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2020, our “named executive officers” and their positions were as follows:
•
Nicolas Finazzo, who served as Chairman, Chief Executive Officer and Division President, TechOps;

•
Robert B. Nichols, who served as Vice Chairman and Division President, Asset Management Solutions; and

•
Iso Nezaj, who served as Division President, Engineered Solutions and Chief Technical Officer.

Following the Closing, Messrs. Finazzo, Nichols and Nezaj continued to serve in their current roles as our Chairman, Chief Executive Officer and Division President, TechOps; Vice Chairman and Division President, Asset Management Solutions; and Division President, Engineered Solutions and Chief Technical Officer, respectively. Following the Closing, Mr. Nichols’ title changed from Vice Chairman to Vice Chairman.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2020 and December 31, 2019.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Nicolas Finazzo Chairman, Chief Executive Officer and Division President, TechOps	2020	500,000		—		41,127
	2019	500,000	41,667	—	750,000(3)	57,182	1,348,849
Robert B. Nichols Vice Chairman and Division President, TechOps	2020	500,000		—		28,197
	2019	500,000	41,667	—	750,000	48,944	1,340,611
Iso Nezaj Division President, Engineered Solutions and Chief Technical Officer	2020	350,000		—		20,822
	2019	318,288	14,583	—	350,000	20,686	703,557

(1)
The amounts of the annual performance-based bonuses to be paid to each named executive officer with respect to 2020 pursuant to his employment agreement have yet to be determined as of the date hereof, but are expected to be determined in March 2021. Please see “2020 Bonuses” for further information on these payments.

(2)
Amounts for 2020 reflect (i) insurance premiums paid by us on behalf of Messrs. Finazzo, Nichols and Nezaj of $13,935, $10,243 and $12,272, respectively, (ii) car allowances paid to Messrs. Finazzo and Nichols of $18,642 and $18,808 respectively and (iv) an $8,550 fully vested matching contribution made by us to each of our named executive officers’ 401(k) plan accounts. For additional information on these payments, please see “Other Elements of Compensation” below.

Base Salary
Our named executive officers receive an annual base salary to compensate them for the performance of services rendered to us each year. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting his or her skill set, experience, role and responsibilities. Base salaries for our named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.
The base salaries for each of our named executive officers were originally established in their respective employment agreements.
The actual salaries paid to each named executive officer for 2020 are set forth above in the Summary Compensation Table in the column entitled “Salary.”
In connection with the Business Combination, Mr. Finazzo’s annual base salary was increased to a rate of $1,000,000 effective as of December 23, 2020.
2020 Bonuses
Pursuant to their respective employment agreements, each of our named executive officers is eligible to earn an annual cash incentive bonus based on company and individual achievement of performance targets established by our Board in its discretion. Each named executive officer is eligible to earn a target bonus amount, which reflects a percentage of his annual base salary.
For 2020, each of Messrs. Finazzo and Nichols was eligible to earn target bonuses of 100% of their respective base salaries, and Mr. Nezaj was eligible to earn a target bonus of 50% of his base salary.
With respect to 2020, 75% of each named executive officer’s bonus was based on achievement of certain company budgeted EBIT (or earnings before interest, taxes) targets and the remaining 25% of the bonus was based on achievement of individual goals established for and agreed to by the applicable executive.
Payout in respect of each performance measure was based on attainment of threshold, mid or target performance levels, with a minimum achievement of 85% of the budgeted EBIT targets required to be achieved before any such bonus payments would be made to the named executive officers.
With respect to 2020, the compensation committee of our Board (the “compensation committee”) will determine the achievement levels of the company and individual performance targets. The amounts of the annual bonuses to be paid to each named executive officer with respect to 2020 have yet to be determined as of the date hereof, but are expected to be determined in March 2021.
Equity Compensation
We previously maintained the Amended and Restated AerSale Corp. (f/k/a AerSale Holdings, Inc.) Stock Appreciation Rights Plan, dated as of April 17, 2017, as subsequently amended (the “SAR Plan”), pursuant to which certain of our key employees were granted awards of stock appreciation rights (“SARs”).
Mr. Nezaj held outstanding SAR awards, which fully vested upon the consummation of a change in control of our company, which included the Business Combination. On May 1, 2017, Mr. Nezaj was granted 1,500 SARs under the SAR Plan, with a grant date strike price of $1,000 per SAR.
In connection with the Closing, we terminated the SAR Plan, following which no further awards will be made thereunder. Mr. Nezaj received a payment equal to $319,897 in connection with the vesting of his SARS upon the consummation of the Business Combination.
In connection with the Business Combination, we adopted the 2020 Equity Incentive Plan in order to facilitate the grant of cash and equity incentives to our directors, employees (including the named executive officers) and consultants and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2020 Equity Incentive Plan became effective upon the consummation of the Business Combination.

In connection with the Business Combination, we also adopted the 2020 Employee Stock Purchase Plan in order to provide an opportunity for our employees and our designated subsidiaries to purchase shares of our common stock, and to enable us to obtain and retain services of these employees, which is essential to our long-term success. The 2020 Employee Stock Purchase Plan became effective upon the consummation of the Business Combination, with the commencement of the first offering period under the 2020 Employee Stock Purchase Plan to be determined by the plan administrator.
Other Elements of Compensation
In 2020, our employees, including its named executive officers, participated in health and welfare plans providing health benefits, flexible spending accounts, short-term and long-term disability insurance and basic life and accidental death and dismemberment insurance. In 2020, we paid the full amount of the premiums on behalf of Messrs. Finazzo and Nichols for their health, life and long-term disability insurance and fifty percent of the health insurance premiums on behalf of their covered dependents, and paid ninety percent of the premiums for Mr. Nezaj’s health, life and long-term disability insurance coverage, and forty percent of the premiums for his covered dependents’ health insurance coverage. For 2020, the aggregate amount of premiums we paid on behalf of Messrs. Finazzo, Nichols and Nezaj were equal to $13,935, $10,243 and $12,272, respectively.
In addition, we also maintain a 401(k) retirement savings plan to allow eligible employees, including its named executive officers, to defer up to three percent of their annual compensation on a pre-tax basis through contributions to the 401(k) plan. In 2020, we made discretionary matching contributions of $8,550 to each of its named executive officers’ 401(k) plan accounts.
In 2020, Messrs. Finazzo and Nichols received car allowances of $18,642 and $18,808, respectively.
Outstanding Equity Awards at Fiscal Year-End
None of the named executive officers held outstanding equity awards as of December 31, 2020.
Executive Compensation Arrangements — Pre-Closing Agreements
Nicolas Finazzo
On January 11, 2010, we entered into an employment agreement with Mr. Finazzo to serve as its Chairman and Chief Executive Officer (the “Finazzo Agreement”). The Finazzo Agreement provided for a three-year initial term of employment, with automatic renewal for successive one-year periods until terminated in accordance with the terms of the agreement.
Pursuant to the Finazzo Agreement, Mr. Finazzo was entitled to an annual base salary rate of $500,000. In addition, he was eligible to receive an annual performance-based cash bonus with a target opportunity of 100% of his base salary and a maximum opportunity of 200% of his base salary. The Finazzo Agreement also provided that Mr. Finazzo was eligible to participate in the health and welfare benefit plans and programs at a comparable level to those offered to our other senior executives, and that the health care insurance premiums for Mr. Finazzo and his covered dependents would be paid for by us, as well as that he will be entitled to receive a car allowance of $1,500/month.
Under the Finazzo Agreement, if Mr. Finazzo’s employment was terminated by us without “cause” or due to his resignation for “good reason” (each as defined in the Finazzo Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he would be eligible to receive (i) continued payment of his base salary for a period of 24 months, (ii) a pro rata portion of his annual bonus that would have been payable with respect to the year in which his date of termination occurs, and (iii) continued coverage for him and his dependents under our group health plans as well as the provision of any fringe benefits that he would have been entitled to receive for the 24-month period following the date of termination. Pursuant to the Finazzo Agreement, we may terminate his employment without “cause” upon approval by our Board (including the approval of Mr. Nichols or his successor).
In the event that Mr. Finazzo’s employment terminated due to his death or Disability (as defined in the Finazzo Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he would be eligible to receive a pro rata portion of his annual bonus that would have been payable with respect to the year in which his date of termination occurs.
The Finazzo Agreement contained 24-month post-termination non-competition (unless Mr. Finazzo is terminated without “cause” or resigns for “good reason,” or we elect not to renew the Finazzo Agreement) and non-solicitation of employees covenants. The Finazzo Agreement also provided that we would provide Mr. Finazzo with director and officer insurance coverage unless he is terminated by us for “cause”.
Robert B. Nichols
On January 11, 2010, we entered into an employment agreement with Mr. Nichols to serve as our Chief Operating Officer (the “Nichols Agreement”). The Nichols Agreement provided for a three-year initial term of employment, with automatic renewal for successive one-year periods until terminated in accordance with the terms of the agreement. In addition, pursuant to the Nichols Agreement, if the employment of Mr. Finazzo under the Finazzo Agreement was terminated due to death or Disability (as defined in the Finazzo Agreement), Mr. Nichols would be appointed to serve as our Chief Executive Officer.
Pursuant to the Nichols Agreement, Mr. Nichols was entitled to an annual base salary rate of $500,000. In addition, he was eligible to receive an annual performance-based cash bonus with a target opportunity of 100% of his base salary and a maximum opportunity of 200% of his base salary. The Nichols Agreement also provided that Mr. Nichols was eligible to participate in the health and welfare benefit plans and programs at a comparable level to those offered to our other senior executives, and that the health care insurance premiums for Mr. Nichols and his covered dependents would be paid for by us, as well as that he would be entitled to receive a car allowance of $1,500/month.
Under the Nichols Agreement, if Mr. Nichols’s employment was terminated by us without “cause” or due to his resignation for “good reason” (each as defined in the Nichols Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he would be eligible to receive (i) continued payment of his base salary for a period of 24 months, (ii) a pro rata portion of his annual bonus that would have been payable with respect to the year in which his date of termination occurs, and (iii) continued coverage for him and his dependents under our group health plans as well as the provision of any fringe benefits that he would have been entitled to receive for the 24-month period following the date of termination. Pursuant to the Nichols Agreement, we may terminate his employment without “cause” upon approval by our Board (including the approval of Mr. Finazzo or his successor).
In the event that Mr. Nichols’s employment terminated due to his death or Disability (as defined in the Nichols Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he would be eligible to receive a pro rata portion of his annual bonus that would have been payable with respect to the year in which his date of termination occurs.
The Nichols Agreement contained 24-month post-termination non-competition (unless Mr. Nichols is terminated without “cause” or resigns for “good reason,” or we elect not to renew the Nichols Agreement) and non-solicitation of employees covenants. The Nichols Agreement also provided that we would provide Mr. Nichols with director and officer insurance coverage unless he is terminated by us in certain circumstances for “cause”.
Iso Nezaj
On May 1, 2017, we entered into an employment agreement with Mr. Nezaj to serve as our Chief Technical Officer (as amended, the “Nezaj Agreement”). The Nezaj Agreement provided for a three-year initial term of employment, with automatic renewal for successive one-year periods until terminated in accordance with the terms of the agreement. Effective September 1, 2019, the Nezaj Agreement was amended to provide, among other things, that Mr. Nezaj would also serve as President of the Engineered Solutions division.
Pursuant to the Nezaj Agreement, Mr. Nezaj was entitled to an annual base salary rate of $350,000. In addition, he was eligible to receive an annual performance-based cash bonus with a target opportunity of 100% of his base salary (which was subsequently decreased to 50%, as discussed above). The Nezaj Agreement also provided that Mr. Nezaj was eligible to participate in the health and welfare benefit plans and programs at a comparable level to those offered to our other senior executives, and that one hundred percent of the premiums for Mr. Nezaj’s health, life and long-term disability insurance coverage and fifty percent of the premiums for health insurance coverage for his covered dependents would be paid for by us. The Nezaj Agreement also provided that Mr. Nezaj would receive a SAR grant with an aggregate value of $1,500,000 under the SAR Plan in connection with his entrance into the Nezaj Agreement (which was granted on May 1, 2017).
Pursuant to the Nezaj Agreement, if Mr. Nezaj’s employment was terminated by us for cause as a result of his nonfeasance in carrying out the duties of his employment with us (other than those duties that would result in violation of applicable laws, regulations and ethical standards), and Mr. Nezaj did not cure such nonfeasance within 30 days of provision of written notice of such nonfeasance, then, subject to his timely execution and non-revocation of a general release of claims, he would be eligible to receive continued payment of his base salary for the 12 month period following such termination.
Under the Nezaj Agreement, if Mr. Nezaj’s employment was terminated due to his resignation for “good reason” (as defined in the Nezaj Agreement), then, subject to his timely execution and non-revocation of a general release of claims, he would be eligible to receive (i) continued payment of his base salary for a period of 12 months and (ii) subject to his timely election under COBRA, continued payment of the employer portion of the premiums required for continued group health insurance coverage pursuant to COBRA for up to 12 months.
The Nezaj Agreement contained a 12-month post-termination non-competition covenant and 24-month post-termination non-solicitation of employees’ covenant.
Pursuant to a notice we provided, the Nezaj Agreement expired on April 30, 2020, although Mr. Nezaj continued to perform the duties and was paid the consideration defined in the Nezaj Agreement.
Executive Compensation Arrangements — Post-Closing Agreements
In connection with the consummation of the Business Combination, the pre-Closing employment agreements described above terminated (other than for Mr. Nezaj, whose employment agreement has already terminated) and were replaced with the offer letters and executive severance plan described below.
Offer Letters
We entered into new offer letters with each of our named executive officers, effective December 23, 2020, providing for their at-will employment with us and their continued annual base salary rates (other than Mr. Finazzo’s, which was increased pursuant to his new offer letter) and target bonus opportunities. Certain offer letters, including those for Messrs. Finazzo and Nichols, provide that the executive’s compensation may be restricted as a result of the executive compensation limits imposed by the CARES Act. The offer letters also provide that each named executive officer will be eligible to participate in the AerSale Corporation Severance Plan, as described below.
In addition, Messrs. Finazzo’s and Nichols’ respective offer letters also provide that each executive is eligible to participate in the health and welfare benefit plans and programs at a comparable level to those offered to our other senior executives, and that the health care insurance premiums for him and his covered dependents would be paid for by us, as well as that he would be entitled to receive a car allowance of up to $1,500/month.
Executive Severance Plan
In connection with the Closing, we adopted an executive severance plan, pursuant to which certain of our key employees (including Messrs. Finazzo, Nichols and Nezaj) will be entitled to certain severance benefits in the event of a qualifying termination of employment (the “Severance Plan”).
The Severance Plan provides that, in the event that an executive’s employment is terminated without “cause” (other than because of death or disability) or by the named executive officer for “good reason,” then the named executive officer will be entitled to the following compensation and benefits, subject to his or her execution of a release of claims: (1) continued payments of the executive’s base salary for a number of years equal to the executive’s “Severance Multiple”; (2) a prorated annual bonus, based on actual performance; (3) continued medical and welfare benefits for the named executive officer and his or her spouse and dependents for a number of years equal to the executive’s Severance Multiple; and (4) if the executive is at the Senior Vice President level or above and has been employed by us for at least three years, full vesting of outstanding equity awards (with any performance-based equity awards vesting based on actual performance through the end of the applicable performance period(s)). With respect to our named executive officers, Messrs. Finazzo’s and Nichols’ Severance Multiple is three, and Mr. Nezaj’s Severance Multiple is two.
The Severance Plan further provides that, in the event that a named executive officer’s employment is terminated without “cause” (other than because of death or disability) or by the named executive officer for “good reason,” in each case within one year following a change in control, in lieu of the compensation and benefits described above, the named executive officer will instead be entitled to the following compensation and benefits, subject to his or her execution of a release of claims: (1) severance pay in an amount equal to the executive’s Severance Multiple times the sum of the named executive officer’s annual base salary and annual target bonus (or, if the named executive officer does not have an annual target bonus, the average of the annual cash bonuses paid to the named executive officer in the three calendar years preceding the year of termination); (2) a prorated annual bonus, based on actual performance; (3) if the executive is at the Senior Vice President level or above and has been employed by us for at least three years, full vesting of outstanding equity awards (with any performance-based equity awards vesting based on actual performance through the end of the applicable performance period(s)); and (4) continued medical and welfare benefits for the named executive officer and his or her spouse and dependents for a number of years equal to the executive’s Severance Multiple.
Under the Severance Plan, if a named executive officer’s employment is terminated because of death or disability, then the executive (or his or her estate) will be entitled to receive (1) a prorated annual bonus, based on actual performance, and (2) if the executive is at the Senior Vice President level or above and has been employed by us for at least three years, full vesting of outstanding equity awards (with any performance-based equity awards vesting based on actual performance).
For purposes of the Severance Plan, a named executive officer may be terminated for “cause” if the named executive officer (1) is charged with (x) a felony, or (y) a misdemeanor relating to our business or involving moral turpitude; (2) willfully fails to substantially perform his or her duties with course of carrying out his or her duties, or (y) any act of material dishonesty involving his or her employment with us (including, without limitation, fraud, misappropriation, or embezzlement); (4) materially breaches any written agreement with us or our affiliates; (5) materially violates our Code of Conduct or other applicable policies; or (6) fails to reasonably cooperate with a material internal investigation by the Company regarding any corporate conduct, misconduct, wrongdoing or illegal conduct.. For purposes of the Severance Plan, a named executive officer may terminate such named executive officer’s employment for “good reason” if (A) we materially breach a written agreement with the named executive officer; (B) there is a reduction in the named executive officer’s base salary (excluding across-the-board reductions that apply to similarly situated executives); (C) there is a change in the named executive officer’s principal place of employment of more than 40 miles, which increases the named executive officer’s one-way commute; or (D) there is a material adverse change in the named executive officer’s positions or duties. In addition, within the 12 month period following a change in control, a named executive officer may also terminate such named executive officer’s employment for “good reason” if there is any reduction in the named executive officer’s target annual bonus or target long-term incentive opportunity from the target level in effect immediately prior to the change in control.
The Severance Plan also contains restrictive covenants applicable to the named executive officers, including a perpetual confidentiality covenant; a non-compete that applies during employment and for a number of years thereafter equal to the Severance Multiple; a non-solicit of our employees, clients, customers, suppliers, consultants, or other business relations that applies during employment and for two years thereafter; and a perpetual non-disparagement covenant.
Under the Severance Plan, any of the following events would generally constitute a “change in control” (excluding the Business Combination and any transactions with Monocle, Leonard Green & Partners, L.P., and their respective Affiliates):

•
an acquisition by any individual, entity, or group of beneficial ownership of more than 50% of AerSale’s then outstanding shares of common stock or combined voting power of then outstanding voting securities entitled to vote generally in the election of directors;

•
during any period of 12 months, a change in the composition of a majority of our Board that is not supported by two-thirds of the incumbent directors (excluding for this purpose any directors that are initially elected or nominated as a result of an actual or threatened election contest or proxy contest);

•
a merger or consolidation of our company with any other company, other than a transaction that would result in our voting securities outstanding immediately prior to the transaction continuing to represent more than 50% of the combined voting power of the voting securities of our or the surviving entity outstanding immediately after the transaction;

•
the sale, transfer, or other disposition of all or substantially all our assets and our subsidiaries’ assets (taken as a whole); or

•
the date of a complete liquidation or dissolution of our company.

In the event that any payments made in connection with a change in control or termination would be subjected to the excise tax imposed by Section 4999 of the Code, the payments to the named executive officers would be reduced to the maximum amount that can be paid under the Code without the imposition of an excise tax under Section 4999 of the Code, but only if such reduction provides a higher benefit on an after-tax basis to the named executive officers.
Director Compensation
Prior to the Closing, we did not pay compensation to any of our non-employee directors. Messrs. Finazzo and Nichols, who serve as both executive officers and directors, did not receive any additional compensation for their service on our Board.
Following the Closing, our non-employee directors will be entitled to annual compensation comprised of $50,000 cash retainers, with additional cash retainers of $25,000 for the director serving as Lead Independent Director and $25,000 for the director serving as chair of the Audit Committee. Each non-employee director will also receive an annual equity grant with a grant date value equal to $60,000.
Post-Combination Company Executive and Director Compensation
In addition, certain of our employees, including the named executive officers, are expected to receive equity grants under the Incentive Plan following the Business Combination in order to promote retention and incentivize such individuals to achieve long-term business objectives of the post-combination company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following includes a summary of transactions since January 1, 2017 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control, and other arrangements, which are described under the section entitled “Executive Compensation.”
Indemnification Under Certificate of Incorporation and Bylaws; Indemnification Agreements
Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty.
We have also entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.
Policy Regarding Related Party Transactions
Our code of ethics requires us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving us.
In addition, our audit committee, pursuant to our Charter, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of our audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of our entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of our audit committee will be required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
Our audit committee reviews on a quarterly basis all payments that were made to our officers or directors or their Affiliates.

PRINCIPAL SECURITYHOLDERS
The following table sets forth information known to the Company regarding the beneficial ownership of the common stock as of September 30, 2020, after giving effect to the closing of the Mergers and the transactions contemplated thereby, by:
•
each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of the common stock;

•
each current named executive officer and director of the Company; and

•
all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership percentages set forth in the table below are based on 42,128,594 shares of common stock issued and outstanding as of September 30, 2020, after giving effect to the closing of the Merger and the transactions contemplated thereby, and do not take into account the issuance of any shares of common stock upon the exercise of warrants to purchase up to shares of common stock that remain outstanding.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock and preferred stock.
	Beneficial Ownership
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage
Directors and Officers
Nicolas Finazzo	2,022,140(2)	4.93%
Robert B. Nichols	2,022,140(3)	4.93%
Martin Garmendia	4,730	*
Basil Barimo	32,372	*
Craig Wright	24,493	*
Iso Nezaj	24,200	*
Gary Jones	—	*
Eric J. Zahler	1,992,219(4)(5)	4.78%
Sai S. Devabhaktuni	1,992,219(4)(5)	4.78%
Richard J. Townsend	1,992,219(4)(5)	4.78%
C. Robert Kehler	15,000	*
Jonathan Seiffer	26,050,506(6)	63.47%
Peter Nolan	—(7)	*
Michael Kirton	26,050,506(6)	63.47%
All Directors and Officers as a Group (14 individuals)
Greater than 5% Stockholders	33,187,800	77.24%
Green Equity Investors V, L.P., Green Equity Investors Side V, L.P. and LGP Parts Coinvest LLC	26,050,506(6)	63.47%
George P. Bauer Revocable Trust, dated 7/20/1990	4,022,529(8)	9.8%

*
Less than 1%.

(1)
Unless otherwise noted, the business address of each of the following individuals is 121 Alhambra Plaza, Suite 1700, Coral Gables, Florida 33134.

(2)
Represents shares of our common stock held by Enarey, L.P. Nicolas Finazzo is the sole member and manager of Enarey, LLC, the sole general partner of Enarey, L.P. Accordingly, all of the shares held by Enarey, L.P. may be deemed to be beneficially held by Mr. Finazzo. Mr. Finazzo disclaims beneficial ownership of such securities.

(3)
Represents shares of our common stock held by ThoughtValley LLP Robert B. Nichols is the sole member and manager of ThoughtValley, LLC, the sole general partner of ThoughtValley LLP. Accordingly, all of the shares held by ThoughtValley LLP. may be deemed to be beneficially held by Mr. Nichols. Mr. Nichols disclaims beneficial ownership of such securities.

(4)
Represents shares of our common stock held by Monocle’s sponsor, Monocle Partners, LLC (the “Sponsor”). Eric J. Zahler, Sai S. Devabhaktuni, and Richard J. Townsend are managers of the Sponsor. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Messrs. Zahler, Devabhaktuni, and Townsend. Each of Messrs. Zahler, Devabhaktuni, and Townsend disclaims beneficial ownership of such securities. The address for Monocle Partners, LLC is 750 Lexington Avenue, Suite 1501, New York, New York 10022.

(5)
The interests shown consist of 1,368,385 shares of our common stock (including 656,250 shares subject to vesting pursuant to the Amended and Restated Founder Shares Agreement, under which the Sponsor retained the right to vote prior to vesting) and 623,834 shares of our common stock issuable upon the exercise of 623,834 Company Warrants held by the Sponsor with an exercise price of $11.50 per share. The Company Warrants are exercisable within 60 days.

(6)
Represents shares of our common stock held by Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P. (collectively, the “Green Funds”) and LGP Parts Coinvest LLC (“Parts Coinvest”). Voting and investment power with respect to the shares held by the Green Funds and Parts Coinvest is shared. Voting and investment power may also be deemed to be shared with certain affiliated entities and investors of such persons. Messrs. Seiffer and Kirton may be deemed to share voting and investment power with respect to such shares due to their positions or relationships with affiliates of the Green Funds, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the foregoing entities’ and individuals’ address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(7)
The address for Mr. Nolan is c/o Nolan Capital, Inc., 58 11th Street, Hermosa Beach, CA 90254.

(8)
The interests shown consist of 2,125,000 shares of our common stock and 1,897,529 shares of our common stock issuable upon the exercise of 2,103,690 Company Warrants held by the George P. Bauer Revocable Trust, dated 7/20/1990 (the “Bauer Trust”), with an exercise price of $11.50 per share. The Company Warrants are exercisable within 60 days. The Bauer Trust is the holder of a total of 3,800,000 Company Warrants, but has exercised a provision under the Warrant Agreement pursuant to which the Bauer Trust does not have the right to exercise any Company Warrants held by it to the extent that after giving effect to such exercise it would beneficially own more than 9.8% of the shares of Common Stock outstanding immediately after giving effect to such exercise. The address for the George P. Bauer Revocable Trust, dated 7/20/1990 is 499 Silvermine Rd, New Canaan, Ct 06840.

SELLING STOCKHOLDERS
The Selling Stockholders acquired the shares of our common stock from us in private offerings pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act in connection with a private placement concurrent with the business combination. Pursuant to the Subscription Agreements, we agreed to file a registration statement with the SEC for the purposes of registering for resale the shares of our common stock issued to the Selling Stockholders pursuant to the Subscription Agreements.
Except as set forth in the footnotes below, the following table sets forth, based on written representations from the Selling Stockholders, certain information as of January 14, 2021, regarding the beneficial ownership of our common stock by the Selling Stockholders and the shares of common stock offered by the Selling Stockholders. The applicable percentage ownership of common stock is based on approximately 42,128,594 shares of common stock outstanding as of January 14, 2021. Information with respect to shares of common stock owned beneficially after the offering assumes the sale of all of the shares of common stock offered and no other purchases or sales of our common stock. The Selling Stockholders may offer and sell some, all or none of their shares of common stock.
We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Stockholders have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Stockholders, no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer.
Name of Selling Stockholder	Common Stock Beneficially Owned Prior to Offering	Number of Warrants	Number of Shares of Common Stock Being Offered(1)	Number of Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
					Number	Percent
Alyeska Master Fund, L.P.(2)	750,000		750,000		—	—
Basil Barimo(3)	32,372		32,372		—	—
C. Robert Kehler(3)	15,000		15,000		—	—
Cadwalader, Wickersham & Taft LLP(5)	125,000		125,000		—	—
Calm Waters Partnership(2)	62,500		62,500		—	—
Charles McDonald(3)	740		740		—	—
Cowen Investments II LLC(6)(7)(8)	409,970	126,166	409,970		—	—
Chardan Capital Markets(3)(9)	8,750		8,750		—	—
CVI Investments, Inc.(2)	312,500		312,500		—	—
Don Manvel(3)	15,000		15,000		—	—
Enarey LLP(10)(11)(12)	2,022,140		2,022,140		—	—
Enrique Pizzi(3)	753		753		—	—
Florida Growth Fund LLC(3)	1,183,591		1,183,591		—	—
Frederick Craig Wright(3)	24,493		24,493		—	—
George P. Bauer Revocable Trust(2)(13)	5,925,000	3,800,000	5,925,000		—	—
Graham Growth Partners LP(2)	116,875		116,875		—	—
Graham Institutional Partners LP(2)	386,375		386,375		—	—
Graham Partners LP(2)	59,250		59,250		—	—
Green Equity Investors Side V, L.P.(3)(14)	6,007,654		1,802,296		4,205,358	10.0%
Green Equity Investors V, L.P.(3)(14)	20,027,681		6,008,304		14,019,377	33.3%
Greenberg Traurig, LLP(5)	9,935		9,935		—	—
Iso Nezaj(3)	24,200		24,200		—	—
John Pescatore(3)	15,000		15,000		—	—

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to Offering	Number of Warrants	Number of Shares of Common Stock Being Offered(1)	Number of Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
					Number	Percent
Kevin Hill(3)	502		502		—	—
LGP Parts CoInvest LLC(3)(14)	15,171		4,551		10,620	*
LMK Capital Management LLC(2)	125,000		125,000		—	—
Martin Garmendia(3)	4,730		4,730		—	—
Monocle Partners, LLC(15)(16)(17)	1,992,219	623,834	1,992,219		—	—
MYDA Advantage, LP(2)	250,000		250,000		—	—
MYDA SPAC Select, LP(2)	250,000		250,000		—	—
Peter Grosskopf(2)	31,250		31,250		—	—
Peter Stalker III Living Trust(2)	12,500		12,500		—	—
PJT Partners LP(4)(18)	113,751		113,751		—	—
Rangeley Capital Partners, LP(2)	72,500		72,500		—	—
Rangeley Capital Partners II, LP(2)	52,500		52,500		—	—
Rangeley Capital Special Opportunties Fund, LP(2)	18,750		18,750		—	—
Ronald Wolf(3)	12,826		12,826		—	—
Sprott Focus Trust(2)	1,500,000		1,500,000		—	—
Tech Opportunities LLC(2)	262,500		262,500		—	—
ThoughtValley LLP(10)(12)(17)	2,022,140		2,022,140		—	—
Tsukamoto-Weissman 2011 Trust(2)	100,000		100,000		—	—
The Anthony H. Pasarow Living Trust(2)	12,500		12,500		—	—
Vanessa Russi-Machado(3)	3,687		3,687		—	—
Walleye Opportunities Master Fund Ltd.(2)(20)	732,311	518,811	312,500		—	—
Total Shares	44,476,116	5,068,811	26,983,261		18,235,355	43.3%

*
Less than 1%

(1)
The amounts set forth in this column are the number of shares of Common Stock that may be offered by each Selling Stockholder using this prospectus. These amounts do not represent any other shares of our common stock that the Selling Stockholder may own beneficially or otherwise.

(2)
Received such shares in connection with Private Placements pursuant to the Subscription Agreements.

(3)
Received such shares as Merger Consideration.

(4)
Received such shares as consideration for advisory and placement services rendered in connection with the Business Combination.

(5)
Received such shares in lieu of fees for professional services in connection with the Business Combination.

(6)
Received 216,894 shares in exchange for Monocle Common Stock rendered in connection with the Business Combination.

(7)
Received 105,001 shares as consideration for advisory and placement services rendered in connection with the Business Combination pursuant to the Issuance Agreement.

(8)
As the sole member of Cowen Investments II LLC, RCG LV Pearl LLC may be deemed to beneficially own the securities owned directly by Cowen Investments II LLC. As the sole member of of RCG LV Pearl LLC, Cowen Inc. may be deemed to beneficially own the securities owned directly by Cowen Investments II LLC. As Chief Executive Officer of Cowen Inc., Mr. Solomon may be deemed to beneficially own the securities owned directly by Cowen Investments II LLC. Shares of common stock held and being offered include (i) 283,804 shares of common stock and (ii) 126,116 shares of common stock underlying warrants. Cowen Investments II LLC is an affiliate of Cowen and Company, LLC, a registered broker-dealer (and FINRA member).
(9)
Chardan Capital Markets is a registered broker-dealer (and FINRA member).

(10)
Nicolas Finazzo is the sole member and manager of Enarey, LLC, the sole general partner of Enarey, L.P. Accordingly, all of the shares held by Enarey, L.P. may be deemed to be beneficially held by Mr. Finazzo. Mr. Finazzo disclaims beneficial ownership of such securities.

(11)
Received 1,522,140 shares in connection with Private Placements pursuant to the Subscription Agreements.

(12)
Received 500,000 shares as Merger Consideration.

(13)
Shares of common stock held and being offered include (i) 2,125,000 shares of common stock and (ii) 3,800,000 shares of common stock underlying warrants.

(14)
Voting and investment power with respect to the shares held by Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P. (collectively, the “Green Funds”) and LGP Parts Coinvest LLC (“Parts Coinvest”) is shared. Voting and investment power may also be deemed to be shared with certain affiliated entities and investors of such persons. Messrs. Seiffer and Kirton may be deemed to share voting and investment power with respect to such shares due to their positions or relationships with affiliates of the Green Funds, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein

(15)
Received such shares in exchange for Monocle Common Stock rendered in connection with the Business Combination pursuant to the Amended and Restated Merger Agreement.

(16)
Eric J. Zahler, Sai S. Devabhaktuni, and Richard J. Townsend are managers of Monocle Partners, LLC. Accordingly, all of the shares held by the Monocle Partners, LLC may be deemed to be beneficially held by Messrs. Zahler, Devabhaktuni, and Townsend. Each of Messrs. Zahler, Devabhaktuni, and Townsend disclaims beneficial ownership of such securities.

(17)
Shares of common stock held and being offered include (i) 1,368,385 shares of common stock and (ii) 623,834 shares of common stock underlying warrants.

(18)
PJT Partners LP is a registered broker-dealer (and FINRA member).

(19)
Robert B. Nichols is the sole member and manager of ThoughtValley, LLC, the sole general partner of ThoughtValley LLP. Accordingly, all of the shares held by ThoughtValley LLP. may be deemed to be beneficially held by Mr. Nichols. Mr. Nichols disclaims beneficial ownership of such securities.

(20)
Shares of common stock held and being offered includes (i) 312,500 shares of common stock and (ii) 518,811 shares of common stock underlying warrants.

Certain Relationships with Selling Stockholders
In connection with the consummation of the Business Combination and pursuant to the Amended and Restated Merger Agreement, (i) (a) immediately prior to the First Merger each issued and outstanding unit of Monocle, if not already detached, was detached and the holder thereof was deemed to hold one share of Monocle Common Stock, and one Monocle Warrant, (b) pursuant to the First Merger each issued and outstanding share of Monocle Common Stock was exchanged on a one-for-one basis for a share of our common stock, par value $0.0001 per share, and (c) pursuant to the First Merger each outstanding Monocle Warrant was converted into and became the right to receive a warrant to purchase our common stock, exercisable for an equal number of shares of our common stock on the existing terms and conditions of such Monocle Warrant, and (ii) pursuant to the Second Merger, we directly acquired AerSale Aviation for aggregate consideration of $317,156,260, consisting of approximately $13,050,861 in cash and 30,410,540 shares of our common stock.
Under the Amended and Restated Merger Agreement, the AerSale Aviation Stockholders had the right to elect to receive all of their Merger Consideration in the form of our common stock. Each Electing Holder submitted elections to receive all of their Merger Consideration in the form of our common stock. Pursuant to the Amended and Restated Merger Agreement, the cash portion of the Merger Consideration that would have been payable to the Electing Holders was divided pro rata among all AerSale Aviation Stockholders that did not elect to receive all of their Merger Consideration in the form of our common stock. The

Electing Holders also received, on a pro rata basis based on the number of shares of AerSale Aviation’s common stock held by all Electing Holders, an additional 215,626 shares of our common stock in the aggregate at the Closing.
Holders of AerSale Aviation’s common stock and holders of AerSale Aviation’s in-the-money stock appreciation rights also received a contingent right to receive up to 3,000,000 Earnout Shares, with 1,500,000 of such Earnout Shares issuable if the closing sale price per share of our common stock is greater than the Minimum Target, and the remaining 1,500,000 of such Earnout Shares issuable if the closing sale price per share of our common stock is greater than the Maximum Target, in each case on or prior to the fifth anniversary of the Closing. The Electing Holders also received a contingent right to receive up to 646,875 additional shares of our common stock in the aggregate, with 323,438 of such shares issuable at the Minimum Target and the remaining 323,437 of such shares issuable at the Maximum Target, in each case on or prior to the fifth anniversary of the Closing. We, along with Monocle and the AerSale Aviation Stockholders also entered into the Letter Agreement, pursuant to which the we agreed to increase the amount of additional contingent consideration that the Electing Holders are entitled to receive by 100,000 additional shares of our common stock in the aggregate, with 50,000 of such shares issuable at the Minimum Target and the remaining 50,000 of such shares issuable at the Maximum Target, in each case on or prior to the fifth anniversary of the Closing.
On December 16, 2020, we, along with Monocle, Merger Sub 1, Merger Sub 2, AerSale, and solely in its capacity as the initial Holder Representative, Leonard Green, entered into Amendment No. 1 to the Amended and Restated Merger Agreement to reflect a revised tax withholding procedure with respect to the settlement of AerSale’s outstanding SAR awards, pursuant to which (i) cash payments to the SAR holders were reduced in satisfaction of applicable withholding taxes, and then (ii) to the extent that the reduction of such cash payments were insufficient to satisfy such taxes, the remainder of the withholding taxes were paid by the applicable holders via a “net settlement” procedure whereby the we will withhold a number of shares of our common stock from each SAR holder that would otherwise be delivered in settlement of such SARs pursuant to the Amended and Restated Merger Agreement with a value equal to any remaining withholding taxes.
Concurrently with the execution of the Amended and Restated Merger Agreement, we, along Monocle, Monocle’s founders, the Founders and AerSale Aviation an entered into an amended and restated founder shares agreement, which was amended by the Amended and Restated Founder Shares Agreement, pursuant to which the Founders forfeited an aggregate of 3,470,312 shares of Monocle Common Stock at Closing, with 842,188 Remaining Founder Shares. The Founders also agreed to defer the vesting of an aggregate of 700,000 Unvested Founder Shares, half of which will vest at such time as the Minimum Target and the other half of which will vest at the Maximum Target. The Unvested Founder Shares will also vest upon the occurrence of a Liquidity Event (as defined in the Amended and Restated Founder Shares Agreement) on or prior to the fifth anniversary of the date of the Amended and Restated Founder Shares Agreement, solely to the extent the Liquidity Event Consideration (as defined in the Amended and Restated Founder Shares Agreement) is greater than $13.50, in which case half of the Unvested Founder Shares which will vest, or $15.00, in which case the other half of the Unvested Founder Shares will also vest. Pursuant to the Amended and Restated Founder Shares Agreement, the holders of the Unvested Founder Shares have retained the right to vote such Unvested Founder Shares prior to vesting. Unvested Founder Shares that have not vested on or prior to the fifth anniversary of the Closing Date will be forfeited.
In connection with the Amended and Restated Merger Agreement, immediately prior to the Closing, we consummated the Private Placements pursuant to the Subscription Agreements, each dated December 16, 2020, with the Investors, pursuant to which we issued and sold an aggregate of 7,612,500 shares of our common stock for a total purchase price of $60.5 million. We also issued shares in lieu of fees for professional services to certain advisors of Monocle in connection with the closing of the Business Combination pursuant to Issuance Agreements, each dated December 16, 2020. Pursuant to such Issuance Agreements, a portion of certain fees payable by Monocle in connection with the Business Combination were waived in exchange for an aggregate number of shares of our common stock equal to 362,437.

DESCRIPTION OF OUR SECURITIES
The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Certificate of Incorporation, the Bylaws and the warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge to you reach each of the Certificate of Incorporation, the Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.
General
Our Charter authorizes it to issue up to 200,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
Dividend rights
Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time-to-time by our Board out of legally available funds.
Voting rights
Each holder of our common stock is entitled to one vote for each share on all matters properly submitted to a vote of the our Stockholders, including the election of directors. Our Stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of our directors.
Liquidation
Subject to applicable Law, the rights, if any, of the holders of any outstanding series of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of our debts and other liabilities, the holders of shares of our common stock will be entitled to receive all our remaining assets available for distribution to our stockholders, ratably in proportion to the number of shares of our common stock held by them.
Rights and preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Preferred Stock
Our Board has the authority, without further action by the our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. No shares of preferred stock are outstanding.
Warrants
Public Stockholders’ Warrants
Each warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time. The warrants will expire at 5:00 p.m.,

New York City time, on the fifth anniversary of the completion of the Business Combination, or earlier upon redemption or liquidation.
Holders of our warrants cannot pay cash to exercise their warrants unless we have an effective and current registration statement covering the issuance of the shares underlying such warrants and a current prospectus relating thereto. Notwithstanding the foregoing, if a registration statement covering the issuance of the shares issuable upon exercise of the Warrants is not effective within 90 days from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement or a current prospectus, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the Warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. In addition, any Warrants held by Cowen will not be exercisable more than five years from the effective date of the registration statement of which this prospectus forms a part.
Once the Warrants become exercisable, we may redeem the outstanding warrants (excluding the warrants held by Cowen):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30 day redemption period; and

•
if, and only if, the last reported sale price of our common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the Warrants unless a registration statement under the Securities Act covering the issuance of the shares underlying the warrants to be so redeemed is then effective and a current prospectus relating to those shares is available throughout the 30 day redemption period, except if the Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder may exercise his, her or its Warrants prior to the scheduled redemption date. However, the price of the shares of our common stock may fall below the $18.00 trigger price (as adjusted) as well as the $11.50 exercise price (as adjusted) after the redemption notice is issued.
The redemption criteria for the Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.
If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise its warrants to do so on a “cashless basis.” In making such determination, our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our Stockholders of issuing the maximum number of warrant shares issuable upon exercise of outstanding Warrants. In such event, the holder would pay the exercise price by surrendering the warrants for that number of shares of our common stock equal to the quotient obtained by dividing (x) the product of the number of warrant shares underlying the Warrants to be so exercised, and the difference between the exercise price of the Warrants and the fair market value by (y) the fair market value.
A holder of a Warrants may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s Affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of our common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of our common stock is increased by a stock dividend payable in shares of our common stock, or by a split-up of shares of our common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of our common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of our common stock. A rights offering to holders of our common stock entitling holders to purchase shares of our common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of our common stock equal to the product of (i) the number of shares of our common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for our common stock) multiplied by (ii) one minus the quotient of (x) the price per share of our common stock paid in such rights offering divided by (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for our common stock, in determining the price payable for our common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of our common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of our common stock on account of such shares of our common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our common stock in respect of such event.
If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of our common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of our common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of our common stock.
Whenever the number of shares of our common stock purchasable upon the exercise of the Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of our common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of our common stock (other than those described above or that solely affects the par value of such shares of our common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of our common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrants will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender or exchange has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any Affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such Affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of our common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a our Stockholder if such our Warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the our common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the our Stockholders in such a transaction is payable in the form of our common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
Private Placement Warrants
The Founders purchased 717,500 private units at a price of $10.00 per unit for an aggregate purchase price of $7,175,000 in a private placement that occurred prior to the IPO. The Warrants received by the Founders at the effective time of the First Merger (including the our common stock issuable upon exercise of the Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (subject to limited exceptions to our officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees. The Founders, or their permitted transferees, has the option to exercise these warrants on a cashless basis. Except as described below, these warrants have terms and provisions that are identical to those of the publicly held Warrants, including as to exercise price, exercisability and exercise period. If these warrants are held by holders other than the Founders or its permitted transferees, these warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.
The private Warrants will be identical to the publicly held Warrants underlying the units being offered by this prospectus except that such private Warrants will be exercisable for cash (even if a registration statement covering the issuance of the warrant shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the Founders or their Affiliates.
Exclusive Venue
Our Charter, provides that, to the fullest extent permitted by Law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel; provided that the exclusive forum provision will not apply to (i) suits brought to enforce any liability or duty created by the Exchange Act, (ii) any other claim for which the federal courts have exclusive jurisdiction, (iii) any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (iv) any claim which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (v) any claim for which the Court of Chancery does not have subject matter jurisdiction. Furthermore, our Charter provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our Stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Limitations on Liability and Indemnification of Officers and Directors
Our Charter and Bylaws provide that that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Charter provides that our directors will not be personally liable for monetary damages to us or our Stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our Stockholders, acted in bad faith, knowingly or intentionally violated the Law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.
Our Bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in certain circumstances and insures us against our obligations to indemnify our officers and directors.
These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our Stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
Certain Anti-Takeover Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws
We have opted out of Section 203 of the DGCL. However, our Charter contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:
•
prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 662∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s Affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because our Stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our Charter provides that our sponsor and its respective Affiliates, any of their respective direct or indirect transferees of at least 15% of our outstanding Common Stock and any group as to which such persons are party to, do not constitute “interested stockholders” for purposes of this provision.
In addition, the our Charter does not provide for cumulative voting in the election of directors. Our Board is empowered to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death, or removal of a director in certain circumstances.
Our authorized Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Transfer Agent and Registrar and Warrant Agent
The transfer agent and registrar for our common stock and warrant agent is Continental Stock Transfer & Trust Company.
Stock Exchange
Our common stock and warrants currently trade on the Nasdaq Global Select Market under the symbols “ASLE” and “ASLEW”, respectively.

PLAN OF DISTRIBUTION
The Selling Stockholders, which as used herein includes donees, pledgees, transferees, distributees or other successors-in-interest selling shares of our common stock or warrants or interests in our common stock or warrants received after the date of this prospectus from the Selling Stockholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their shares of common stock or warrants or interests in our common stock or warrants on any stock exchange, market or trading facility on which shares of our common stock or warrants, as applicable, are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
We are required to pay all fees and expenses incident to the registration of the shares of our common stock to be offered and sold pursuant to this prospectus.
We will not receive any of the proceeds from the sale of the securities by the Selling Stockholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the Selling Stockholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Stockholders. The shares of common stock beneficially owned by the Selling Stockholders covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The term “Selling Stockholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Stockholders may sell their shares by one or more of, or a combination of, the following methods:
•
purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•
ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
an over-the-counter distribution in accordance with the rules of NASDAQ;

•
through trading plans entered into by a Selling Stockholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•
to or through underwriters or broker-dealers;

•
in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•
in privately negotiated transactions;

•
in options transactions;

•
through a combination of any of the above methods of sale; or

•
any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Selling

Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of common stock in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of shares of common stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares of common stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A Selling Stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Stockholder or borrowed from any Selling Stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling S Stockholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.
In offering the shares covered by this prospectus, the Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS
The validity of any securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP.
EXPERTS
The consolidated financial statements of AerSale Corp. as of an for the years ended December 31, 2019 and 2018 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
The financial statements as of December 31, 2019, for the year ended December 31, 2019 the period from August 20, 2018 (inception) to December 31, 2019 of Monocle Acquisition Corporation appearing in this prospectus and registration statement have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report thereon and included in this prospectus and registration statement, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Advantage’s SEC filings, including this prospectus, over the Internet at the SEC’s website at http://www.sec.gov.
Our website address is www.AerSale.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
Monocle Acquisition Corporation
Opinion on the Financial Statement
We have audited the accompanying consolidated balance sheets of Monocle Acquisition Corporation (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2019 and for the period from August 20, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from August 20, 2018 (inception) through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by November 11, 2020, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2018.
New York, New York
March 2, 2020

MONOCLE ACQUISITION CORPORATION
CONSOLIDATED BALANCE SHEETS
	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$319,399	$41,093
Prepaid income taxes	134,955	–
Prepaid expenses	73,958	–
Total Current Assets	528,312	41,093
Deferred offering costs	–	376,407
Cash and marketable securities held in Trust Account	176,625,548	–
Total Assets	$177,153,860	$417,500
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$504,902	$451
Accrued offering costs	–	242,500
Promissory note – related party	–	150,000
Total Current Liabilities	504,902	392,951
Commitments and Contingencies
Common stock subject to possible redemption, 16,994,946 shares at $10.10 per share at December 31, 2019	171,648,955	–
Stockholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 and 1,000,000 shares authorized at December 31, 2019 and 2018, respectively, none issued and outstanding	–	–
Common stock, $0.0001 par value; 200,000,000 and 100,000,000 shares authorized at December 31, 2019 and 2018, respectively; 5,285,054 and 4,312,500 shares issued and outstanding (excluding 16,994,946 and no shares subject to possible redemption) at December 31, 2019 and 2018, respectively	529	431
Additional paid-in capital	4,036,415	24,569
Retained earnings (Accumulated deficit)	963,059	(451)
Total Stockholders’ Equity	5,000,003	24,549
Total Liabilities and Stockholders’ Equity	$177,153,860	$417,500
The accompanying notes are an integral part of the consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31, 2019	For the Period from August 20, 2018 (inception) Through December 31, 2018
Operating costs	$1,573,512	$451
Loss from operations	(1,573,512)	(451)
Other income
Interest income	3,164,817	–
Income (loss) before provision for income taxes	1,591,305	(451)
Provision for income taxes	(627,795)	–
Net income (loss)	$963,510	$(451)
Weighted average shares outstanding of redeemable common stock, basic and diluted	17,250,000	–
Basic and diluted net income per common share, redeemable common stock	$0.14	$–
Weighted average shares outstanding of non-redeemable common stock, basic and diluted	4,947,438	3,750,000(1)
Basic and diluted net loss per common share, non-redeemable common stock	$(0.28)	$(0.00)

(1)
Excluded an aggregate of up to 562,500 shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of the consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
	Common Stock		Additional Paid-in capital	Retained earnings/ (Accumulated deficit)	Total Stockholders’ Equity
	Shares	Amount
Balance – August 20, 2018 (inception)	–	$–	$–	$–	$–
Issuance of common stock to the Founders(1)	4,312,500	431	24,569	–	25,000
Net loss	–	–	–	(451)	(451)
Balance – December 31, 2018	4,312,500	431	24,569	(451)	24,549
Sale of 17,250,000 Units, net of underwriting discounts and offering costs	17,250,000	1,725	168,484,174	–	168,485,899
Sale of 717,500 Private Units	717,500	72	7,174,928	–	7,175,000
Common stock subject to possible redemption	(16,994,946)	(1,699)	(171,647,256)	–	(171,648,955)
Net income	–	–	–	963,510	963,510
Balance – December 31, 2019	5,285,054	$529	$4,036,415	$963,059	$5,000,003

(1)
Included an aggregate of up to 562,500 shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of the consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31, 2019	For the Period from August 20, 2018 (inception) Through December 31, 2018
Cash Flows from Operating Activities:
Net income (loss)	$963,510	$(451)
Adjustments to reconcile net (loss) income to net cash and cash equivalents used in operating activities:
Interest earned on marketable securities held in Trust Account	(3,164,817)	–
Changes in operating assets and liabilities:
Prepaid income taxes	(134,955)	–
Prepaid expenses	(73,958)	–
Accrued expenses	504,451	451
Net cash and cash equivalents used in operating activities	(1,905,769)	–
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(174,225,000)	–
Cash withdrawn from Trust Account	764,269	–
Net cash and cash equivalents used in investing activities	(173,460,731)	–
Cash Flows from Financing Activities:
Proceeds from issuance of common stock to the Founders	–	25,000
Proceeds from sale of Units, net of underwriting discounts paid	169,050,000	–
Proceeds from sale of Private Units	7,175,000	–
Proceeds from promissory note – related party	70,000	150,000
Repayment of promissory note – related party	(220,000)	–
Payment of offering costs	(430,194)	(133,907)
Net cash and cash equivalents provided by financing activities	175,644,806	41,093
Net Change in Cash and Cash Equivalents	278,306	41,093
Cash and cash equivalents – Beginning	41,093	–
Cash and cash equivalents – Ending	$319,399	$41,093
Supplemental cash flow information:
Cash paid for income taxes	$762,750	$–
Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption as of February 11, 2019, the date of the Initial Public Offering	$170,685,445	$–
Change in value of common stock subject to possible redemption from February 11, 2019 through December 31, 2019	$963,510	$–
Deferred offering costs included in accrued offering cost	$–	$242,500
The accompanying notes are an integral part of the consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Monocle Acquisition Corporation (the “Company”) was incorporated in Delaware on August 20, 2018. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses (the “Business Combination”).
Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the aerospace and defense, industrial, and technology and telecommunication sectors. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2019, the Company had not commenced any operations. All activity for the period from August 20, 2018 (inception) through December 31, 2019 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination and activities in connection with the proposed acquisition of AerSale Corp. (see Note 6). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on marketable securities held after the Initial Public Offering.
The Company’s subsidiaries are comprised of Monocle Holdings Inc., a wholly owned subsidiary of the Company and a Delaware corporation (“NewCo”), Monocle Merger Sub 1 Inc., a wholly owned subsidiary of NewCo and a Delaware corporation (“Merger Sub 1”) and Monocle Merger Sub 2 LLC., a wholly owned subsidiary of NewCo and a Delaware limited liability company (“Merger Sub 2”).
The registration statement for the Company’s Initial Public Offering was declared effective on February 6, 2019. On February 11, 2019, the Company consummated the Initial Public Offering of 17,250,000 units (“Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 717,500 Units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to the Company’s sponsor, Monocle Partners, LLC, a Delaware limited liability company (the “Sponsor”), and Cowen Investments II LLC (“Cowen” and, together with the Sponsor, the “Founders”), generating gross proceeds of $7,175,000, which is described in Note 4.
Transaction costs amounted to $4,014,101, consisting of $3,450,000 of underwriting fees and $564,101 of other offering costs. In addition, $1,480,492 of cash was held outside of the Trust Account (as defined below) and is available for working capital purposes.
Following the closing of the Initial Public Offering on February 11, 2019, an amount of $174,225,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (“Trust Account”) which has been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account to its stockholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially approximately $10.10 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Founders, executive officers and directors (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 5), Private Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The initial stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until November 11, 2020 to complete a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination by November 11, 2020, the Company may, but is not obligated to, extend the period of time to consummate a Business Combination by three months (for a total of 24 months to complete a Business Combination) (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $1,725,000 ($0.10 per Public Share), on or prior to the date of the deadline, for the extension.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period. This mandatory liquidation and subsequent dissolution of the Company if an initial Business Combination is not completed by the close of business on November 11, 2020 raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 11, 2020. In the event of such liquidation, it is possible the per share value of the residual assets remaining available for distribution (including the Trust Account assets) will be less than the offering price per Unit in the Public Offering. Based on the value of the Trust Account at December 31, 2019, the redemption value, after payment of accrued income taxes and other expenses, is greater than $10.10 per share.
The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Founders, executive officers and directors acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.10 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust asset. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern and Liquidity
As of December 31, 2019, the Company had a cash balance of approximately $319,000, which excludes interest income of approximately $2,401,000 from the Company’s investments in the Trust Account which is available to the Company for tax obligations. Through December 31, 2019, the Company has withdrawn approximately $764,000 of interest income from the Trust Account to pay its income and franchise taxes.
Until the consummation of a Business Combination, the Company will be using funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination.

If the Company’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its public shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination.
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a potential transaction. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
In addition, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern.
The liquidity condition and date for mandatory liquidation raise substantial doubt about the Company’s ability to continue as a going concern through November 11, 2020, the scheduled liquidation date of the Company. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Principles of consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging growth company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of money market accounts. As of December 31, 2019, cash equivalents amounted to $176,780. The Company did not have any cash equivalents as of December 31, 2018.
Common stock subject to possible redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2019, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s consolidated balance sheets.
Offering costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $4,014,101 were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2019 and 2018, the Company had a deferred tax asset of approximately $294,000 and $0, respectively, which had a full valuation allowance recorded against it of approximately $294,000 and $0, respectively.

The Company’s currently taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the year ended December 31, 2019, the Company recorded income tax expense of approximately $628,000 primarily related to interest income earned on the Trust Account. The Company’s effective tax rate for the year ended December 31, 2019 was approximately 40%, which differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net income (loss) per common share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 17,967,500 shares of common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive under the treasury stock method.
The Company’s statements of operations include a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted for redeemable common stock is calculated by dividing the interest income earned on the Trust Account (net of applicable franchise and income taxes of approximately $810,000 for the year ended December 31, 2019), by the weighted average number of redeemable common stock outstanding for the period or since original issuance. Net loss per common share, basic and diluted for non-redeemable common stock is calculated by dividing the net income (loss), less income attributable to redeemable common stock, by the weighted average number of non-redeemable common stock outstanding for the period. Non-redeemable common stock includes the Founder Shares and the Private Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):
	Year Ended December 31, 2019	For the Period from August 20, 2018 (inception) Through December 31, 2018
Redeemable Common Stock
Numerator: Earnings allocable to Redeemable Common Stock
Interest Income	$3,164,817	$–
Income and Franchise Tax	$(810,032)	$–
Net Earnings	$2,354,785	$–
Denominator: Weighted Average Redeemable Common Stock
Redeemable Common Stock, Basic and Diluted	17,250,000	–
Earnings/Basic and Diluted Redeemable Common Stock	$0.14	–
Non-Redeemable Common Stock
Numerator: Net Income minus Redeemable Net Earnings
Net Income (Loss)	$963,510	$(451)
Redeemable Net Earnings	$(2,354,785)	$–
Non-Redeemable Net Loss	$(1,391,275)	$(451)
Denominator: Weighted Average Non-Redeemable Common Stock
Non-Redeemable Common Stock, Basic and Diluted (1)	4,947,438	3,750,000
Loss/Basic and Diluted Non-Redeemable Common Stock	$(0.28)	$(0.00)

Note: As of December 31, 2019 and 2018, basic and diluted shares are the same as there are no securities that are dilutive to the Monocle’s common stockholders.
(1)
The weighted average non-redeemable common stock for the year ended December 31, 2019 includes the effect of 717,500 Private Units, which were issued in conjunction with the initial public offering on February 11, 2019.

Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2019 and 2018, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature.
Recently issued accounting standards
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 17,250,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units at $10.00 per Unit. Each Unit consists of one share of common stock and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cowen purchased an aggregate of 717,500 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $7,175,000. The Sponsor purchased 591,334 Private Units and Cowen purchased 126,166 Private Units. Each Private Unit consists of one share of common stock (“Private Share”) and one warrant (each, a “Private Warrant”). Each Private Warrant is exercisable to purchase one share of common stock at a price of $11.50 per share. A portion of the proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
In September 2018, the Founders purchased 5,750,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. The Sponsor and Cowen purchased 5,390,625 and 359,375 Founder Shares, respectively.
In November 2018, the Sponsor transferred to the Company’s independent directors an aggregate of 45,000 Founder Shares for an aggregate purchase price of $195. On November 19, 2018, the Sponsor and Cowen forfeited to the Company, for no consideration, 1,437,500 Founder Shares, of which the Sponsor forfeited 1,347,656 Founder Shares and Cowen forfeited 89,844 Founder Shares. As a result, the Founders now hold 4,312,500 Founder Shares, of which the Sponsor owns 3,997,969 Founder Shares and Cowen owns 269,531 Founder Shares. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would own 20% of the Company’s issued and outstanding shares of common stock after the Initial Public Offering (assuming the initial stockholders did not purchase any Public Shares in the Initial Public Offering and excluding the Private Units). As a result of the underwriters’ election to fully exercise their over-allotment option, 562,500 Founder Shares are no longer subject to forfeiture.
The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until one year after the completion of the Company’s Business Combination. Notwithstanding the foregoing, (1) if the reported last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s Business Combination, or (2) if the Company consummates a liquidation, merger, stock exchange or other similar transaction after the Company’s Business Combination which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, then such securities will be released from these restrictions.
Promissory Note — Related Party
The Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $200,000. The Promissory Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the Initial Public Offering. The Promissory Note was repaid upon the consummation of the Initial Public Offering on February 11, 2019.

Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Founders or an affiliate of the Founders, or certain of the Company’s officers and director may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units. There are no Working Capital Loans outstanding as of December 31, 2019 or 2018.
Related Party Extension Loans
As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination by an additional three months (for a total of 24 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,725,000 ($0.10 per Public Share), on or prior to the date of the applicable deadline. Any such payments would be made in the form of a non-interest bearing, unsecured promissory note. If the Company does not complete a Business Combination, the Company will not repay such loans unless there are funds available outside the Trust Account to do so. The loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, may be converted, in whole or in part, into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete a Business Combination. There were no related party extension loans as of December 31, 2019 or 2018.
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on the February 7, 2019 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space and general and administrative services. For the year ended December 31, 2019, the Company incurred $110,000 in fees for these services.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Registration Rights
Pursuant to a registration rights agreement entered into on February 6, 2019, the holders of the Founder Shares, Private Units (including securities contained therein) and securities that may be issued upon conversion of Working Capital Loans (including securities issued upon conversion of Working Capital Loans) are entitled to registration rights requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. Notwithstanding the foregoing, Cowen may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the registration statement and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Service Provider Agreements
From time to time, the Company has entered into and may enter into agreements with various services providers and advisors, including investment banks, to help the Company identify targets, negotiate terms of potential Business Combinations, consummate a Business Combination and/or provide other services. In connection with these agreements, the Company may be required to pay such service providers and advisors fees in connection with their services to the extent that certain conditions, including the closing of a potential Business Combination, are met. If a Business Combination does not occur, the Company would not expect to be required to pay these contingent fees. There can be no assurance that the Company will complete a Business Combination.
Business Combination Marketing Agreement
The Company engaged the underwriters as advisors in connection with its Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’s attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the potential Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay the underwriters a cash fee for such services upon the consummation of a Business Combination in an amount equal to $6,037,500. No amounts have been recorded as of December 31, 2019 in conjunction with this agreement.
Legal Matters
The Company has engaged a law firm to assist the Company with its legal matters in identifying, negotiating, and consummating a Business Combination, as well as assisting with other legal matters. In the event of a successful Business Combination, the amount of fees to be paid will be agreed upon between the Company and the law firm in light of all the facts and circumstances at that point in time. If a Business Combination does not occur, the Company will not be required to pay this contingent fee. Management is unable to determine the amount of the legal fees to be paid at this time. There can be no assurance that the Company will complete a Business Combination.
Merger Agreement
On December 8, 2019, the Company, NewCo, Merger Sub 1 and Merger Sub 2 (collectively, the “Monocle Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AerSale Corp., a Delaware corporation (“AerSale”), and solely in its capacity as the initial Holder Representative, Leonard Green & Partners, L.P., a Delaware limited partnership.
Pursuant to the Merger Agreement, (a) Merger Sub 1 will be merged with and into the Company, with the Company surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”). The First Merger, the Second Merger and the other transactions contemplated in the Merger Agreement are referred to as the “AerSale Business Combination.” In connection with the AerSale Business Combination, the Company and AerSale will become direct or indirect wholly owned subsidiaries of NewCo, the new public company after the closing of the AerSale Business Combination (the “Closing”).
Under the Merger Agreement and pursuant to the First Merger, (i) all of the issued and outstanding shares of common stock of the Company (“Monocle Common Stock”), will be exchanged on a one-for-one basis for shares of common stock of NewCo, par value $0.0001 per share (“NewCo Common Stock”), (ii) each outstanding and unexercised warrant to purchase Monocle Common Stock will be exchanged on a one-for-one basis for a warrant to purchase NewCo Common Stock, in the same form and on the same terms and conditions as such warrants to purchase Monocle Common Stock, and (iii) each issued and outstanding shares of common stock of Merger Sub 1 will be canceled and converted into and become, on a one-for-one basis, a share of Monocle Common Stock.

Under the Merger Agreement and pursuant to the Second Merger, the holders of issued and outstanding shares of capital stock of AerSale and AerSale in-the-money stock appreciation rights (“SARs”) will receive aggregate consideration equal to $400 million, consisting of (i) $250 million payable in cash (the “Aggregate Cash Consideration”) and (ii) 15,000,000 shares of NewCo Common Stock, valued at $10 per share (i.e., $150 million in the aggregate) (the “Aggregate Common Stock Consideration”). Under certain circumstances, the cash consideration payable at closing may be reduced to not less than $200 million in exchange for the issuance of up to $50 million of 5.00% Series A Convertible Preferred Stock of NewCo, par value $0.0001 per share (“NewCo Convertible Preferred Stock”) to the AerSale stockholders and holders of SARs.
Holders of AerSale common stock, par value $0.01 per share, and SARs will also receive as consideration a contingent right to receive up to 2,500,000 additional shares of NewCo Common Stock in the aggregate, half of which will be issued at such time as the NewCo Common Stock price is greater than $12.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days on or prior to the fifth anniversary of the date of the Closing (the “Closing Date”) and the other half of which will be issued at such time as the NewCo Common Stock price is greater than $14.00 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days on or prior to the fifth anniversary of the Closing Date (collectively, the “Earnout Shares”). The Earnout Shares will also be issued upon the occurrence of a Liquidity Event (as defined in the Merger Agreement), solely to the extent the Liquidity Event Consideration (as defined in the Merger Agreement) is greater than $12.50, in which case half of the Earnout Shares will be issued, or $14.00, in which case the other half of the Earnout Shares will also be issued. Earnout Shares that have not been issued on or prior to the fifth anniversary of the Closing Date will be cancelled.
The AerSale Business Combination will be consummated subject to the deliverables and provisions as further described in the Merger Agreement.
In connection with the proposed AerSale Business Combination, NewCo filed a registration statement on Form S-4 (File No. 333-235766) (the “S-4 Registration Statement”) with the SEC on December 31, 2019, which includes a preliminary proxy statement/prospectus of the Company.
NOTE 7. STOCKHOLDERS’ EQUITY
Preferred Stock — The Company filed an Amended and Restated Certificate of Incorporation in February 2019 such that the Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2019 and 2018, there were no shares of preferred stock issued or outstanding.
Common Stock — The Company filed an Amended and Restated Certificate of Incorporation in February 2019 such that the Company is authorized to issue up to 200,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. At December 31, 2019 and 2018, there were 5,285,054 and 4,312,500 shares of common stock issued and outstanding, excluding 16,994,946 and -0- shares of common stock subject to possible redemption, respectively.
Warrants — The Public Warrants will become exercisable 30 days after the completion of a Business Combination provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. Notwithstanding the foregoing, if a registration statement covering the issuance of the shares issuable upon exercise of the Public Warrants is not effective within 90 days from the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement or a current prospectus, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will the Company be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that the Company is unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. In addition, any Private Warrants held by Cowen will not be exercisable more than five years from the effective date of the registration statement. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
NOTE 8. INCOME TAX
The Company’s net deferred tax assets are as follows:
December 31, 2019
Deferred tax asset
Organizational costs/Startup expenses	$293,621
Total deferred tax asset	293,621
Valuation allowance	(293,621)
Deferred tax asset, net of allowance	$–

The income tax provision consists of the following:
December 31, 2019
Federal
Current	$627,795
Deferred	(293,621)
State
Current	$–
Deferred	–
Change in valuation allowance	293,621
Income tax provision	$627,795
As of December 31, 2019, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2019, the change in the valuation allowance was $293,621.
A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2019 is as follows:
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in valuation allowance	18.5%
Income tax provision	39.5%
The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.
NOTE 9. FAIR VALUE MEASUREMENTS
At December 31, 2019, assets held in the Trust Account were comprised of $176,625,548 in money market funds which are invested in U.S. Treasury Securities. Through December 31, 2019, the Company has withdrawn $764,269 of interest earned on the Trust Account to pay its franchise and income tax obligations.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2019 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2019
Assets:
Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$176,625,548
NOTE 10. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
On January 26, 2020, the Company entered into a commitment letter (the “FILO Commitment Letter”) with NewCo and Veritas Capital Credit Funding, L.P. (“Veritas”), pursuant to which, and subject to the terms and conditions set forth therein, Veritas has committed to provide the Company with a senior secured asset-based “first-in/last-out” term loan with an aggregate commitment of up to $75 million (the “FILO Facility”). The Company intends to use the net proceeds of the FILO Facility to finance a portion of the cash consideration payable in the proposed AerSale Business Combination. The funding of the FILO Facility under the FILO Commitment Letter is contingent upon the satisfaction of customary conditions. The FILO Facility will mature on (a) the fourth anniversary of the Closing Date, or (b) if the scheduled maturity date of the ABL Facility is extended to after the fourth anniversary of the Closing Date, the earlier of (i) the scheduled maturity date of the ABL Facility and (ii) the fifth anniversary of the Closing Date.

MONOCLE ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
	September 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$96,288	$319,399
Prepaid income taxes	100,248	134,955
Prepaid expenses	36,625	73,958
Total Current Assets	233,161	528,312
Marketable securities held in Trust Account	177,053,371	176,625,548
Total Assets	$177,286,532	$177,153,860
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$677,106	$504,902
Promissory note – related party	150,000	—
Total Liabilities	827,106	504,902
Commitments and Contingencies
Common stock subject to possible redemption, 16,976,180 and 16,994,946 shares at $10.10 per share at September 30, 2020 and December 31, 2019, respectively	171,459,418	171,648,955
Stockholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.0001 par value; 200,000,000 shares authorized; 5,303,820 and 5,285,054 shares issued and outstanding (excluding 16,976,180 and 16,994,946 shares subject to possible redemption) at September 30, 2020 and December 31, 2019, respectively	530	529
Additional paid-in capital	4,225,951	4,036,415
Retained earnings	773,527	963,059
Total Stockholders’ Equity	5,000,008	5,000,003
Total Liabilities and Stockholders’ Equity	$177,286,532	$177,153,860
The accompanying notes are an integral part of the condensed consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating costs	$226,480	$666,612	$871,767	$913,438
Loss from operations	(226,480)	(666,612)	(871,767)	(913,438)
Other income
Interest income	16,021	973,838	823,942	2,570,148
(Loss) income before provision for income taxes	(210,459)	307,226	(47,825)	1,656,710
Benefit (provision) for income taxes	7,136	(194,939)	(141,707)	(508,845)
Net (loss) income	$(203,323)	$112,287	$(189,532)	$1,147,865
Weighted average shares outstanding of redeemable common stock, basic and diluted	17,250,000	17,250,000	17,250,000	17,250,000
Basic and diluted net income per common share, redeemable common stock	$0.00	$0.04	0.03	0.11
Weighted average shares outstanding of non-redeemable common stock, basic and diluted	5,030,000	5,030,000	5,030,000	4,919,615
Basic and diluted net loss per common share, non-redeemable common stock	$(0.04)	$(0.12)	$(0.14)	$(0.15)
The accompanying notes are an integral part of the condensed consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020
	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance – January 1, 2020	5,285,054	$529	$4,036,415	$963,059	$5,000,003
Change in value of common stock subject to possible redemption	(21,359)	(3)	(215,723)	—	(215,726)
Net income	—	—	—	215,725	215,725
Balance – March 31, 2020	5,263,695	526	3,820,692	1,178,784	5,000,002
Change in value of common stock subject to possible redemption	19,994	2	201,938	—	201,940
Net loss	—	—	—	(201,934)	(201,934)
Balance – June 30, 2020	5,283,689	$528	$4,022,630	$976,850	$5,000,008
Change in value of common stock subject to possible redemption	20,131	2	203,321	—	203,323
Net loss	—	—	—	(203,323)	(203,323)
Balance – September 30, 2020	5,303,820	$530	$4,225,951	$773,527	$5,000,008
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019
	Common Stock		Additional Paid-in capital	Retained earnings/ (Accumulated deficit)	Total Stockholders’ Equity
	Shares	Amount
Balance – January 1, 2019	4,312,500	$431	$24,569	$(451)	$24,549
Sale of 17,250,000 Units, net of underwriting discounts and offering costs	17,250,000	1,725	168,484,174	—	168,485,899
Sale of 717,500 Private Units	717,500	72	7,174,928	—	7,175,000
Common stock subject to possible redemption	(16,934,802)	(1,693)	(171,039,807)	—	(171,041,500)
Net income	—	—	—	356,058	356,058
Balance – March 31, 2019	5,345,198	535	4,643,864	355,607	5,000,006
Change in value of common stock subject to possible redemption	(67,279)	(7)	(679,511)	—	(679,518)
Net income	—	—	—	679,520	679,520
Balance – June 30, 2019	5,277,919	528	3,964,353	1,035,127	5,000,008
Change in value of common stock subject to possible redemption	(11,118)	(1)	(112,291)	—	(112,292)
Net income	—	—	—	112,287	112,287
Balance – September 30, 2019	5,266,801	$527	$3,852,062	$1,147,414	$5,000,003

The accompanying notes are an integral part of the condensed consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	Nine Months Ended September 30,
	2020	2019
Cash Flows from Operating Activities:
Net (loss) income	$(189,532)	$1,147,865
Adjustments to reconcile net (loss) income to net cash and cash equivalents used in operating activities:
Interest earned on marketable securities held in Trust Account	(823,942)	(2,570,148)
Changes in operating assets and liabilities:
Prepaid income taxes	34,707	(73,905)
Prepaid expenses	37,333	(117,872)
Accounts payable and Accrued expenses	172,204	355,980
Net cash and cash equivalents used in operating activities	(769,230)	(1,258,080)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(174,225,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	396,119	584,269
Net cash and cash equivalents provided by (used in) investing activities	396,119	(173,640,731)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	169,050,000
Proceeds from sale of Private Units	—	7,175,000
Proceeds from promissory note – related party	150,000	70,000
Repayment of promissory note – related party	—	(220,000)
Payment of offering costs	—	(430,194)
Net cash and cash equivalents provided by financing activities	150,000	175,644,806
Net Change in Cash and Cash Equivalents	(223,111)	745,995
Cash and cash equivalents – Beginning	319,399	41,093
Cash and cash equivalents – Ending	$96,288	$787,088
Supplemental cash flow information:
Cash paid for income taxes	$107,000	$582,750
Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption as of February 11, 2019, the date of the Initial Public Offering	$—	$170,685,445
Change in value of common stock subject to possible redemption	$(189,537)	$1,147,865
The accompanying notes are an integral part of the condensed consolidated financial statements.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Monocle Acquisition Corporation (the “Company”) was incorporated in Delaware on August 20, 2018. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses (the “Business Combination”).
Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the aerospace and defense, industrial, and technology and telecommunication sectors. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of September 30, 2020, the Company had not commenced any operations. All activity through September 30, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination and activities in connection with the proposed acquisition of AerSale Corp. (see Note 6). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on marketable securities held after the Initial Public Offering.
The Company’s subsidiaries are comprised of Monocle Holdings Inc., a wholly owned subsidiary of the Company and a Delaware corporation (“NewCo”), Monocle Parent LLC, a wholly owned subsidiary of NewCo and a Delaware limited liability company (“Parent”), Monocle Merger Sub 1 Inc., a wholly owned subsidiary of NewCo and a Delaware corporation (“Merger Sub 1”) and Monocle Merger Sub 2 LLC., a wholly owned subsidiary of Parent and a Delaware limited liability company (“Merger Sub 2”).
The registration statement for the Company’s Initial Public Offering was declared effective on February 6, 2019. On February 11, 2019, the Company consummated the Initial Public Offering of 17,250,000 units (“Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 717,500 Units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to the Company’s sponsor, Monocle Partners, LLC, a Delaware limited liability company (the “Sponsor”), and Cowen Investments II LLC (“Cowen” and, together with the Sponsor, the “Founders”), generating gross proceeds of $7,175,000, which is described in Note 4.
Transaction costs amounted to $4,014,101, consisting of $3,450,000 of underwriting fees and $564,101 of other offering costs. In addition, as of September 30, 2020, cash of $96,288 was held outside of the Trust Account (as defined below) and is available for working capital purposes.
Following the closing of the Initial Public Offering on February 11, 2019, an amount of $174,225,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (“Trust Account”) which has been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account to its stockholders, as described below.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.10 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Founders, executive officers and directors (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 5), Private Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The initial stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
The Company will have until November 11, 2020 to complete a Business Combination (the “Combination Period”) unless stockholders approve of an extension to such date or the Sponsor Extension (as defined below) is effected. If the Company anticipates that it may not be able to consummate a Business Combination by November 11, 2020, the Company may, but is not obligated to, extend the period of time to consummate a Business Combination to February 11, 2021 if the Sponsor, or its affiliates or designees, upon five days advance notice prior to November 11, 2020, deposit into the Trust Account $1,725,000 ($0.10 per Public Share), on or prior to the date of the deadline (the “Sponsor Extension”).
If the Company is unable to complete a Business Combination within the Combination Period, unless stockholders approve of an extension to such date or the Sponsor Extension is effected, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period. In the event of such liquidation, it is possible the per share value of the residual assets remaining available for distribution (including the Trust Account assets) will be less than the offering price per Unit in the Initial Public Offering. Based on the value of the Trust Account at September 30, 2020, the redemption value, after payment of accrued income taxes and other expenses, is greater than $10.10 per share.
The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Founders, executive officers and directors acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.10 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust asset. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Liquidity and Going Concern
As of September 30, 2020, the Company had a cash balance of approximately $96,000, which excludes interest income of approximately $2,828,000 from the Company’s investments in the Trust Account which is available to the Company for tax obligations, and current liabilities of approximately $827,000. Through September 30, 2020, the Company has withdrawn approximately $1,160,000 of interest income from the Trust Account to pay its income and franchise taxes, of which approximately $396,000 was withdrawn during the nine months ended September 30, 2020.
Until the consummation of a Business Combination, the Company will be using funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.
If the Company’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its Public Shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination.
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a potential transaction. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
In addition, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition and date for mandatory liquidation raise substantial doubt about the Company’s ability to continue as a going concern beyond November 11, 2020, the scheduled liquidation date of the Company. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on March 2, 2020, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2019 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The interim results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any future interim periods.
Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of money market accounts.
Common Stock Subject to Possible Redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2020 and December 31, 2019, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheets.
Offering Costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $4,014,101 were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2020 and December 31, 2019, the Company had a deferred tax asset of approximately $445,000 and $294,000, respectively, which had a full valuation allowance recorded against it of approximately $445,000 and $294,000, respectively.
The Company’s currently taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three and nine months ended September 30, 2020, the Company recorded income tax (benefit) expense of approximately ($7,000) and $142,000, and for the three and nine months ended September 30, 2019, the Company recorded income tax expense of approximately $195,000 and $509,000, respectively, primarily related to interest income earned on the Trust Account. The Company’s effective tax rate for the three and nine months ended September 30, 2020 was approximately 3% and (296%), and for the three and nine months ended September 30, 2019 was approximately 64% and 31%, respectively, which differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) Per Common Share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 17,967,500 shares of common stock in the calculation of diluted income (loss) per non-redeemable share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive under the treasury stock method.
The Company’s statements of operations include a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for redeemable common stock is calculated by dividing the interest income earned on the Trust Account (net of applicable franchise and income taxes of approximately $16,000 and $291,700 for the three and nine months ended September 30, 2020, respectively, and $244,900 and $660,400 for the three and nine months ended September 30, 2019, respectively), by the weighted average number of redeemable common stock outstanding for the period or since original issuance. Net loss per common share, basic and diluted for non-redeemable common stock is calculated by dividing the net income (loss), less income attributable to redeemable common stock, by the weighted average number of non-redeemable common stock outstanding for the period. Non-redeemable common stock includes the Founder Shares and the Private Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Redeemable Common Stock
Numerator: Earnings allocable to Redeemable Common Stock
Interest Income	$16,021	$973,838	$823,942	$2,570,148
Income and Franchise Tax	$(16,021)	$(244,939)	$(291,707)	$(660,363)
Net Earnings	$—	$728,899	$532,235	$1,909,785
Denominator: Weighted Average Redeemable Common Stock
Redeemable Common Stock, Basic and Diluted	17,250,000	17,250,000	17,250,000	17,250,000
Earnings/Basic and Diluted Redeemable Common Stock	$0.00	$0.04	$0.03	$0.11
Non-Redeemable Common Stock
Numerator: Net (Loss) Income minus Redeemable Net Earnings
Net (Loss) income	$(203,323)	$112,287	$(189,532)	$1,147,865
Redeemable Net Earnings	$—	$(728,899)	$(532,235)	$(1,909,785)
Non-Redeemable Net Loss	$(203,323)	$(616,612)	$(721,767)	$(145,308)
Denominator: Weighted Average Non-Redeemable Common Stock
Non-Redeemable Common Stock, Basic and Diluted(1)	5,030,000	5,030,000	5,030,000	4,919,615
Loss/Basic and Diluted Non-Redeemable Common Stock	$(0.04)	$(0.12)	$(0.14)	$(0.15)
Note: As of September 30, 2020 and 2019, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s common stockholders.

(1)
The weighted average non-redeemable common stock for the three and nine months ended September 30, 2020 and 2019 includes the effect of 717,500 Private Units, which were issued in conjunction with the Initial Public Offering on February 11, 2019.

Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At September 30, 2020 and December 31, 2019, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed consolidated balance sheets, primarily due to their short-term nature.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Recently issued accounting standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 17,250,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units at $10.00 per Unit. Each Unit consists of one share of common stock and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cowen purchased an aggregate of 717,500 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $7,175,000. The Sponsor purchased 591,334 Private Units and Cowen purchased 126,166 Private Units. Each Private Unit consists of one share of common stock (“Private Share”) and one warrant (each, a “Private Warrant”). Each Private Warrant is exercisable to purchase one share of common stock at a price of $11.50 per share. A portion of the proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
In September 2018, the Founders purchased 5,750,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. The Sponsor and Cowen purchased 5,390,625 and 359,375 Founder Shares, respectively.
In November 2018, the Sponsor transferred to the Company’s independent directors an aggregate of 45,000 Founder Shares for an aggregate purchase price of $195. On November 19, 2018, the Sponsor and Cowen forfeited to the Company, for no consideration, 1,437,500 Founder Shares, of which the Sponsor forfeited 1,347,656 Founder Shares and Cowen forfeited 89,844 Founder Shares. As a result, the Founders now hold 4,312,500 Founder Shares, of which the Sponsor owns 3,997,969 Founder Shares and Cowen owns 269,531 Founder Shares. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would own 20% of the Company’s issued and outstanding shares of common stock after the Initial Public Offering (assuming the initial stockholders did not purchase any Public Shares in the Initial Public Offering and excluding the Private Units). As a result of the underwriters’ election to fully exercise their over-allotment option, 562,500 Founder Shares are no longer subject to forfeiture.
The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until one year after the completion of the Company’s Business Combination. Notwithstanding the foregoing, (1) if the reported last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s Business Combination, or (2) if the Company consummates a liquidation, merger, stock

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
exchange or other similar transaction after the Company’s Business Combination which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, then such securities will be released from these restrictions.
Promissory Note — Related Party
The Company issued an unsecured promissory note (the “IPO Promissory Note”) to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $200,000. The IPO Promissory Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the Initial Public Offering. The IPO Promissory Note was repaid upon the consummation of the Initial Public Offering on February 11, 2019.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Founders or an affiliate of the Founders, or certain of the Company’s officers and director may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units.
On June 24, 2020, the Company entered into convertible unsecured promissory notes with the Founders pursuant to which the Founders agreed to loan the Company up to an aggregate principal amount of $1,500,000 (the “Promissory Notes”). The Promissory Notes are non-interest bearing and due on the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Promissory Notes; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Promissory Notes, the unpaid amounts would be forgiven. Up to $1,500,000 of the Promissory Notes may be converted into units of the post-combination entity at a price of $10.00 per unit at the option of the Founders. The units would be identical to the Private Units. As of September 30, 2020, the outstanding balance under the Promissory Notes amounted to an aggregate of $150,000. As of December 31, 2019, no amounts were outstanding under the Convertible Promissory Notes.
Related Party Extension Loans
As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination by an additional three months (for a total of 24 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,725,000 ($0.10 per Public Share), on or prior to the date of the applicable deadline. Any such payments would be made in the form of a non-interest bearing, unsecured promissory note. If the Company does not complete a Business Combination, the Company will not repay such loans unless there are funds available outside the Trust Account to do so. The loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, may be converted, in whole or in part, into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units. The Sponsor and its

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete a Business Combination. There are no related party extension loans outstanding as of September 30, 2020 and December 31, 2019.
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on February 7, 2019 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space and general and administrative services. For each of the three months ended September 30, 2020 and 2019, the Company incurred and paid $30,000 in fees for these services. For the nine months ended September 30, 2020 and 2019, the Company incurred $90,000 and $80,000 in fees for these services, respectively, of which $10,000 and $0 are included in accounts payable and accrued expenses in the accompanying condensed consolidated balance sheets at September 30, 2020 and December 31, 2019, respectively.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration rights agreement entered into on February 6, 2019, the holders of the Founder Shares, Private Units (including underlying securities) and securities that may be issued upon conversion of Working Capital Loans (including underlying securities) are entitled to registration rights requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. Notwithstanding the foregoing, Cowen may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the registration statement and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Service Provider Agreements
From time to time, the Company has entered into and may enter into agreements with various services providers and advisors, including investment banks, to help the Company identify targets, negotiate terms of potential Business Combinations, consummate a Business Combination and/or provide other services. In connection with these agreements, the Company may be required to pay such service providers and advisors fees in connection with their services to the extent that certain conditions, including the closing of a potential Business Combination, are met. If a Business Combination does not occur, the Company would not expect to be required to pay these contingent fees. There can be no assurance that the Company will complete a Business Combination.

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Business Combination Marketing Agreement
The Company engaged the underwriters as advisors in connection with its Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’s attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the potential Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay the underwriters a cash fee for such services upon the consummation of a Business Combination in an amount equal to $6,037,500. No amounts have been recorded as of September 30, 2020 and December 31, 2019 in conjunction with this agreement.
Legal Matters
The Company has engaged a law firm to assist the Company with its legal matters in identifying, negotiating, and consummating a Business Combination, as well as assisting with other legal matters. In the event of a successful Business Combination, the amount of fees to be paid will be agreed upon between the Company and the law firm in light of all the facts and circumstances at that point in time. If a Business Combination does not occur, the Company will not be required to pay this contingent fee. Management is unable to determine the amount of the legal fees to be paid at this time. There can be no assurance that the Company will complete a Business Combination.
Amended and Restated Merger Agreement
On September 8, 2020, the Company, NewCo, Merger Sub 1 and Merger Sub 2 entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with AerSale Corp., a Delaware corporation (“AerSale”), and solely in its capacity as the initial Holder Representative, Leonard Green & Partners, L.P., a Delaware limited partnership. The Amended and Restated Merger Agreement is described below.
Pursuant to the Amended and Restated Merger Agreement, (a) Merger Sub 1 will be merged with and into the Company, with the Company surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 will be merged with and into AerSale, with AerSale surviving the merger as a wholly owned indirect subsidiary of NewCo (the “Second Merger”). The First Merger, the Second Merger and the other transactions contemplated in the Amended and Restated Merger Agreement are referred to as the “AerSale Business Combination.” In connection with the AerSale Business Combination, the Company and AerSale will become direct or indirect wholly owned subsidiaries of NewCo, the new public company after the closing of the AerSale Business Combination (the “Closing”).
Under the Amended and Restated Merger Agreement and pursuant to the First Merger, (i) all of the issued and outstanding shares of common stock of the Company (“Monocle Common Stock”), will be exchanged on a one-for-one basis for shares of common stock of NewCo, par value $0.0001 per share (“NewCo Common Stock”), (ii) each outstanding and unexercised warrant to purchase Monocle Common Stock will be exchanged on a one-for-one basis for a warrant to purchase NewCo Common Stock, in the same form and on the same terms and conditions as such warrants to purchase Monocle Common Stock, and (iii) each issued and outstanding shares of common stock of Merger Sub 1 will be canceled and converted into and become, on a one-for-one basis, a share of Monocle Common Stock.
Pursuant to the Amended and Restated Merger Agreement, NewCo will acquire AerSale for aggregate consideration equal to $315 million (or up to approximately $317 million in the event certain holders are Electing Holders (as defined below)), consisting of a combination of cash and shares of NewCo Common Stock (the “Merger Consideration”). Additionally, (x) holders of AerSale common stock and holders of AerSale in-the-money stock appreciation rights will also receive as consideration a contingent right to

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
receive up to 3,000,000 additional shares of NewCo Common Stock in the aggregate, subject to certain conditions and (y) certain holders of AerSale preferred stock and common stock that elect to receive all of their portion of the Merger Consideration in the form of NewCo Common Stock will also receive a contingent right to up to 646,875 additional shares of NewCo Common Stock. The Merger Consideration consists of the Aggregate Common Stock Consideration and the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate Cash Consideration, divided by (ii) $10.00. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to the Company’s amended and restated certificate of incorporation minus (B) $50,000,000, plus (C) the amount of cash proceeds actually received by the Company pursuant to an equity financing (if any), multiplied by, (ii) 0.6.
The holders of AerSale’s preferred stock and common stock have the right to elect to receive all of their Merger Consideration in the form of NewCo Common Stock (each such electing holder, an “Electing Holder”), in which case the Aggregate Cash Consideration will be divided pro rata to all AerSale stockholders that do not deliver a written notice of their election to the Company within 45 days of entry into the Amended and Restated Merger Agreement, or, if all holders are Electing Holders, the Aggregate Cash Consideration will be paid to NewCo.
The AerSale Business Combination will be consummated subject to the deliverables and provisions as further described in the Amended and Restated Merger Agreement.
In connection with the proposed AerSale Business Combination, NewCo filed a prospectus (File No. 333-235766) with the SEC on October 16, 2020, which includes a definitive proxy statement of the Company.
The Company may seek certain financing arrangements in connection with the proposed AerSale Business Combination, if such financing is determined to be necessary or advisable.
NOTE 7. STOCKHOLDERS’ EQUITY
Preferred Stock —  The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.
Common Stock — The Company is authorized to issue up to 200,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. At September 30, 2020 and December 31, 2019, there were 5,303,820 and 5,285,054 shares of common stock issued and outstanding, excluding 16,976,180 and 16,994,946 shares of common stock subject to possible redemption, respectively.
Warrants — The Public Warrants will become exercisable 30 days after the completion of a Business Combination provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. Notwithstanding the foregoing, if a registration statement covering the issuance of the shares issuable upon exercise of the Public Warrants is not effective within 90 days from the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement or a current prospectus, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will the Company be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that the

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Company is unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. In addition, any Private Warrants held by Cowen will not be exercisable more than five years from the effective date of the registration statement. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
NOTE 8 — FAIR VALUE MEASUREMENTS
At September 30, 2020 and December 31, 2019, assets held in the Trust Account were comprised of $177,053,371 and $176,625,548, respectively, in money market funds which are invested in U.S. Treasury Securities. Through September 30, 2020, the Company has withdrawn $1,160,388 of interest earned on the Trust Account to pay its franchise and income tax obligations, of which $396,119 was withdrawn during the nine months ended September 30, 2020.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

MONOCLE ACQUISITION CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2020 and December 31, 2019 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	September 30, 2020	December 31, 2019
Assets:
Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$177,053,371	$176,625,548
NOTE 9 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed consolidated financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.
On October 14, 2020, the Company filed a definitive proxy statement with the SEC in connection with the solicitation of proxies for a special meeting of stockholders to be held to approve, among other matters, a proposal to extend the Combination Period to February 11, 2021.

Report of Independent Registered Public Accounting Firm
Board of Directors
AerSale Corp.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of AerSale Corp. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for years then ended, in conformity with accounting principles generally accepted in the United States of America.
Change in accounting principle
As discussed in Note D to the consolidated financial statements, the Company changed its revenue recognition policy in 2019 due to the adoption of Accounting Standard Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Grant Thornton LLP
We have served as the Company’s auditor since 2017
Fort Lauderdale, Florida
March 27, 2020

AERSALE CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	As of December 31,
ASSETS	2019	2018
Current Assets:
Cash and cash equivalents	$17,505,002	$21,604,166
Accounts receivable, net	51,867,653	27,820,980
Inventory:
Aircraft, airframes, engines, and parts	57,918,723	55,643,781
Advance vendor payments	3,247,255	2,988,854
Due from related party	6,130,990	18,050,201
Deposits, prepaid expenses, and other current assets	5,116,175	2,049,483
Total current assets	141,785,798	128,157,465
Fixed Assets:
Aircraft and engines held for lease, net	111,896,294	106,056,885
Property and equipment, net	7,461,792	7,469,121
Inventory:
Aircraft, airframes, engines, and parts	37,043,804	43,548,072
Deferred income taxes, net	4.753,679	10,332,908
Deferred financing costs, net	1,034,564	1,680,447
Deferred customer incentives and other assets, net	324,869	356,052
Goodwill	13,858,551	442,285
Other intangible assets, net	20,375,166	10,845,000
Due from related party	5,449,739	11,580,729
Total Assets	$343,984,256	$320,468,964
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$17,030,404	$12,671,524
Accrued expenses	9,629,084	5,475,809
Lessee and customer purchase deposits	3,473,921	2,865,837
Current portion of long-term debt, net	3,351,714	5,512,053
Deferred revenue	7,708,761	5,960,433
Total current liabilities	41,193,884	32,485,656
Long-term debt, less current portion, net	—	3,215,424
Long-term lease deposits	4,184,874	3,064,914
Revolving credit facility	—	—
Maintenance deposit payments and other liabilities	4,620,133	3,933,176
Total liabilities	$49,998,891	$42,699,170
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 200,000 shares; senior as to all other equity instruments with an 8.65% cumulative dividend rate. The liquidation preference for the years ended December 31, 2019 and 2018 totaled $293,775,025 and $409,390,104, respectively	2,000	2,000
Common stock, $0.01 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	500	500
Additional paid-in capital	243,218,738	243,218,738
Retained earnings	50,764,127	34,548,556
Total stockholders’ equity	293,985,365	277,769,794
Total liabilities and stockholders’ equity	$343,984,256	$320,468,964

The accompanying notes are an integral part of these financial statements.

AERSALE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2019	2018
Net revenue:
Products	$170,566,047	$178,580,286
Leasing	64,245,884	73,372,413
Services	69,389,272	38,779,350
Total net revenue	304,201,203	290,732,049
Costs of sales and operating expenses:
Cost of products	131,671,553	157,524,530
Cost of leasing	29,217,035	29,077,463
Cost of services	58,263,856	31,961,251
Total cost of sales	219,152,444	218,563,244
Gross profit	85,048,759	72,168,805
Selling, general, and administrative expenses	59,813,607	46,611,982
Transaction costs	3,176,797	51,360
Income from operation	22,058,355	25,505,463
Other income (expenses):
Interest expense, net	(3,006,663)	(2,374,881)
Other income, net	611,109	367,806
Total other expenses	(2,395,554)	(2,007,075)
Income from continuing operations before income tax provision	19,662,801	23,498,388
Income tax (expense) benefit	(4,163,663)	3,227,061
Net income from continuing operations	15,499,138	26,725,449
Discontinued operations:
Income from discontinued operations, net of tax of $0 for 2019 and 2018	—	22,640,442
Loss on deconsolidation of discontinued operations	—	(1,380,102)
Total income from discontinued operations	—	21,260,340
Net income after discontinued operations	15,499,138	47,985,789
Net income attributable to non-controlling interests	—	39,132,578
Net income attributable to AerSale Corp.	15,499,138	8,853,211
Dividends attributable to preferred stockholders	34,632,836	33,577,536
Net loss attributable to AerSale Corp. common stockholders	(19,133,698)	(24,724,325)
Loss per share – basic and diluted:
Net loss per share from continuing operations	(383)	(137)
Net loss per share attributable to AerSale Corp.	(383)	(494)
The accompanying notes are an integral part of these financial statements.

AERSALE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2019 and 2018
AerSale Corp. Stockholders’
	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total AerSale Stockholders’ Equity	Non-Controlling Interests	Total Equity
	Amount	Shares	Amount	Shares
Balance at December 31, 2017	$2,000	200,000	$500	50,000	$243,218,738	$25,695,345	$268,916,583	$(39,132,578)	$229,784,005
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	39,132,578	39,132,578
Net loss attributable to AerSale Corp.	—	—	—	—	—	8,853,211	8,853,211	—	8,853,211
Balance at December 31, 2018	2,000	200,000	500	50,000	243,218,738	34,548,556	277,769,794	—	277,769,794
Cumulative effect of adjustment upon adoption of ASC 606 on January 1, 2019	—	—	—	—	—	716,433	716,433	—	716,433
Net income	—	—	—	—	—	15,499,138	15,499,138	—	15,499,138
Balance at December 31, 2019	$2,000	200,000	$500	50,000	$243,218,738	$50,764,127	$293,985,365	$—	$293,985,365

The accompanying notes are an integral part of these financial statements.

AERSALE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net income	$15,499,138	$47,985,789
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	—	(21,260,340)
Depreciation and amortization	30,080,936	29,826,222
Amortization of debt issuance costs	802,280	1,019,953
Inventory impairment	5,557,481	1,084,247
Provision for doubtful accounts	54,939	618,786
Deferred income taxes	2,461,865	(7,815,572)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(21,535,624)	(8,936,950)
Inventory	3,420,729	7,717,316
Deposits, prepaid expenses, and other current assets	(2,848,692)	190,347
Deferred customer incentives and other assets	23,477	(3,580,770)
Advance vendor payments	(250,697)	341,797
Accounts payable	3,771,721	1,224,994
Income tax receivable	384	850,844
Accrued expenses	3,159,718	3,564,972
Deferred revenue	1,748,328	4,152,140
Lessee and customer purchase deposits	2,822,894	1,411,814
Other liabilities	686,957	850,898
Net cash provided by operating activities	45,455,834	59,246,487
Cash flows from investing activities:
Business acquisitions	(26,081,080)	(22,283,660)
Proceeds from sale of assets	2,115,441	75,297,892
Acquisition of aircraft and engines held for lease, including capitalized cost	(36,478,888)	(7,589,143)
Purchase of property and equipment	(1,648,618)	(1,235,182)
Net cash (used in) provided by investing activities	(62,093,145)	44,189,907
Cash flows from financing activities:
Repayments of 8% Senior Secured Notes	(5,512,054)	(5,069,941)
Proceeds from revolving credit facility	77,703,575	23,900,000
Repayments of revolving credit facility	(77,703,575)	(97,500,000)
Payments of debt issuance costs	—	(1,680,447)
Repayments of long-term secured debt	—	(3,432,837)
Net cash used in financing activities	(5,512,054)	(83,783,225)
Cash flows from discontinued operations:
Net cash provided by (used in) operating activities	18,050,201	(4,594,395)
Net cash used in financing activities	—	(1,225,937)
Net cash provided by (used in) discontinued operations	18,050,201	(5,820,332)
(Decrease) Increase in cash and cash equivalents	(4,099,164)	13,832,837
Cash, cash equivalents and restricted cash, beginning of year	21,604,166	7,771,329
Cash, cash equivalents, end of year	$17,505,002	$21,604,166
The accompanying notes are an integral part of these financial statements.

AERSALE CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
NOTE A — DESCRIPTION OF THE BUSINESS
Organization
AerSale Corp. (the “Company”, “AerSale”, “us” or “we”) is a Delaware holding company that conducts business through its wholly owned subsidiaries. Effective November 25, 2019, the Company restated its certificate of incorporation to amend its name from AerSale Holdings, Inc. to AerSale Corp. AerSale, Inc. and its subsidiaries are the primary operating companies of AerSale Corp. The Company’s corporate headquarters are based in Miami, Florida, with additional offices, hangars, and warehouses located throughout the world.
Description of the Business
The Company is a worldwide provider of aftermarket commercial aircraft, engines, and their parts to airlines, leasing companies, manufacturers of original equipment, government and defense contractors, and repair and overhaul service providers. We focus on mid-life assets and monetize them through our Asset Management Solutions segment. Asset Management Solutions activities include monetization of the assets through leasing or sale of whole asset components, or through teardown activities in support of our Used Serviceable Material (“USM”) activities. Our monetizing services have been developed to maximize returns on mid-life Flight Equipment throughout their operating life, in conjunction with realizing the highest residual value of Flight Equipment at their retirement. We do this by utilizing our deep market and technical knowledge in management of Flight Equipment sales, leasing and Maintenance, Repair, and Overhaul (“MRO”) activities. Beyond providing asset management services on our own flight equipment, we additionally provide asset management services to third-party clients complementing their infrastructure to optimize their flight equipment investments. While our offering to customers includes leasing of mid-life aircraft and engines, this service is offered in the context of a broader strategy to extract the maximum value from those assets. Frequently, we will offer a lease of an asset for the time period before its next scheduled overhaul (“green time”) on a short term or “spot” lease, with the intent of disassembling the asset at the conclusion of the lease. In turn, the vast majority of assets that we acquire are ultimately disassembled into parts once the remaining green time has been utilized.
The Company also operates six Federal Aviation Administration (“FAA”) Title 14 Code of Federal Regulations Part 145 Certified Repair Facilities (the MROs) located in Miami, Florida, Goodyear, Arizona, Memphis, Tennessee, as well as in Roswell and Albuquerque, New Mexico. These facilities provide the Company flexibility and control to quickly prepare Company aircraft, engines, and inventory for market, as their selective refurbishment is frequently required to meet customers’ unique demand. In addition to maintaining the Company’s fleet of aircraft, the MROs provide external customer support for maintaining their aircraft with general maintenance, preservation, lease return work, repair services, and long-term storage programs.
On November 28, 2018, the Company acquired a certified repair facility, Avborne Accessory Group, Inc., d/b/a Avborne Component Solutions (“Avborne”), a Delaware corporation located in Miami, Florida. The results of Avborne’s operations have been included in the consolidated financial statements since the acquisition date. Avborne is a certified FAA Part 145 Repair Station that provides aviation maintenance, repair and overhaul services to the Company, affiliates, and external customers. See Note U for further details.
On June 10, 2019, the Company acquired a USM distributor and certified repair facility, Qwest Air Parts, LLC (“Qwest”), a Florida limited liability company located in Memphis, Tennessee, for $26,081,000 in cash. The results of Qwest operations have been included in the condensed consolidated financial statements since the acquisition date. See Note T for further details.
On December 8, 2019, the Company entered into a definitive agreement to merge with Monocle Acquisition Corporation, a special purpose acquisition corporation. The planned merger is conditioned on certain events including SEC approval, Monacle Acquisition Corporation shareholder approval and the regulatory approval. Amounts incurred in relation to this transaction are presented in transaction costs in the Consolidated Statements of Operations.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. As discussed in more detail in Note S, the Company also consolidates variable interest entities when required under accounting principles generally accepted in the United States (“US GAAP”). All significant intercompany balances and transactions are eliminated upon consolidation.
Variable Interest Entities (“VIE”)
An entity is referred to as a VIE if it meets the criteria outlined in Accounting Standards Codification (“ASC”) Topic 810, Consolidation.
As explained in Note S, the Company determined that AerLine Holdings, Inc. (“AerLine”) was a VIE that the Company was required to consolidate. Effective August 31, 2018, the Company concluded AerLine ceased to meet the criteria for VIE consolidation under U.S. GAAP and therefore has deconsolidated the VIE. Prior to August 31, 2018, transactions between the Company and AerLine and its subsidiaries were eliminated upon consolidation.
Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company’s cash equivalents are held primarily in interest-bearing accounts.
Foreign Currency
The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. The primary economic environment in which the entities generate or expend cash is in U.S. dollars as evidenced by the cash flows in or out from revenues, operating expenses, investing, and financings. Only general office expenses and payroll transactions are denominated in local currency.
Accounts Receivable
Accounts receivable include amounts receivable from customers for aircraft and engine parts sales, aircraft and engine basic and supplemental rents, and aircraft services. Contingent rents, also referred to as supplemental rent, and consumption of consignment inventory related to aircraft and engine parts that were earned or consumed, but unbilled, are also included in accounts receivable and totaled $1,860,000 and $1,944,000 at December 31, 2019 and 2018, respectively.
The Company sells to a variety of customers worldwide. For certain transactions and customers not requiring payment in full prior to shipment of goods, the Company extends credit based on an evaluation of the customers’ financial condition. The Company monitors exposure to credit losses and maintains an allowance for doubtful accounts for estimated losses in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current market conditions, customers’ financial condition, amount of receivables in dispute, current receivables aging, and current payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. A rollforward of the allowance for doubtful accounts is as follows:
	2019	2018
Balance at beginning of year	$1,528,000	$909,000
Provision	55,000	619,000
Write-offs	(38,000)	—
Balance at end of year	$1,545,000	$1,528,000

On June 9, 2014, an aircraft leased to Air Indus suffered significant damage as the result of a terrorist attack. At that time, the Company recorded an impairment to the asset of $2,500,000 to adjust the carrying amount to the estimated residual value of $1,085,000. An insurance claim was filed and the insurance company is negotiating the final settlement to the Company. The Company has recorded an insurance receivable of $2,500,000, offsetting the impairment loss, which has been recorded in accounts receivable. In accordance with U.S. GAAP, the probable amount of the insurance recovery, limited to the amount of the loss recognized, was recorded as the insurance receivable. The Company still believes that recovery of this insurance receivable is probable and is working with the insurer on settling the claim negotiating the final settlement to the Company.
Inventory
Inventory, which consists of complete aircraft and engines held for sale, as well as related parts, is valued at the lower of cost or market (“LCM”) value. For purchases of whole aircraft and engines for sale or lease, cost is determined using the specific — identification method whereby total cost is the cost paid, including certain capitalizable asset acquisition costs, to acquire such assets as a whole.
Additionally, the Company purchases certain whole aircraft and engines to disassemble and supply its engine and airframe parts inventory. For aircraft and engine parts that originate from such dismantled aircraft and engines, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled aircraft or engine at the time of purchase to the total estimated sales value of the dismantled aircraft or engine at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual airframe and/or engine part to determine its allocated cost. At the time of sale, the sum of an individual part’s allocated cost and actual repair or overhaul costs incurred represent the total cost for such part. Inventory not expected to be sold within the operating cycle is classified as noncurrent inventory on the consolidated balance sheets.
The Company evaluates this ratio periodically, and if necessary, updates sales estimates and makes prospective adjustments to this ratio on a product line basis. Any amounts identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review. The Company recorded an additional inventory reserve of $4,619,000 and $599,000 for the years ended December 31, 2019 and 2018, respectively, due to this LCM valuation, which is reflected as a component of cost of products in the consolidated statements of operations. Expenditures required for the repair of engine and airframe parts are capitalized as inventory and are expensed as cost of sales when associated parts are sold.
The Company periodically evaluates its complete aircraft and engines in inventory and flight equipment held for lease to determine if events or market circumstances indicate that the assets’ most likely disposition has changed. Should conditions prevail at the time of the Company’s consolidated balance sheets that would suggest a more likely use as an asset held for lease rather than sale or disassembly for parts inventory or vice versa, it will be reclassified at its then-current book value between inventory and flight equipment held for lease. This transaction is a noncash item and if it occurs, is reflected in the schedule of supplemental cash flows.
The carrying value of inventory is reviewed regularly, giving consideration to factors such as its physical condition, sales patterns, and expected future demand to estimate the amount necessary to write down its slow-moving, obsolete, or damaged inventory. Such inventory may be held for periods beyond one year. For the years ended December 31, 2019 and 2018, the Company recorded inventory scrap losses of $699,000 and $485,000 respectively, which is reflected as a component of cost of products in the accompanying consolidated statements of operations.
Flight Equipment Held for Lease
Flight equipment held for lease is stated at cost, less accumulated depreciation. Certain internal and external professional fees, major improvements, modifications, and maintenance incurred in connection with the acquisition of flight equipment that are required to get the flight equipment ready for initial service are capitalized and depreciated over the remaining life of the flight equipment, and are reported in the investing section of the consolidated statements of cash flows. Subsequent to placing flight equipment into service, the cost of maintenance and improvements to flight equipment is normally expensed unless the improvements materially increase the long-term value of the flight equipment or extend the useful life of the flight equipment. The capitalized cost is depreciated over the lesser of the remaining useful life of the flight equipment or the estimated useful life of the capitalized improvements. Aircraft airframe components are depreciated over the assets’ useful life using the straight-line method to the estimated residual value based on the total remaining life before disassembly or outright scrap metal value. Aircraft airframe useful lives range from 2 to 10 years. Engines are depreciated using the straight-line method to the estimated residual value based on the total life remaining before disassembly. To arrive at the total engine life remaining before disassembly, the remaining life of the engine’s life-limited parts, the estimated utilization, and condition, as well as the aircraft fleet supported by the engine model are considered. Upon completion of its estimated service life as a leased asset, flight equipment is reclassified to inventory at its carrying value. The Company discontinues the depreciation of flight equipment when it is held as inventory for ultimate parts sales. Differences between estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. The Company reviews residual values of aircraft and engines periodically based on knowledge of current residual values and residual value trends to determine if they are appropriate and records adjustments as necessary. Cash flows related to the purchase and sale of flight equipment are presented as operating activities when the predominant source of cash flows related to the asset is from the ultimate parts sales of the assets. If the predominant source of cash flows related to the asset is expected to be from leasing of the asset, the cash flows are presented as investing activities.
Property and Equipment
Property and equipment are recorded at cost. Depreciation is recognized over the estimated useful lives of the respective assets on a straight-line basis, ranging from 3 to 15 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the terms of the respective leases and the estimated useful lives of the respective assets. Property and equipment held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Repairs and maintenance expenditures are expensed as incurred, unless such expenses extend the useful life of the asset, in which case they are capitalized.
Goodwill
In accordance with ASC 350, “Intangibles — Goodwill and Other,” goodwill is tested at least annually for impairment, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that its fair value exceeds the carrying value. A quantitative assessment involves determining the fair value of each reporting unit using market participant assumptions. An entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit.
For purposes of reviewing impairment and the recoverability of goodwill, we must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the reporting unit, including market multiples, discount rates, etc.
Based on a qualitative assessment performed, we concluded that goodwill was not impaired as of December 31, 2019.
Customer Relationships and Other Intangible Assets
Intangibles arising from business combinations, including customer relationships and FAA certificates are initially recorded at fair market value. Customer relationships are amortized over ten years and favorable leases are amortized over the remaining term of the lease. Straight-line amortization is utilized. Where there are no legal, regulatory, contractual, or other factors that would reasonably limit the useful life of an intangible assets, that asset is classified as indefinite lived and such intangible assets are not amortized.
Other long-lived intangible assets with indefinite lives are assessed for impairment annually, or more frequently when events or circumstances indicate there may be an impairment. These assets are carried at the estimated fair value at the time of acquisition.

The Company annually reviews the estimated lives and methods used to amortize other intangible assets. The actual amounts of amortization expense may differ materially from our estimates, depending on the results of our annual review.
Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events and circumstances include, but are not limited to, prolonged industry downturns, a significant decline in the Company’s market value, and significant reductions in the Company’s projected cash flows.
If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.
Revenue Recognition
Products — Used Serviceable Material Sales (“USM”)
Revenues from sales of USM are measured based on consideration specified in a contract with a customer, and excludes any sales commissions and taxes collected and remitted to government agencies. We recognize revenue when we satisfy a performance obligation by transferring control over a product or service to a customer. The parts are sold at a fixed price with no right of return. In determining the performance obligation, management has identified the promise in the contract to be the shipment of the spare parts to the customer. Title passes to the buyer when the goods are shipped, and the buyer is responsible for any loss in transit, and the Company has a legal right to payment for the spare parts once shipped. We generally sell our USM products under standard 30-day payment terms, subject to certain exceptions. Customers neither have the right to return products nor do they have the right to extended financing. The Company has determined that physical acceptance of the spare parts to be a formality in accordance with ASC 606 — Revenue from Contracts with Customers (“ASC 606”).
Spare parts revenue is based on a set price for a set number of parts as defined in the purchase order. The performance obligation is completed once the parts have shipped and, as a result, all of the transaction price is allocated to that performance obligation. The Company has determined that it is appropriate to recognize spare parts sales at a point in time (i.e., the date the parts are shipped) in accordance with ASC 606. Additionally, there is no impact to the timing and amounts of revenue recognized for spare parts sales related to the implementation of ASC 606.
Products — Whole Asset Sales
Revenues from whole asset sales are measured based on consideration specified in the contract with the customer. The Company and customer enter into an agreement which outlines the place and date of sale, purchase price, condition of the whole asset, bill of sale, and the assignment of rights and warranties from the Company to the customer. The Company believes the whole asset holds standalone value to the customer as it is not dependent on any other services for functionality purposes and therefore is distinct within the context of the contract and as described in ASC 606-10. Accordingly, the Company has identified the transfer of the whole asset as the performance obligation. The transaction price is set at a fixed dollar amount per fixed quantity (number of whole assets) and is explicitly stated in each contract. Whole asset sales revenue is based on a set price for a set number of assets, which is allocated to the performance obligation discussed above, in its entirety. The Company has determined the date of transfer to the customer is the date the customer obtains control over the asset and would cause the revenue recognition. Payment is required in full upon customer’s acceptance of the whole asset on the date of the transfer. As such, there is no impact to the timing and amounts of revenue recognized for whole asset sales related to the implementation of ASC 606.

Leasing Revenues
The Company leases flight equipment under operating leases that contain monthly base rent and reports rental income straight line over the life of the lease as it is earned. Additionally, the Company’s leases provide for supplemental rent, which is calculated based on actual hours or cycles of utilization and, for certain components, based on the amount of time until maintenance of that component is required. In certain leases, the Company records supplemental rent paid by the lessees as maintenance deposit payment liabilities in recognition of the Company’s contractual commitment to reimburse qualifying maintenance. Reimbursements to the lessees upon receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit payments liabilities. In leases where the Company is responsible for performing certain repairs or replacement of aircraft components or engines, supplemental rent is recorded as revenue in the period earned. In the event of premature lease termination or lessee default on the lease terms, revenue recognition will be discontinued when outstanding balances are beyond the customers’ deposits held. Flight equipment leases are billed in accordance with the lease agreement and invoices are due upon receipt.
Service Revenues
Service revenues are recognized as performance obligations are fulfilled and the benefits are transferred to the customer. At contract inception, we evaluate if the contract should be accounted for as a single performance obligation or if the contract contains multiple performance obligations. In some cases, our service contract with the customer is considered one performance obligation as it includes factors such as the good or service being provided is significantly integrated with other promises in the contract, the service provided significantly modifies or customizes the other good or service or the goods or services are highly interdependent or interrelated with each other. If the contract has more than one performance obligation, the Company determines the standalone price of each distinct good or service underlying each performance obligation and allocates the transaction price based on their relative standalone selling prices.
The transaction price of a contract, which can include both fixed and variable amounts, is allocated to each performance obligation identified. Some contracts contain variable consideration, which could include incremental fees or penalty provisions related to performance. Variable consideration that can be reasonably estimated based on current assumptions and historical information is included in the transaction price at the inception of the contract but limited to the amount that is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration that cannot be reasonably estimated is recorded when known.
For most service contracts, our performance obligations are satisfied over time as work progresses or at a point in time based on transfer of control of products and services to our customers. We receive payments from our customers based on billing schedules or other terms as written in our contracts.
For our performance obligations that are satisfied over time, we measure progress in a manner that depicts the performance of transferring control to the customer. As such, we utilize the input method of cost-to-cost to recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. We are required to make certain judgments and estimates, including estimated revenues and costs, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs, and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results. Under most of our Maintenance, Repair and Overhaul (“MRO”) contracts, if the contract is terminated for convenience, we are entitled to payment for items delivered and fair compensation for work performed, the costs of settling and paying other claims, and a reasonable profit on the costs incurred or committed.
Changes in estimates and assumptions related to our arrangements accounted for using the input method based on labor hours are recorded using the cumulative catchup method of accounting. These changes are primarily adjustments to the estimated profitability for our long term programs where we provide MRO services.

We have elected to use certain practical expedients permitted under ASC 606. Shipping and handling fees and costs incurred associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of sales in our condensed consolidated statements of operations, and are not considered a performance obligation to our customers. Our reported sales on our condensed consolidated statements of operations are net of any sales or related non income taxes. We also utilize the “as invoiced” practical expedient in certain cases where performance obligations are satisfied over time and the invoiced amount corresponds directly with the value we are providing to the customer.
Maintenance and Repair Costs
The cost of maintenance, repairs, and re-leasing of flight equipment that does not extend the useful life of flight equipment is expensed as incurred. Costs incurred for planned major maintenance activities that materially increase the long-term value of the flight equipment or extend the useful life of the flight equipment are capitalized and depreciated over the lesser of the remaining useful life of the flight equipment or the estimated useful life of the capitalized improvements.
Pursuant to certain of the Company’s aircraft leases, the lessee is responsible for performing required maintenance and repairs in the leased asset, and is required to make monthly maintenance reserve payments to the Company, in arrears following the usage month. Upon the lessee’s presentation of invoices evidencing the completion of qualifying maintenance, the Company will reimburse the lessee for the cost of the maintenance, up to the amount of the maintenance reserve payments that have been received by the Company. Unless otherwise provided in the contract, the Company records such maintenance reserve payments paid by the lessees as maintenance deposit payment liabilities in the accompanying consolidated balance sheets to record the Company’s contractual commitment to reimburse such qualifying maintenance. Reimbursements to the lessees upon receipt of evidence for qualifying maintenance work are charged against the existing maintenance deposit payment liabilities.
For other lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow the Company to directly manage the occurrence, timing, and associated cost of qualifying maintenance work on the flight equipment, maintenance reserve payments collected during the lease are recognized as lease revenue in the period earned.
Any amounts of maintenance reserve payments remaining at the end of a lease contract are recognized as lease revenue or applied against outstanding accounts receivable at lease termination.
AerLine recognized expense for maintenance and repairs as incurred. AerLine recognized $4,276,000 for the year ended December 31, 2018, in maintenance and repair cost, which is included in discontinued operations in the consolidated statements of operations.
AerLine defers maintenance costs that materially increase the long-term value of the flight equipment or extend the useful life. Deferred maintenance costs are amortized over the lower of 18 months or the remaining life of the lease. As of December 31, 2018, deferred maintenance cost has been fully amortized. Amortization expense of deferred maintenance costs for the year ended December 31, 2018 amounted to $3,753,000. The amortization expense is included in discontinued operations in the consolidated statements of operations for the year ended December 31, 2018.
Sales Taxes
The Company’s policy is to present taxes collected from customers and remitted to governmental authorities on a net basis. The Company records the amounts collected as a current liability and relieves such liability upon remittance to the taxing authority without impacting revenue or expenses.
Earnings Per Share
Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the Company’s common shareholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and is calculated using the treasury stock method for stock options and unvested shares. There are no common equivalent shares for the years presented. The computation of basic and diluted earnings per share are impacted by accrued undeclared dividends for preferred stockholders.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained on examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The Company records interest and penalties related to unrecognized tax benefits in the income tax provision. The VIE was not included in the consolidated tax return of the Company. See Note L for more information about income taxes.
Reclassification
Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no impact on net income from continuing operations or cash flows from operations.
New Accounting Pronouncements Adopted
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which provides guidance for revenue recognition. This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) 605, “Revenue Recognition”, and most industry specific guidance. This ASU does not apply to revenues from leasing activity, which will fall under ASU 2016-02 (“ASU 2016-02”), “Leases (Topic 842)”, noted below. We adopted this ASU on January 1, 2019 using the modified retrospective method. Refer to Note D for the impact of this change.
New Accounting Pronouncements Not Yet Adopted
In February 2016, FASB issued ASU No. 2016-02 (“ASU 2016-02”), “Leases (Topic 842)”, which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. In July 2018, FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” and ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements.” Topic 842 will be effective for the Company in the first quarter of 2021 on a modified retrospective basis and early adoption is permitted. We plan to adopt Topic 842 in the first quarter of 2021. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” In November 2018, FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” which amends the scope and transition requirements of ASU 2016-13. Topic 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Topic 326 will become effective for the Company beginning January 1, 2023, with early adoption permitted, on a modified retrospective approach. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

NOTE C — SIGNIFICANT RISKS AND UNCERTAINTIES
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Significant items subject to such estimates and assumptions include the useful lives of property and equipment, useful lives and residual values of flight equipment held for lease, allowances for doubtful accounts and sales returns, the income tax provision, impairment of long-lived assets, valuation of inventory, valuation and useful lives of intangibles, goodwill and contingencies.
Risks and Uncertainties
The Company is impacted by the general economic conditions of the commercial aviation industry. A decrease in passenger and/or air cargo traffic worldwide could result in strains on the Company’s lessees and cause them to default under their leases with the Company, which could negatively impact cash flows and results of operations. The value of flight equipment held for operating leases is subject to fluctuations in the values of commercial aircraft and engines worldwide. A material decrease in aircraft or engine values could have a downward impact on lease rentals and residual values and may require impairments to be taken on such assets. Additionally, impairment charges may be required to reduce the carrying value of inventory.
The nature of the Company’s business is capital intensive and demands significant capital requirements. To meet the Company’s current purchase commitments and future aircraft and engine acquisitions, the Company may need to (i) access committed debt facilities, and/or (ii) secure additional financing, and/or (iii) use existing available cash balances.
The Company is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the FAA may significantly affect industry operations.
The Company conducts business in certain foreign countries, some of which are politically unstable or subject to military or civil conflicts. Consequently, the Company is subject to a variety of risks such as civil strife, political risk, import and export regulations, compliance with foreign laws, treaties, regulations, uncertainties arising from foreign local business practices, cultural considerations, restriction on fund transfers, and exposure to U.S. Foreign Corrupt Practices Act and other anti-bribery laws.
The Company periodically reviews the carrying values of trade receivables, inventory, long-lived assets, the recoverable value of deferred tax assets, and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to credit risk principally consist of cash and cash equivalents and trade receivables.
During the year ended December 31, 2019, one customer accounted for 17% of total revenue, which was collected during the year. At December 31, 2018, one customer accounted for 10% of trade receivables, which was collected. During the year ended December 31, 2018, one customer accounted for 18% of total revenue. This revenue related to a nonrecurring transaction.
Cash
The Company maintains cash, cash equivalents and restricted cash with high-quality financial institutions, which at times exceed the Federal Deposit Insurance Corporation insurance limits. While the Company monitors daily the cash balances in its operating accounts and adjusts the balances as appropriate, these balances could be impacted if one or more of the financial institutions with which the Company deposits fails or is subject to other adverse conditions in the financial or credit markets. To date, the Company has experienced no loss or lack of access to its invested cash or cash equivalents; however, no assurance can be provided that access to invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.
NOTE D — Revenue
We adopted ASC 606 on January 1, 2019 using the modified retrospective method. Under that approach, prior periods were not restated and continue to be reported under the accounting standards in effect during those periods. We elected to use the practical expedient allowing for the application of ASC 606 only to contracts that were not completed as of January 1, 2019 and the portfolio approach was used to assess the impact of ASC 606 on contracts with similar characteristics. We recognized the cumulative effect of initially applying ASC 606 as an increase of $716,433 to the opening balance of retained earnings as of January 1, 2019.
The impact of the adoption of ASC 606 on our condensed consolidated balance sheet was as follows:
	As of December 31, 2018	ASC 606 Adjustment	As of January 1, 2019
Inventory	$55,644,000	$(10,535,000)	$45,109,000
Contract assets	—	11,482,000	11,482,000
Deferred tax liability	—	(231,000)	(231,000)
Retained earnings	$34,549,000	$716,000	$35,265,000
The adoption of ASC 606 primarily impacted the Company in the recognition of revenue from aircraft MRO services whereby the Company has the right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date. These contracts transitioned to an over time revenue recognition model as of January 1, 2019 compared to our prior policy of recognizing revenue at the time completion task was completed. The impact of this change as of January 1, 2019 resulted in the elimination of certain inventory amounts and the establishment of a contract asset reflecting the over time revenue recognition treatment.
The timing of revenue recognition, customer billings, and cash collections results in a contract asset or contract liability at the end of each reporting period. Contract assets consist of unbilled receivables or costs incurred where revenue recognized over time exceeds the amounts billed to customers. Contract liabilities include advance payments and billings in excess of revenue recognized. Certain customers make advance payments prior to the satisfaction of our performance obligations on the contract. These amounts are recorded as contract liabilities until such performance obligations are satisfied. Contract assets and contract liabilities are determined on a contract by contract basis.
The contract assets are as follows:
	December 31, 2019	January 1,2019	Change
Contract assets	$7,549,000	$11,482,000	$(3,933,000)
Contract assets are reported within accounts receivable on our consolidated balance sheet. Changes in contract assets primarily results from the timing difference between our performance of services. Contract liabilities are report as deferred revenue on our consolidated balance sheet. For the year ended December 31, 2019, we recognized as revenue the entire opening balance of our contract liabilities in the amount of $5,300,000 as the timing between customer payments and our performance of the services is a short period of time and generally no longer than six months.
The impact of the ASC 606 adoption on our consolidated statement of operations for the year ended December 31, 2019 was as follows:
	Revenue under ASC 606	ASC 606 Adjustment	Balances Excluding ASC 606
Revenues	$304,201,000	$(3,557,000)	$300,644,000

	Revenue under ASC 606	ASC 606 Adjustment	Balances Excluding ASC 606
Cost of sales and operating expenses	$280,005,000	$(3,343,000)	$276,662,000
Excluding the ASC 606 adjustments from our reported results for the year ended December 31, 2019, our consolidated statement of cash flows would include the changes of asset and liability accounts described above, with no impact on our net cash used in operating activities.
Disaggregation of Revenue
The Company reports revenue by segment. The following tables present revenue by segment, as well as a reconciliation to total revenue for the years ended December 31, 2019 and 2018:
	2019
	Asset Management Solutions	TechOps	Total Revenues
USM	$87,442,000	$5,489,000	$92,931,000
Whole Asset Sales	70,136,000	—	70,136,000
Engineered Solutions	—	7,499,000	7,499,000
Total Products	157,578,000	12,988,000	170,566,000
Leasing	64,246,000	—	64,246,000
Services	—	69,389,000	69,389,000
Total Revenues	$221,824,000	$82,377,000	$304,201,000
	2018
	Asset Management Solutions	TechOps	Total Revenues
USM	$81,760,000	$4,516,000	$86,276,000
Whole Asset Sales	90,039,000	—	90,039,000
Engineered Solutions	—	2,265,000	2,265,000
Total Products	171,799,000	6,781,000	178,580,000
Leasing	73,373,000	—	73,373,000
Services	—	38,779,000	38,779,000
Total Revenues	$245,172,000	$45,560,000	$290,732,000
NOTE E — INVENTORY
Inventories at December 31 consisted of the following:
	2019	2018
Used serviceable materials	$65,335,000	$69,278,000
Work-in-process	16,832,000	15,643,000
Whole assets	12,795,000	14,271,000
	$94,962,000	$99,192,000
NOTE F — INTANGIBLE ASSETS
In accordance with ASC 350, “Intangibles — Goodwill and Other”, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. We review and evaluate our goodwill and indefinite life intangible assets for potential impairment at a minimum annually or more frequently if circumstances indicate that impairment is possible.

We determined the fair value of assets acquired and liabilities assumed using a variety of methods. An income approach based on discounted cash flows was used to determine the values of our trademarks, certifications, customer relationships and FAA certificates. The assumptions we used to estimate the fair value of our reporting units are based on historical performance, as well as forecasts used in our current business plan and require considerable management judgment.
The Company’s goodwill and intangible assets as defined by ASC 350 was related to our subsidiaries, AerSale Component Solutions (ACS) and Avborne Component Solutions, which is included in the TechOps segment, and the newly acquired Qwest Air Parts, which is included under the Asset Management Solutions segment. Goodwill and other intangibles as of December 31, 2019 and December 31, 2018 are:
	2019	2018
Qwest Air Parts:
Certifications	$724,000	$—
Goodwill	13,402,000	—
ACS:
Certifications	710,000	710,000
Goodwill	379,000	379,000
Avborne:
Trademarks	600,000	600,000
FAA certificates	7,300,000	7,300,000
Goodwill	63,000	63,000
Total intangible assets with indefinite lives	$23,178,000	$9,052,000
Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with definite lives as of December 31, 2019 and 2018 are as follows:
	Useful Life In Years	December 31
		2019	2018
Qwest:
Customer relationships	10	$9,058,000	$—
ACS:
Customer relationships	10	110,000	135,000
Avborne:
Customer relationships	10	1,873,000	2,100,000
Total intangible assets with definite lives		$11,041,000	$2,235,000
Total amortization expense amounted to $794,000 and $97,000 for the years ended December 31, 2019 and 2018, respectively. The estimated aggregate amount of amortization expense for intangible assets in each fiscal year from 2020 through 2029 is $1,200,000, respectively. Accumulated amortization amounted to $859,000 and $65,000 as of December 31, 2019 and December 31, 2018, respectively. Goodwill activity for the years ended December 31, 2019 and 2018 consisted of the following:
	Asset Management Solutions	TechOps	Total
Goodwill as of December 31, 2017	$—	$379,000	$379,000
Additions	—	63,000	63,000
Goodwill as of December 31, 2018	—	442,000	442,000
Additions	13,402,000	—	13,402,000
	$13,402,000	$442,000	$13,844,000

Other intangible assets are reviewed at least annually or more frequently if any event or change in circumstance indicates that an impairment may have occurred.
NOTE G — PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consist of the following:
	Useful Life In Years	December 31
		2019	2018
Tooling and equipment	7 – 15	$11,744,000	$10,422,000
Furniture and other equipment	5	6,670,000	6,187,000
Computer software	5	2,755,000	2,317,000
Leasehold improvements	3 – 6	2,337,000	2,422,000
Equipment under capital lease	5	431,000	734,000
		23,937,000	22,082,000
Less accumulated depreciation		(16,475,000)	(14,613,000)
		$7,462,000	$7,469,000
Depreciation expense amounted to $2,223,000 and $2,121,000 for the years ended December 31, 2019 and 2018, respectively.
Effective August 31, 2018, property and equipment of AerLine was deconsolidated (see Note S for further details). AerLine depreciation expense amounted to $41,000 for the year ended December 31, 2018, and is included in discontinued operations in the accompanying consolidated statement of operations.
NOTE H — AIRCRAFT AND ENGINES HELD FOR LEASE AND LEASE RENTAL
REVENUES
Aircraft and engines held for operating leases, net, consists of the following:
	2019	2018
Aircraft and engines held for operating leases	$246,883,000	$222,897,000
Less accumulated depreciation	(134,987,000)	(116,840,000)
	$111,896,000	$106,057,000
Depreciation expense related to assets leased to AerLine amounted to $1,659,000 for the year ended December 31, 2018 and is included in discontinued operations in the consolidated statement of operations.
Total depreciation expense, excluding amounts for assets leased to AerLine, amounted to $27,064,000 and $27,609,000 for the years ended December 31, 2019 and 2018, respectively, and is included in cost of leasing in the consolidated statement of operations.
Contingent rental fees recognized as revenues related to supplemental rent were $21,550,000 and $29,186,000 for the years ended December 31, 2019 and 2018, respectively.
The Company’s current operating lease agreements for flight equipment on lease expire over the next month to four years. The amounts in the following table are based upon the assumption that flight equipment under operating leases will remain on lease for the length of time specified by the respective lease agreements. Minimum future annual lease rentals contracted to be received under existing operating leases of flight equipment at December 31, 2019 were as follows:
2020	$40,993,000
2021	19,904,000

2022	11,879,000
2023	3,133,000
$75,909,000

NOTE I — FAIR VALUE MEASUREMENTS
Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:
•
Level 1:   Observable inputs such as quoted prices in active markets for identical assets or liabilities.

•
Level 2:   Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.

•
Level 3:   Unobservable inputs for which there is little or no market data and which require the Company to develop our own assumptions about how market participants price the asset or liability. The valuation techniques that may be used to measure fair value are as follows:

•
Market approach — Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•
Income approach — Uses valuation techniques to convert future amounts to a single present amount based on current market expectation about those future amounts.

•
Cost approach — Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The Company would measure the fair value of certain assets and liabilities on a nonrecurring basis, when U.S. GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include intangible assets acquired in business combinations.
The Company’s financial instruments, other than cash, consist principally of accounts receivable and accounts payable. The fair value of such approximates the carrying value of these financial instruments because of their short-term nature. Borrowings under the Revolving Credit Facility approximate fair value due to the variable interest rate on the facility and the recent amendment during the year.
The estimated fair values of the Company’s borrowings, excluding the Revolving Credit Facility (Note K), as of December 31, 2019 are as follows:
	Carrying Amount	Fair Value
$35.0 million senior secured notes	$3,424,273	$3,792,768
The estimated fair values of the Company’s borrowings, excluding the Revolving Credit Facility, as of December 31, 2018 are as follows:
	Carrying Amount	Fair Value
$35.0 million senior secured notes	$8,936,000	$9,305,000
The Company’s senior secured notes and borrowings under the Revolving Credit Facility are carried at historical cost and adjusted for principal payments. The respective fair values of these financial instruments are based on discounted cash flows using market-based credit spreads to establish a discount rate. The Company believes the valuation techniques applied reflect the assumptions that market participants would use in the principal or most advantageous market for issuance of the asset and liability with the same contractual terms. The senior secured notes are classified within Level 3 of the fair value hierarchy.

NOTE J — ACCRUED EXPENSES
The following is a summary of the components of accrued expenses as of:
	2019	2018
Accrued compensation and related benefits	$5,638,000	$4,218,000
Accrued legal fees	325,000	348,000
Commission fee accrual	363,000	318,000
Accrued federal, state and local taxes and fees	84,000	41,000
Other	1,082,000	551,000
	$7,492,000	$5,476,000
NOTE K — FINANCING ARRANGEMENTS
Outstanding debt obligations as of December 31, 2019 and 2018 consist of the following:
	2019	2018
$110.0 million Wells Fargo Senior Secured Revolving Credit Facility LIBOR plus margin, interest payable monthly, maturity at July 20, 2021	$—	$—
$35.0 million Senior Secured Notes, interest payable with principal monthly, maturity at August 19, 2020 net of debt issuance costs of $72,000 and $209,000 as of December 31, 2019 and 2018, respectively	3,352,000	8,727,000
Total	3,352,000	8,727,000
Less current portion	(3,352,000)	(5,512,000)
Total long-term portion	$—	$3,215,000
The aggregate maturities of debt for each of the five years subsequent to December 31, 2019 is $3,424,000 in 2020.
At December 31, 2019 and 2018, total unamortized debt issuance costs were $1,107,000 and $1,889,000, respectively. Included in deferred financing costs, net, is $ 1,035,000 and $1,680,000 unamortized deferred financing costs related to the Wells Fargo Senior Secured Revolving Credit Facility as of December 31, 2019 and 2018, respectively. Included as a direct reduction to the corresponding long-term debt is unamortized deferred financing costs of $72,000 and $209,000 as of December 31, 2019 and 2018, respectively. Amortized debt issuance costs is recorded in interest expense through maturity of the related debt using the straight-line method, which approximates the effective interest method. Amortization expense for the years ended December 31, 2019 and 2018 was $803,000 and $1,020,000, respectively.
$110.0 million Wells Fargo Senior Secured Revolving Credit Facility
On April 11, 2011, AerSale, Inc. and other subsidiary borrowers signatory (collectively, “the Borrowers”) entered into a secured credit agreement (“Revolving Credit Agreement”) with Wells Fargo Bank, N.A. as administrative agent and lender, and the other lenders signatory thereto from time to time (collectively, “the Lenders”).
On January 31, 2012, the Revolving Credit Agreement was amended (“the First Amendment”) to include additional banks in the syndication group with JPMorgan Chase Bank N.A. as syndication agent and to, among other things, (i) increase the commitment of the Lenders to $220.0 million, (ii) extend, subject to certain conditions, the maturity date to January 31, 2015, and (iii) maintain the expansion option, which permits the Borrowers, subject to certain conditions including the consent of the Lenders, to increase the maximum borrowing up to $300.0 million.
On December 20, 2013, the Revolving Credit Agreement was amended (“the Second Amendment”) to (i) increase the commitment of the Lenders to $270.0 million, (ii) extend, subject to certain conditions, the maturity date to December 20, 2018, and (iii) maintain the expansion option, which permits the Borrowers, subject to certain conditions including the consent of the Lenders, to increase the maximum borrowing up to $300.0 million.
On December 15, 2016, the Revolving Credit Agreement was amended (“the Fourth Amendment”) to, among other things, (i) limit the amount of available collateral related to assets leased to the AerLine to $65,000,000, (ii) require additional financial information from AerLine to be provided periodically, and (iii) limit AerLine advances to $18,000,000.
On July 20, 2018, the Revolving Credit Agreement was restated and amended (“Amended and Restated Credit Agreement”) (“the Fifth Amendment”) to, among other things, provide a $110.0 million aggregate amount of revolver commitments subject to borrowing base limitations and extend, subject to certain conditions, the maturity date to July 20, 2021.
The Amended and Restated Credit Agreement includes a $10 million sub facility for letters of credit and for borrowings on same-day notice referred to as “swingline loans”. The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Amended and Restated Credit Agreement. Extensions of credit under the Amended and Restated Credit Agreement are available for working capital and general corporate purposes. The commitments under the Amended and Restated Credit Agreement terminate on July 20, 2021, at which time all outstanding amounts on the Amended and Restated Credit Agreement will be due and payable.
As of December 31, 2019, there was no outstanding balance under the Amended and Restated Credit Agreement and the Company had $94.3 million of availability.
As of December 31, 2018, there was no outstanding balance under the Amended and Restated Credit Agreement and the Company had $104.0 million of availability
The obligations of the Borrowers under the Amended and Restated Credit Agreement are guaranteed by the Company, and other subsidiaries of AerSale, Inc. may be designated as borrowers on a joint and several basis. Such obligations are also secured by substantially all of the assets of the Company.
The interest rate applicable to loans outstanding on the Amended and Restated Credit Agreement is a floating rate of interest per annum of LIBOR plus a margin of 3.5%. The interest rate as of December 31, 2019 and 2018 was 7.25% and 8.0%, respectively. In addition, a commitment fee applies to the unused portion of the commitments under the Amended and Restated Credit Agreement.
The Borrowers’ ability to borrow on the Amended and Restated Credit Agreement is subject to ongoing compliance by the Company and the Borrowers with various customary affirmative and negative covenants. The Amended and Restated Credit Agreement requires the Company and Borrowers to meet certain financial and nonfinancial covenants. The Company was in compliance with these covenants as of December 31, 2019.
Interest expense on the Amended and Restated Credit Facility amounted to $1,389,000 and $703,000 for the years ended December 31, 2019 and 2018, respectively.
$35.0 million Senior Secured Notes
On September 20, 2012, Gables MSN 26343 Limited and AerSale Aviation Limited (collectively, “the Borrowers”), wholly owned subsidiaries of the Company, completed a $35.0 million private placement at par of senior secured notes that mature on August 19, 2020 (“Senior Secured Notes”). The Senior Secured Notes bear interest at a fixed rate per annum of 8%. Principal and interest on the Senior Secured Notes is payable monthly in arrears on the 19th day of each succeeding month, commencing on October 19, 2012.
The Senior Secured Notes may be redeemed by Gables MSN 26343 Limited at any time upon not less than 5 days’ notice at a redemption price equal to 100% of the outstanding principal amount thereof, together with accrued and unpaid interest thereon to the date of redemption, plus the applicable prepayment fee based on the amount of time elapsed since the anniversary date of the indenture.

The Senior Secured Notes are unconditionally and irrevocably guaranteed by AerSale334 Aviation Limited. The Senior Secured Notes are also collateralized by a first priority mortgage and security interest in a Boeing Model 747-400BDSF aircraft owned by Gables MSN 26343 Limited and a collateral assignment of a lease associated with such aircraft. The indenture governing the Senior Secured Notes contains nonfinancial covenants that must be met.
Interest expense on the Senior Secured Notes amounted to $516,000 and $938,000 for the years ended December 31, 2019 and 2018, respectively.
$25.0 million Key Bank Loan Agreement
On April 24, 2015, a subsidiary of the Company entered into a $25 million loan agreement with Key Bank National Association N.A. (“Key Bank Loan”) as administrative agent and lender, and the other lenders signatory thereto from time to time. The Key Bank Loan covered two Boeing 747 aircraft and five spare engines and are secured by those assets (such assets are excluded from the Wells Fargo Senior Secured Revolving Credit Facility) which are on lease to a lessee in Spain. Additionally, the Key Bank Loan is guaranteed by the Company.
Borrowings under this loan can be made up to the defined percentage of the current market value of the assets. The term of the loan is the expiration of the current leases or lease extensions with the same or better rental rates with provisions for possible remarketing of the assets after lease expiration. One aircraft lease expired in January 2019. The other aircraft and all the engine leases expired on May 2015, November 2016, and December 2016 and have been removed from the borrowing base of this loan.
The interest rate on the Key Bank Loan is LIBOR plus a margin of 3.5% or prime plus a margin of 2.5%, for any period for which a LIBOR rate is not available until a LIBOR rate is available. Principal and interest payments are due quarterly, with principal payments calculated at 5.106% of the original amount of each borrowing. Interest expense amounted to $0 and $72,000 for the years ended December 31, 2019 and 2018, respectively. Effective August 30, 2018, the Company paid all outstanding balances due on this note. Interest rate as of August 30, 2018 was 5.5%.
NOTE L — INCOME TAXES
Income tax expense (benefit), including tax of $0 from discontinued operations, consists of:
	Current	Deferred	Total
Year ended December 31, 2019:
U.S. federal	$529,000	$1,339,000	$1,868,000
U.S. state	1,170,000	(541,000)	629,000
Foreign	3,000	1,664,000	1,667,000
Total income tax expense (benefit)	$1,702,000	$2,462,000	$4,164,000

	Current	Deferred	Total
Year ended December 31, 2018:
U.S. federal	$2,516,000	$(6,882,000)	$(4,366,000)
U.S. state	391,000	(496,000)	(105,000)
Foreign	1,682,000	(438,000)	1,244,000
Total income tax expense (benefit)	$4,589,000	$(7,816,000)	$(3,227,000)

Tax Rate Reconciliation
The provision for income taxes on pre-tax incon differs from the amount computed by applying the U.S. federal statutory income tax rate of 21.0% for the years ended December 31, 2019 and 2018 due to the following:
	2019	2018
Provision for income tax at the federal statutory rate	$4,130,000	$4,935,000
State taxes	678,000	(59,000)
Permanent differences	48,000	(4,260,000)
Foreign taxes	(222,000)	145,000
Change in valuation allowance	—	(3,922,000)
Other	(470,000)	(66,000)
Total income tax expense (benefit)	$4,164,000	$(3,227,000)
Significant Components of Deferred Taxes
Deferred tax assets and liabilities reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of December 31, 2019 and 2018 are as follows:
	2019	2018
Deferred tax assets:
Net operating losses	$432,000	$408,000
Foreign tax credit carryforwards	2,555,000	4,162,000
Inventory basis differences	5,333,000	5,125,000
Deferred rent	76,000	119,000
Maintenance deposit payments	943,000	635,000
Deferred revenue	1,873,000	821,000
Allowance for doubtful accounts	391,000	365,000
Transaction costs	523,000	—
Intangible assets	807,000	3,716,000
Accrued expenses	1,232,000	869,000
Other	153,000	31,000
Total deferred tax assets	14,318,000	16,251,000
Deferred tax liabilities:
Fixed assets	(8,320,000)	(5,169,000)
Section 481(a) adjustments	(633,000)	(164,000)
Deferred insurance proceeds	(611,000)	(585,000)
Total deferred tax liabilities	(9,564,000)	(5,918,000)
Deferred income taxes, net	$4,754,000	$10,333,000
If it is more likely than not that the Company will not recover its deferred tax assets, the Company will increase its provision for taxes by recording a valuation allowance against the deferred tax assets that management estimates will not ultimately be recoverable. After considering all of the evidence, both positive and negative, it was determined more likely than not that the Company’s net deferred tax asset in the U.S. jurisdiction will be realizable as of December 31, 2019. The negative evidence considered consisted of the Company’s net losses incurred in the year ended December 31, 2017. The positive evidence considered included the Company’s three-year cumulative income position as of December 31, 2019, improved financial performance and turn to profitability in 2018. Additional positive evidence evaluated included projections of future taxable income and reversals of deferred tax liabilities. The Company gives more weight to items that are objectively verifiable (such as three years of cumulative income) than to items that are more subjective (such as projections of future taxable income). In offsetting negative evidence, the Company gives more weight to projections of future taxable income when those projections have been met in recent periods. Accordingly, the Company concluded at December 31, 2019 that the positive evidence outweighed the negative evidence and that it was more likely than not that the Company would utilize its U.S. net deferred tax asset. The change in valuation allowance in 2018 was a decrease of $13,697,000, which represents a reduction in the Company’s valuation allowance of $3,922,000 (related to the realizability of the Company’s deferred tax assets) and a reduction of $9,775,000 due to the deconsolidation of AerLine.
At December 31, 2019 and December 31, 2018, the Company had net operating losses available for carry-forward for Federal income tax purposes of approximately $0.6 million and $0.9 million, respectively. These net operating loss carryforwards will expire on various dates through 2034. Utilization of the net operating loss carryforwards as of December 31, 2019 are subject to annual limitation under Sec. 382 of the Internal Revenue Code. A deferred tax asset has been recorded only for those carryforwards that the Company expects to utilize prior to expiration.
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and in Ireland. Tax years beginning in 2016 through 2019 are open for examination by the U.S. Internal Revenue Service and tax years beginning in 2015 through 2019 are open for examination by various state taxing jurisdictions in which the Company is subject to tax. Tax years beginning in 2015 through 2019 are open for examination by the Irish taxing authorities.
ASC 740, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, and disclosure and transition. As of December 31, 2019 and 2018, there was no reserve for uncertain tax positions.
NOTE M — EARNINGS PER SHARE
The computation of basic and diluted earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during each period. The computation of basic and diluted earnings per share are impacted by dividends for preferred stockholders.
The following table provides a reconciliation of the computation for basic earnings per share for the years ended December 31:
	2019	2018
Income from continuing operations	$15,499,138	$26,725,449
Income from discontinued operations	—	21,260,340
Net income	15,499,138	47,985,789
Income attributable to noncontrolling interest	—	39,132,578
Income attributable to AerSale Corp.	15,499,138	8,853,211
Dividends attributable to preferred stockholders	(34,632,836)	(33,577,536)
Loss attributable to common shareholders for EPS	$(19,133,698)	$(24,724,325)
Weighted-average number of shares outstanding – basic & diluted	50,000	50,000
Loss per share – basic and diluted:
Loss per share from continuing operations	$(383)	$(137)
Loss per share from discontinued operations and noncontrolling interest	—	(357)
Loss per share	$(383)	$(494)

NOTE N — STOCKHOLDERS’ EQUITY
8.65% Cumulative Preferred Shares
The preferred stock was issued at a purchase price of $1,000 per share and ranks senior to common stock. The preferred stock has an initial liquidation preference equal to its $1,000 per share purchase price, and accrues dividends at an annual rate of 8.65%. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of the preferred stock will be entitled to receive, out of assets available for distribution to our stockholders and before any distribution of assets to our common stockholders, an amount equal to the then-current liquidation preference, which includes accrued and unpaid dividends. For the years ended December 31, 2019 and 2018, accrued dividends were $ 34,633,000 and $33,578,000, respectively. Effective October 31, 2019, all holders of the issued and outstanding 8.65% cumulative preferred shares agreed to waive $150,248,000 of liquidation preference. Through December 31, 2019 and 2018, cumulative, the aggregate liquidation preference was $293,775,000 and $409,390,000, respectively. When dividends are declared by the Company’s board of directors, such dividends will be accrued and charged to retained earnings, if any, or additional paid-in capital.
Common Stock
Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company.
Stock Appreciation Rights
The Company granted stock appreciation rights to certain of its executives. These awards entitle the holders to compensation in the Company’s stock from the date of grant to when the award is exercised. The awards are only exercisable upon a change in control and subject to the holder’s continuing employment. The awards are not currently exercisable. The Company’s accounting policy is to reflect compensation expense when a change in control is deemed probable based on the grant date fair value of the award. Fair value will be determined using the Black Scholes options pricing model.
NOTE O — BUSINESS SEGMENTS
Consistent with how our chief operating decision maker (Executive Chairman and Chief Executive Officer) evaluates performance and utilizes gross profit as a profitability measure, we report our activities in two business segments:
•
Asset Management Solutions — comprised of activities to extract value from strategic asset acquisitions through leasing, trading, or disassembling for product sales

•
Tech Ops — comprised of maintenance, repair and overhaul (“MRO”) activities; and product sales of internally developed engineered solutions and other serviceable products.

The Asset Management Solutions segment provides short-term and long-term leasing solutions of aircraft and jet engines to passenger and cargo operators with activities in Eurasia and South America. Assets considered to be at or near the end of their useful lives, as supplied by our leasing portfolio or acquisitions, are analyzed for return maximization to assess whether they will be traded as whole assets or disassembled and sold as individual spare parts and components.
The Tech Ops segment consists of aftermarket support and services businesses that provide maintenance support for aircraft and aircraft components, and sale of engineered solutions. Our MRO business also engages in longer term projects such as aircraft modifications, cargo conversions of wide-body aircraft, and aircraft storage. The segment also includes MRO of landing gear, thrust reversers, and other components. Cost of sales consists principally of the cost of product, direct labor, and overhead. Our engineered solutions revenues consist of sales of products internally developed as permitted by Supplemental Type Certificates issued by the FAA. These products are proprietary in nature and function as non-original equipment manufacturer solutions to airworthiness directives and other technical challenges for operators. In order to develop these products, we engage in research and development activities. Periodically, our Tech Ops division will engage in the repair and sale of used serviceable materials through their ability to overhaul existing inventory.
The accounting policies for the segments are the same as those described in Note B. Gross Profit is calculated by subtracting cost of sales from sales. The assets and certain expenses related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around the differences in products and services. The segment reporting excludes the allocation of selling, general and administrative expenses, interest expense and income tax expense.
Selected financial information for each segment for the years ended December 31, 2019 and 2018 is as follows:
	2019	2018
Revenues
Asset Management Solutions
Aircraft	$98,736,000	$95,353,000
Engine	123,088,000	149,819,000
	$221,824,000	$245,172,000
Tech Ops
MRO Services	$69,389,000	$38,779,000
Product Sales	12,988,000	6,781,000
	82,377,000	45,560,000
Total	$304,201,000	$290,732,000

	2019	2018
Gross Profit
Asset Management Solutions
Aircraft	$27,592,000	$21,708,000
Engine	40,113,000	41,949,000
	$67,705,000	$63,657,000
Tech Ops
MRO Services	$11,125,000	$6,818,000
Product Sales	6,219,000	1,694,000
	17,344,000	8,512,000
Total	$85,049,000	$72,169,000

	2019	2018
Total Assets
Asset Management Solutions	$254,324,000	$207,125,000
Tech Ops	88,129,000	105,739,000
Corporate	1,531,000	7,605,000
	$343,984,000	$320,469,000
Total Depreciation and Amortization Expense
Asset Management Solutions	$28,579,000	$27,611,000
Tech Ops	1,301,000	865,000
Corporate	201,000	1,350,000

	2019	2018
	$30,081,000	$29,826,000
Total Capital Expenditures
Asset Management Solutions	$36,479,000	$7,623,000
Tech Ops	1,500,000	1,033,000
Corporate	149,000	168,000
	$38,128,000	$8,824,000
The following table reconciles segment gross profit to net income from continuing operations for the years ended December 31:
	2019	2018
Segment gross profit	$85,049,000	$(72,169,000)
Selling, general and administrative expenses	(62,990,000)	(46,663,000)
Interest expense, net	(3,007,000)	(2,375,000)
Other income, net	611,000	367,000
Income tax benefit	(4,164,000)	3,227,000
Net income from continuing operations	$15,499,000	$26,725,000
The following table presents revenues based on the customers’ geographic location and long-lived assets located in the United States, our country of domicile, for the years ended December 31,
Revenues	2019	2018
Domestic	$105,083,000	$135,892,000
Foreign	199,118,000	154,840,000
Total revenues	$304,201,000	$290,732,000
Long-lived assets	2019	2018
Domestic	$113,966,000	$86,551,000
Foreign	39,626,000	38,262,000
Total long-lived assets	$153,592,000	$124,813,000
As of December 31, 2019, the Company had one customer representing 10% or more of total sales. Total sales to that customer amounted to $49,085,000 and was included in the asset management segment. As of December 31, 2018, the Company had one customer representing 10% or more of total sales. Total sales to that customer amounted to $53,687,000 and was included in the asset management segment.
Intersegment sales includes amounts invoiced by a segment for work performed for another segment. Amounts are based on actual work performed or products sold and agreed-upon pricing which is intended to be reflective of the contribution made by the supplying business segment. All intersegment transactions have been eliminated upon consolidation. Intersegment revenue for the years ended December 31, 2019 and 2018, is as follows:
	2019	2018
Asset Management Solutions	$334,000	$233,000
Tech Ops	2,015,000	4,055,000
Total intersegment revenues	$2,349,000	$4,288,000

NOTE P — SUPPLEMENTAL CASH FLOW INFORMATION
	2019	2018
Cash paid during the year for:
Income taxes, net	$8,529,000	$4,656,000
Interest	1,905,000	2,310,000
Noncash investing activities:
Reclassification of aircraft and aircraft engines inventory to (from) equipment held for lease net	$(22,468,000)	$182,000
NOTE Q — COMMITMENTS AND CONTINGENCIES
Management Compensation
Certain executive management entered into employment agreements with the Company. The contracts are for a period of three years, and the contracts provide that such management may earn discretionary bonuses, computed upon a sliding percentage scale of their base salaries, based on the overall financial performance of the Company and each individual’s contributions, subject to approval by the board of directors. Additionally, under certain termination conditions, such contracts provide for severance payments, including payment of base salary, bonus, and fringe benefits. The contracts include certain noncompete clauses commencing upon the employee’s separation from the Company.
Litigation
The Company could be involved in litigation incidental to the operation of the business. The Company intends to vigorously defend all matters in which the Company is named defendants, and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect the Company. Although the adequacy of existing insurance coverage of the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, the Company does not believe the ultimate liability associated with known claims or litigation, if any, in which the Company is involved will materially affect the Company’s consolidated financial condition or results of operations.
Lease Commitments
The Company leases office space, warehouses, hangars, computers, and equipment in connection with its operations under various operating leases, many of which contain escalation clauses.
Future minimum lease payments under non-cancelable operating leases (with initial lease terms in excess of one year) as of December 31, 2019 are:
Operating Leases
Year ending December 31:
2020	$4,314,000
2021	4,089,000
2022	2,850,000
2023	2,002,000
2024	1,822,000
Thereafter	5,342,000
Total minimum lease payments	$20,419,000
Expense charged to operations under the operating lease agreements was $5,597,000 and $4,299,000 for the years ended December 31, 2019 and 2018, respectively. Operating lease expense is recognized on a straight-line basis over the term of the lease, including any option periods, as appropriate. The same lease term is used for lease classification, the amortization period of related leasehold improvements, and the estimation of future lease commitments.
NOTE R — RELATED-PARTY TRANSACTIONS
The Company, in the normal course of its operations, engages in transactions with certain of its stockholders or their affiliates. On a monthly basis, the Company pays its majority stockholder a fee in exchange for advisory, investment banking, management, consulting, and financial planning services provided on an ongoing basis. Total management fees paid to or accrued for the majority stockholder for the years ended December 31, 2019 and 2018 totaled $557,000 and $550,000, respectively. As discussed in Note S, the Company has entered into various agreements with AerLine, a consolidated VIE through August 31, 2018, and its subsidiaries, XTRA Airways and Songbird, which was owned by the Executive Chairman and Executive Vice Chairman of the Company.
NOTE S — DISCONTINUED OPERATIONS
The primary business activity of AerLine was to operate charter airline services and the aircraft used to fly these charters were leased from the Company. Additionally, Company personnel dedicated time to providing general, administrative and consulting services to AerLine Holdings, which were covered under a shared service agreement.
The Company had determined that the business relationship with AerLine and its subsidiaries qualified AerLine as a VIE with the Company deemed the primary beneficiary. Accordingly, the Company consolidated the financial results of AerLine in accordance with ASC Topic 810 “Consolidation”.
Effective August 31, 2018, AerLine sold all of its interest in XTRA Airways in consideration for a promissory note in the amount of $5,000,000 and a 9.99% interest in the buyer, at which point AerLine ceased to meet the consolidation criteria as a VIE under U.S. GAAP. The historical results of AerLine are reported as discontinued operations in our consolidated statements of operations for all periods presented.
Since the Company did not have an equity interest in AerLine or participate otherwise in the sharing of the net results of the VIE, the accounting guidance required that the noncontrolling interest on the consolidated statements of operations for the Company represent the full results of the VIE before eliminations. The noncontrolling interest on the consolidated balance sheets represents the net equity of AerLine Holdings before eliminations.
The details of our income from discontinued operations, net of tax, consists of:
Year Ended December 31, 2018
Charter revenue	$28,385,000
Charter expenses	(19,865,000)
Selling, general and administrative	(9,693,000)
Depreciation	(1,659,000)
Gain on sale of intangible assets	23,177,000
Other income, net	2,294,000
Loss on deconsolidation	(1,380,000)
Total income from discontinued operations	$21,259,000
Total interest income charged by the Company to AerLine Holdings for the years ended December 31, 2018 amount to $850,000. The 2018 amount was eliminated upon consolidation.
AerSale, Inc. and AerLine Holdings and its subsidiaries entered into shared services agreements to provide back office and executive services. For the year ended December 31, 2018, the Company recognized $583,000, of revenue related to the agreements. The 2018 amount was eliminated upon consolidation.
AerSale, Inc. and AerLine Holdings and its subsidiaries also entered into Goods and Services Agreements for AerSale, Inc. to provide aircraft, parts and MRO services to the AerLine Holdings subsidiaries. For the year ended December 31, 2018, the Company recognized $3,813,000, of revenue related to the agreements. The 2018 amount was eliminated upon consolidation.
The Company leased various aircraft to AerLine under operating leases with terms ranging from 24 to 60 months, expiring in 2021. On March 5, 2018, these lease agreements were terminated. Rental income recognized by the Company for the year ended December 31, 2018 was $2,419,000 and was eliminated upon consolidation.
A portion of the balances due to the Company from AerLine were forgiven in 2018. Amounts due from AerLine as of December 31, 2019 and 2018, were $11,581,000 and $29,631,000, respectively. The balance due from AerLine as of December 31, 2019 and 2018 is presented in the consolidated balance sheets as due from related party, of which $6,131,000 and $18,050,000 is presented as a current asset as of December 31, 2019 and 2018, respectively, while $5,450,000 and $11,581,000 is presented as a long term asset as of December 31, 2019 and 2018, respectively. The balances due from AerLine as of December 31, 2019 and 2018 are unsecured and AerLine currently has no operations. The Company has the right to all proceeds received from AerLine related to the sale of assets. The primary asset is the 9.99% ownership interest in the entity that acquired the XTRA Airways customer relationships. The amount of ultimate proceeds to be received through the sale of these assets is uncertain. Should the proceeds received be less than the $11,581,000 asset currently recorded on the Company’s December 31, 2019 balance sheet, the Company will record an impairment charge for the difference. On January 31, 2020, the Company collected $5,946,386 of the amounts due from AerLine.
NOTE T — BENEFIT PLANS
The Company sponsors an employee retirement savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute, but not more than statutory limits. The Company makes nondiscretionary 3% Safe Harbor contributions of participants’ eligible earnings who have completed the plan’s eligibility requirements. The contributions are made to the plan on behalf of the employees. Total nondiscretionary contributions to the plan were $875,000 and $404,000 for the years ended December 31, 2019 and 2018, respectively.
NOTE U — BUSINESS COMBINATIONS
On June 10, 2019, the Company acquired all of the outstanding shares of a used serviceable material distributor and certified repair facility, Qwest Air Parts, Inc. (“Qwest”), a Florida corporation located in Memphis, Tennessee, for $26,081,000. The purpose of the acquisition was to improve the Company’s profitability by enhancing service in its Asset Management Solutions segment. The results of Qwest operations have been included in the Company’s consolidated financial statements since the acquisition date. All assets and liabilities of Qwest were revalued to their fair market value, and to the extent that the purchase cost exceeded the fair market value of the net assets, that excess was classified as goodwill. The goodwill is attributable to the general reputation of the business and the collective experience of Quest’s management and employees. The goodwill is not expected to be deductible for Federal tax purposes. Qwest’s revenues and income from operations from June 10, 2019 through December 31, 2019 were $10,396,000 and $1,815,000, respectively. This business mainly operates as part of the Company’s Asset Management Solutions segment. The purchase price for Qwest was allocated as follows:
Acquisition Date Fair Values
Accounts receivable	$2,714,000
Inventory	3,289,000
Deposits, prepaid expenses, and other current assets	218,000
Property and equipment	567,000
Other intangible assets	10,324,000
Goodwill	13,402,000
Accounts payable	(410,000)

Acquisition Date Fair Values
Accrued expenses	(1,151,000)
Deferred tax liability	(2,872,000)
Total purchase price	$26,081,000

The intangible assets included above consist of the following:
Fair Value
FAA part 145 certificate (indefinite-lived)	$724,000
	Useful Life In Years	Fair Value
Customer relationships	10	$9,600,000
The following unaudited pro forma information presents our consolidated results of operations as if Qwest had been included in our consolidated results since January 1, 2018:
	For the Year ended December 31,
	2019	2018
	(Unaudited)
Revenues	$314,995,000	$309,638,000
Net income from continuing operations	17,668,000	31,079,000
Net loss attributable to AerSale Corp.	(16,965,000)	(20,371,000)
Loss per share attributable to AerSale Corp.	(339)	(407)
The unaudited pro forma financial information is presented for informational purposes only, and may not necessarily reflect the Company’s future results of operations or what the results of operations would have been had the Company owned and operated Qwest as of January 1, 2018.
On November 28, 2018, the Company acquired all of the outstanding shares Avborne Component Solutions (“Avborne”). The purpose of the acquisition was to improve the Company’s profitability by enhancing service in its TechOps segment. In connection with the acquisition, all assets and liabilities of the acquired company were revalued to their fair market value, and to the extent that the purchase cost exceeded the fair market value of the assets, that excess was classified as goodwill. The purchase price of Avborne was $22,284,000 and was accounted for as a business acquisition. Avborne’s revenues and income from operations from November 28, 2018 through December 31, 2018 were $1,829,000 and $69,000, respectively. This business mainly operates as part of the Company’s TechOps segment. The purchase price for Avborne was allocated as follows:
Acquisition Date Fair Values
Accounts receivables, net	$2,680,000
Inventory	5,500,000
Deposits, prepaid expenses and other current assets	211,000
Fixed assets	1,733,000
Deferred tax asset	3,848,000
Intangible assets	10,000,000
Goodwill	63,000
Accounts payable, net	(1,249,000)
Accrued taxes	(37,000)
Accrued expenses	(465,000)
Total purchase price	$22,284,000

The intangible assets included above consist of the following:
Fair Value
Trademarks	$600,000
FAA certificate	7,300,000
Total intangible assets with indefinite lives	$7,900,000

	Useful Life In Years	Fair Value
Customer relationships	10	$2,100,000
Total intangible assets with definite lives		$2,100,000
The following unaudited pro forma information presents our consolidated results of operations as if Avborne had been included in our consolidated results since January 1, 2018:
For the Year ended December 31, 2018
(Unaudited)
Revenues	$306,368,000
Net income from continuing operations	26,576,000
Net income attributable to AerSale Corp.	8,703,000
Loss per share attributable to AerSale Corp.	(496)
The unaudited pro forma financial information is presented for informational purposes only, and may not necessarily reflect the Company’s future results of operations or what the results of operations would have been had the Company owned and operated Avborne as of January 1, 2018.
NOTE V — SUBSEQUENT EVENTS
On January 7, 2020 the Company acquired all of the outstanding shares of a certified repair facility, Aircraft Composite Technologies, Inc., a Florida Corporation located in Miami, Florida for $18,090,275. As of the date of this report, the Company has not determined the allocation of the purchase price to the acquired assets and liabilities of Aircraft Composite Technologies, Inc.
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. Since then, there has been an outbreak of COVID-19 throughout the globe, and the World Health Organization has now declared COVID-19 a pandemic. As a result, there has been a substantial curtailment of global travel and business activities which will have an impact on airline spending and demand and the global economy generally. It is too uncertain at this time to predict the full impact that the COVID-19 outbreak will have on the future results of the Company.
The Company has evaluated subsequent events from the consolidated balance sheet date through March 27, 2020, the date at which the consolidated financial statements were available to be issued.

AERSALE CORP. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(Unaudited)
	September 30, 2020	December 31, 2019
Current assets:
Cash and cash equivalents	$17,369,878	$17,505,002
Accounts receivable, net of allowance for doubtful accounts of $1,837,000 and $1,545,000 as of September 30, 2020 and December 31, 2019	38,957,481	51,867,653
Inventory:
Aircraft, airframes, engines and parts, net	69,112,736	57,918,723
Advanced vendor payments	10,530,062	3,247,255
Due from related party	830,369	6,130,990
Deposits, prepaid expenses and other current assets	7,129,485	5,116,175
Total current assets	143,930,011	141,785,798
Fixed assets:
Aircraft and engines held for lease, net	85,959,095	111,896,294
Property and equipment, net	7,838,606	7,461,792
Inventory:
Aircraft, airframes, engines and parts, net	44,724,078	37,043,804
Deferred income taxes	3,413,572	4,753,679
Deferred financing costs, net	534,616	1,034,564
Deferred customer incentives and other assets, net	270,782	324,869
Goodwill	19,860,168	13,858,551
Other intangible assets, net	28,899,377	20,375,166
Due from related party	5,449,739	5,449,739
Total assets	$340,880,044	$343,984,256
Current liabilities:
Accounts payable	15,751,468	17,030,404
Accrued expenses	8,812,043	9,629,084
Lessee and customer purchase deposits	2,756,987	3,473,921
Current portion of long-term debt, net	—	3,351,714
Deferred revenue	5,554,252	7,708,761
Total current liabilities	32,874,750	41,193,884
Long-term lease deposits	1,144,771	4,184,874
Maintenance deposit payments and other liabilities	5,034,469	4,620,133
Total liabilities	$39,053,990	$49,998,891
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 200,000 shares; senior as to all other equity instruments with an 8.65% cumulative dividend rate of the stated liquidation preference of $200,000,000	2,000	2,000
Common stock, $0.01 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	500	500
Additional paid-in capital	243,218,738	243,218,738
Retained earnings	58,604,816	50,764,127
Total equity	301,826,054	293,985,365
Total liabilities and stockholders’ equity	$340,880,044	$343,984,256

AERSALE CORP. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)
	Nine Months Ended
	September 30, 2020	September 30, 2019
Revenue:
Products	$37,726,383	$86,951,583
Leasing	47,637,093	47,180,822
Services	74,192,768	49,192,438
Total net revenue	159,556,244	183,324,843
Cost of sales and operating expenses:
Cost of products	41,206,646	67,930,066
Cost of leasing	21,315,784	21,442,161
Cost of services	57,369,877	41,075,944
Total cost of sales	119,892,307	130,448,171
Gross profit	39,663,937	52,876,672
Selling, general and administrative expenses	40,614,124	42,046,246
CARES Act proceeds	(12,692,702)	—
Transaction costs	433,681	845,479
Income from operations	11,308,834	9,984,947
Other income (expenses):
Interest expense, net	(1,306,977)	(2,227,025)
Other income, net	358,137	449,850
Total other expenses	(948,840)	(1,777,175)
Income from operations before income tax provision	10,359,994	8,207,772
Income tax expense	(2,519,305)	(1,712,103)
Net income	7,840,689	6,495,669
Dividends attributable to preferred stockholders	18,582,068	27,137,681
Net loss attributable to AerSale Corp. common shareholders	$(10,741,379)	$(20,642,012)
Loss per share – basic and diluted:
Net loss per share attributable to AerSale Corp.	$(215)	$(413)

AERSALE CORP. AND SUBSIDIARIES
Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)
	Preferred Stock		Common Stock		Additional paid-in Capital	Retained Earnings	Total AerSale Stockholders’ Equity
	Amount	Shares	Amount	Shares
Balance at December 31, 2018	$2,000	200,000	$500	50,000	$243,218,738	$34,548,556	$277,769,794
Cumulative effect of adjustment upon adoption of ASC 606 on January 1, 2019, net of tax	—	—	—	—	—	716,433	716,433
Net income	—	—	—	—	—	6,495,669	6,495,669
Balance at September 30, 2019	2,000	200,000	500	50,000	243,218,738	41,760,658	284,981,896
Balance at December 31, 2019	2,000	200,000	500	50,000	243,218,738	50,764,127	293,985,365
Net income	—	—	—	—	—	7,840,689	7,840,689
Balance at September 30, 2020	$2,000	200,000	$500	50,000	$243,218,738	$58,604,816	$301,826,054

AERSALE CORP. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)
	Nine Months Ended
	September 30, 2020	September 30, 2019
Cash flows from operating activities:
Net income	$7,840,689	$6,495,669
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,513,170	21,837,616
Amortization of debt issuance costs	572,506	599,261
Inventory impairment	13,427,091	5,386,102
Impairment of aircraft held for lease	3,035,578	—
Provision for doubtful accounts	262,462	(23,776)
Deferred income taxes	1,340,107	3,570,627
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	8,976,804	(1,331,922)
Inventory	(28,617,019)	(43,833,947)
Deposits, prepaid expenses, and other current assets	3,309,107	(3,958,382)
Deferred customer incentives and other assets	55,754	28,505
Advance vendor payments	(7,282,807)	(884,599)
Accounts payable	(1,413,174)	(2,728,132)
Accrued expenses	(869,887)	(559,972)
Deferred revenue	(2,934,509)	(373,993)
Lessee and customer purchase deposits	1,355,744	5,080,894
Other liabilities	414,336	488,770
Net cash provided by (used in) operating activities	19,985,952	(10,207,279)
Cash flows from investing activities:
Business acquisitions	(16,975,595)	(26,065,000)
Proceeds from sale of assets	3,100,000	4,101,258
Acquisition of aircraft and engines held for lease, including capitalized cost	(1,227,004)	(32,169,874)
Purchase of property and equipment	(1,594,204)	(1,528,970)
Net cash used in investing activities	(16,696,803)	(55,662,586)
Cash flows from financing activities:
Repayments of 8% Senior Secured Notes	(3,424,273)	(4,092,568)
Proceeds from revolving credit facility	104,634,191	79,039,315
Repayments of revolving credit facility	(104,634,191)	(43,500,000)
Net cash (used in) provided by financing activities	(3,424,273)	31,446,747
Cash flows from discontinued operations
Net cash provided by operating activities	—	17,930,772
Net cash flows provided by discontinued operations	—	17,930,772
Decrease in cash and cash equivalents	(135,124)	(16,492,346)
Cash and cash equivalents, beginning of period	17,505,002	21,604,166
Cash and cash equivalents, end of period	$17,369,878	$5,111,820

AERSALE CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE A — DESCRIPTION OF THE BUSINESS
Organization
AerSale Corp. (the “Company” or “AerSale”) is a Delaware holding company that conducts business through its wholly owned subsidiaries. Effective November 25, 2019, the Company restated its certificate of incorporation to amend its name from AerSale Holdings, Inc. to AerSale Corp. and its subsidiaries are the primary operating companies of AerSale Corp. The Company’s corporate headquarters are based in Miami, Florida, with additional offices, hangars and warehouses located throughout the world.
New Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. In July 2018, FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases” and ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements.” Topic 842 will be effective for the Company during the first quarter of 2022 on a modified retrospective basis. Although early adoption is permitted, we plan to adopt Topic 842 during the first quarter of 2022. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” In November 2018, FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” which amends the scope and transition requirements of ASU 2016-13. Topic 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Topic 326 will become effective for the Company beginning January 1, 2023, with early adoption permitted, on a modified retrospective basis. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Interim Financial Statements
The accompanying unaudited interim consolidated financial statements have been prepared from the books and records of the Company in accordance with Accounting Principles Generally Accepted in the United States (“U.S. GAAP”) for interim financial information and Rule 10-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (“SEC”), which permits reduced disclosures for interim periods. Although these interim consolidated financial statements do not include all of the information and footnotes required for complete annual consolidated financial statements, management believes all adjustments, consisting only of normal recurring adjustments, and disclosures necessary for a fair presentation of the accompanying condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ equity and cash flows have been made. Unaudited interim results of operations and cash flows are not necessarily indicative of the results that may be expected for the full year. Unaudited interim condensed consolidated financial statements and footnotes should be read in conjunction with the audited consolidated financial statements and footnotes included elsewhere in this proxy/prospectus statement, wherein a more complete discussion of significant accounting policies and certain other information can be found.
Revenue Recognition
Products — Used Serviceable Material Sales (“USM”)
Revenues from sales of USM are measured based on consideration specified within customer contracts, and excludes any sales commissions and taxes collected and remitted to government agencies. We recognize revenue when performance obligations are satisfied by transferring control of a product or service to a customer. The parts are sold at a fixed price with no right of return. In determining the performance obligation, management has identified the promise in the contract to be the shipment of the spare parts to the customer. Title passes to the buyer when the goods are shipped, the buyer is responsible for any loss in transit and the Company has a legal right to payment for the spare parts once shipped. We generally sell our USM products under standard 30-day payment terms, subject to certain exceptions. Customers neither have the right to return products nor do they have the right to extended financing. The Company has determined physical acceptance of the spare parts to be a formality in accordance with ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” Additionally, there is no impact to the timing and amounts of revenues recognized for spare part sales related to the implementation of ASC 606.
Spare parts revenue is based on a set price for a set number of parts as defined in the purchase order. The performance obligation is completed once the parts have shipped and as a result, all of the transaction price is allocated to that performance obligation. The Company has determined that it is appropriate to recognize spare parts sales at a point in time (i.e., the date the parts are shipped) in accordance with ASC 606.
Products — Whole Asset Sales
Revenues from whole asset sales are measured based on consideration specified in the contract with the customer. The Company and customer enter into an agreement which outlines the place and date of sale, purchase price, condition of the whole asset, bill of sale and the assignment of rights and warranties from the Company to the customer. The Company believes the whole asset holds standalone value to the customer as it is not dependent on any other services for functionality purposes and therefore is distinct within the context of the contract and as described in ASC 606-10. Accordingly, the Company has identified the transfer of the whole asset as the performance obligation. The transaction price is set at a fixed dollar amount per fixed quantity (number of whole assets) and is explicitly stated in each contract. Whole asset sales revenue is based on a set price for a set number of assets, which is allocated to the performance obligation discussed above, in its entirety. The Company has determined the date of transfer to the customer is the date the customer obtains control over the asset and would cause the revenue recognition. Payment is required in full upon customer’s acceptance of the whole asset on the date of the transfer. As such, there is no impact to the timing and amounts of revenue recognized for whole asset sales related to the implementation of ASC 606.
Leasing Revenues
The Company leases flight equipment under operating leases that contain monthly base rent and reports rental income straight line over the life of the lease as it is earned. Additionally, the Company’s leases provide for supplemental rent, which is calculated based on actual hours or cycles of utilization and, for certain components, based on the amount of time until maintenance of that component is required. In certain leases, the Company records supplemental rent paid by the lessees as maintenance deposit payment liabilities in recognition of the Company’s contractual commitment to reimburse qualifying maintenance. Reimbursements to the lessees upon receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit payments liabilities. In leases where the Company is responsible for performing certain repairs or replacement of aircraft components or engines, supplemental rent is recorded as revenue in the period earned. In the event of premature lease termination or lessee default on the lease terms, revenue recognition will be discontinued when outstanding balances are beyond the customers’ deposits held. Payment terms for leased flight equipment is due upon receipt.
Service Revenues
Service revenues are recognized as performance obligations are fulfilled and the benefits are transferred to the customer. At contract inception, we evaluate if the contract should be accounted for as a single performance obligation or if the contract contains multiple performance obligations. In some cases, our service contract with the customer is considered one performance obligation as it includes factors such as the good or service being provided is significantly integrated with other promises in the contract, the service provided significantly modifies or customizes the other good or service or the goods or services are highly interdependent or interrelated with each other. If the contract has more than one performance obligation, the

Company determines the standalone price of each distinct good or service underlying each performance obligation and allocates the transaction price based on their relative standalone selling prices. The transaction price of a contract, which can include both fixed and variable amounts, is allocated to each performance obligation identified. Some contracts contain variable consideration, which could include incremental fees or penalty provisions related to performance. Variable consideration that can be reasonably estimated based on current assumptions and historical information is included in the transaction price at the inception of the contract but limited to the amount that is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration that cannot be reasonably estimated is recorded when known.
For most service contracts, performance obligations are satisfied over time as work progresses based on transfer of control of products and services to our customers. We receive payments from our customers based on billing schedules or contract terms.
For performance obligations that are satisfied over time, we measure progress in a manner that depicts the performance of transferring control to the customer. As such, we utilize the input method of cost-to-cost to recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. We are required to make certain judgments and estimates, including estimated revenues and costs, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results. Under most of our Maintenance, Repair and Overhaul (“MRO”) contracts, if the contract is terminated for convenience, we are entitled to payment for items delivered, fair compensation for work performed, the costs of settling and paying other claims and a reasonable profit on the costs incurred or committed.
Changes in estimates and assumptions related to our arrangements accounted for using the input method based on labor hours are recorded using the cumulative catchup method of accounting. These changes are primarily adjustments to the estimated profitability for our long term programs where we provide MRO services.
We have elected to use certain practical expedients permitted under ASC 606. Shipping and handling fees and costs incurred associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost, are included in cost of sales in our condensed consolidated statements of operations and are not considered a performance obligation to our customers. Our reported sales on our condensed consolidated statements of operations are net of any sales or related non income taxes. We also utilize the “as invoiced” practical expedient in certain cases where performance obligations are satisfied over time and the invoiced amount corresponds directly with the value we are providing to the customer.
CARES Act
The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 and was intended to assist the economy by issuing a relief package to preserve jobs in industries adversely impacted by the COVID-19 outbreak. On June 8, 2020, we entered into an agreement with the U.S. Department of the Treasury to receive $12,693,000 in emergency relief through the CARES Act payroll support program to be paid in installments through September 30, 2020. The proceeds of the grant are recorded within accrued expenses when received and are recognized as CARES Act proceeds in the statement of operations over the periods that the funds are intended to compensate. As of September 30, 2020, we received $12,693,000 in grant proceeds under the CARES Act payroll support program and the full amount has been recognized as CARES Act proceeds in the statement of operations.
In connection with this financial assistance, we are required to comply with certain provisions of the CARES Act, including the requirement that funds provided pursuant to the program be used exclusively for the continuation of payment of employee wages, salaries and benefits; the requirement against involuntary terminations and furloughs and reductions in employee pay rates and benefits from the signing date of the agreement through September 30, 2020, for which the Company is in compliance. In addition, the Company is subject to provisions prohibiting the repurchase of common stock and the payment of common stock dividends through September 30, 2021, and limitations on the payment of certain employee compensation through March 24, 2022. These restrictions may affect the Company’s operations and if the Company does not comply with these provisions, it may be required to reimburse up to 100% of the relief funds. If that is the case, the Company may take actions to mitigate the impact.
NOTE C — SIGNIFICANT RISKS AND UNCERTAINTIES
Impact of Coronavirus (COVID-19)
COVID-19 has been declared a global health pandemic by the World Health Organization. COVID-19 has impacted nearly all regions of the world, which has driven the implementation of significant, government-imposed measures to prevent or reduce its spread, including travel restrictions, the closing of borders, “shelter in place” orders and business closure. As a result, commercial airlines have experienced a decline in demand for air travel. The reduced number of aircraft in service and corresponding flying hours negatively impacts the demand for AerSale’s services, and prolonged reduction could materially and adversely affect AerSale’s business, operating results, financial condition, and liquidity.
An extended pandemic, or the threat thereof, could result in employee absenteeism leading to lower productivity in AerSale’s service locations, temporary closure of AerSale’s offices and facilities, travel restrictions for AerSale’s workforce and other voluntary actions that may result in business disruptions.
Risks and Uncertainties
Flight equipment held for operating leases is subject to fluctuations in value based on commercial aircraft and engines supply and demand. A material decrease in aircraft or engine values could have a downward impact on lease rentals and residual values and may require impairments to be taken on such assets. Additionally, impairment charges may be required to reduce the carrying value of inventory.
The nature of the Company’s business is capital intensive and demands significant capital requirements. To meet the Company’s current purchase commitments and future aircraft and engine acquisitions, the Company may need to (i) access committed debt facilities, and/or (ii) secure additional financing, and/or (iii) use existing available cash balances.
The Company is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the Federal Aviation Administration (“FAA”) may significantly affect industry operations.
The Company conducts business in certain foreign countries, some of which are politically unstable or subject to military or civil conflicts. Consequently, the Company is subject to a variety of risks such as civil strife, political risk, import and export regulations, compliance with foreign laws, treaties, regulations, uncertainties arising from foreign local business practices, cultural considerations, restriction on fund transfers and exposure to U.S. Foreign Corrupt Practices Act and other anti-bribery laws.
The Company periodically reviews the carrying values of trade receivables, inventory, long lived assets, the recoverable value of deferred tax assets, and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.
NOTE D — REVENUE
The timing of revenue recognition, customer billings and cash collections results in a contract asset or contract liability at the end of each reporting period. Contract assets consist of unbilled receivables or costs incurred where revenue recognized over time exceeds the amounts billed to customers. Contract liabilities include advance payments and billings in excess of revenue recognized. Certain customers make advance payments prior to the satisfaction of performance obligations on the contract. These amounts are recorded as contract liabilities until such performance obligations are satisfied. Contract assets and contract liabilities are determined on a contract by contract basis.

Contract assets are as follows:
	September 30, 2020	December 31, 2019	Change
Contract asset	$15,120,000	$7,925,000	$7,195,000
Contract assets are reported within accounts receivable on our condensed consolidated balance sheets. Changes in contract assets primarily results from the timing difference between our performance of services. Contract liabilities are reported as deferred revenue on our condensed consolidated balance sheets and amounted to $7,709,000 as of December 31, 2019, of which $7,213,000 was related to contract liabilities for services performed. For the nine months ended September 30, 2020, we recognized as revenue $7,138,000 of our contract liabilities for services performed as the timing between customer payments and our performance of the services is a short period of time and generally no longer than six months.
Disaggregation of Revenue
The Company reports revenue by segment. The following tables present revenue by segment, as well as a reconciliation to total revenue for the nine months ended September 30, 2020 and 2019:
	2020
	Asset Management Solutions	Tech Ops	Total Revenues
USM	$30,594,000	$1,989,000	$32,583,000
Whole Asset Sales	3,103,000	—	3,103,000
Engineered Solutions	—	2,040,000	2,040,000
Total Products	33,697,000	4,029,000	37,726,000
Leasing	47,637,000	—	47,637,000
Services	—	74,193,000	74,193,000
Total Revenues	$81,334,000	$78,222,000	$159,556,000
	2019
	Asset Management Solutions	Tech Ops	Total Revenues
USM	$63,273,000	$4,060,000	$67,333,000
Whole Asset Sales	13,186,000	—	13,186,000
Engineered Solutions	—	6,433,000	6,433,000
Total Products	76,459,000	10,493,000	86,952,000
Leasing	47,181,000	—	47,181,000
Services	—	49,192,000	49,192,000
Total Revenues	$123,640,000	$59,685,000	$183,325,000
NOTE E — INVENTORY
Following are the major classes of inventory as of September 30, 2020 and December 31, 2019:
	2020	2019
USM	$64,809,000	$65,335,000
Whole Assets	32,472,000	12,795,000
Work in Process	16,556,000	16,832,000
	$113,837,000	$94,962,000
The Company recorded inventory reserves of $12,888,000 and $4,619,000 for the nine months ended September 30, 2020 and 2019, respectively, included in cost of products in the accompanying condensed consolidated statements of operations, due to the Company’s evaluation of the inventory’s net realizable value.

The Company recorded inventory scrap loss reserves of $539,000 and $767,000 for the nine months ended September 30, 2020 and 2019, respectively, included in cost of products in the accompanying condensed consolidated statements of operations.
NOTE F — INTANGIBLE ASSETS
In accordance with ASC 350, Intangibles — Goodwill and Other, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. We review and evaluate our goodwill and indefinite life intangible assets for potential impairment at a minimum annually or more frequently if circumstances indicate that a potential impairment may have occurred.
We determined the fair value of assets acquired and liabilities assumed using a variety of methods. An income approach based on discounted cash flows was used to determine the values of our trademarks, certifications, customer relationships and FAA certificates. The assumptions we used to estimate the fair value of our reporting units are based on historical performance, as well as forecasts used in our current business plan and require considerable management judgment
The Company’s goodwill and intangible assets as defined by ASC 350 is related to our subsidiaries, AerSale Component Solutions (ACS), Avborne Component Solutions (Avborne), and the newly acquired Aircraft Composite Technologies (ACT), which are included in the TechOps segment, as well as Qwest Air Parts, which is included under the Asset Management Solutions segment.
Goodwill and other intangibles as of September 30, 2020 and December 31, 2019 are:
	2020	2019
Qwest Air Parts:
Certifications	$724,000	$724,000
Goodwill	13,416,000	13,416,000
ACS:
Certifications	710,000	710,000
Goodwill	379,000	379,000
Avborne:
Trademarks	600,000	600,000
Certifications	7,300,000	7,300,000
Goodwill	63,000	63,000
ACT:
Trademarks	200,000	—
Certifications	796,000	—
Goodwill	6,002,000	—
Total intangible assets with indefinite lives	$30,190,000	$23,192,000
As a result of the COVID-19 pandemic and its impact on the aviation industry, the Company performed a qualitative impairment analysis as of June 30, 2020 and updated the analysis through September 30, 2020 on the indefinite lived intangible assets, and the Asset Management Solutions and TechOps segment goodwill and concluded there was no impairment for the nine month period ended September 30, 2020.

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with definite lives as of September 30, 2020 and December 31, 2019 are as follows:
	Useful Life In Years	2020	2019
Qwest Air Parts:
Customer relationships	10	$8,328,000	$9,058,000
ACS:
Customer relationships	10	95,000	110,000
Avborne:
Customer relationships	10	1,715,000	1,873,000
ACT:
Customer relationships	10	8,431,000	—
Total intangible assets with definite lives		$11,041,000	$18,569,000
Total amortization expense amounted to $1,572,000 and $515,000 for the nine months ended September 30, 2020 and 2019, respectively. Accumulated amortization amounted to $2,431,000 and $859,000 as of September 30, 2020 and December 31, 2019, respectively.
Goodwill activity for the nine-month period ended September 30, 2020 consisted of the following:
	Asset Management Solutions	Tech Ops	Total
Goodwill as of December 31, 2019	$13,416,000	$442,000	$13,858,000
Additions	—	6,002,000	6,002,000
Goodwill as of September 30, 2020	$13,416,000	$6,444,000	$19,860,000
Other intangible assets are reviewed at least annually or more frequently if any event or change in circumstance indicates that an impairment may have occurred. As a result of the COVID-19 pandemic and its impact on the aviation industry, the Company performed an impairment analysis on the definite-lived intangible assets as of June 30, 2020 and updated the analysis through September 30, 2020 and concluded there was no impairment for the nine month period ended September 30, 2020.
NOTE G — PROPERTY AND EQUIPMENT, NET
Property and equipment, net, as of September 30, 2020 and December 31, 2019 consist of the following:
	Useful Life In Years	2020	2019
Tooling and equipment	7 – 15	$13,386,000	$12,351,000
Furniture and other equipment	5	7,169,000	6,111,000
Computer software	5	2,389,000	2,291,000
Leasehold improvements	3 – 6	2,969,000	3,142,000
Equipment under capital lease	5	360,000	431,000
		26,273,000	24,326,000
Less accumulated depreciation		(18,434,000)	(16,864,000)
		$7,839,000	$7,462,000
Depreciation expense amounted to $1,597,000 and $ 1,663,000 for the nine months ended September 30, 2020 and 2019, respectively. The Company performed an impairment analysis on the property, plant and equipment as of June 30, 2020 and updated the analysis through September 30, 2020 and concluded there was no impairment for the nine month period ended September 30, 2020.

NOTE H — LEASE RENTAL REVENUES AND AIRCRAFT AND ENGINES HELD FOR LEASE
Aircraft and engines held for operating leases, net, as of September 30, 2020 and December 31, 2019 consists of the following:
	2020	2019
Aircraft and engines held for operating leases	$225,425,000	$246,883,000
Less accumulated depreciation	(139,466,000)	(134,987,000)
	$85,959,000	$111,896,000
Total depreciation expense amounted to $17,344,000 and $19,660,000 for the nine months ended September 30, 2020 and 2019, respectively, and is included in cost of leasing in the condensed consolidated statements of operations. As a result of a market assessment of appraised values, the Company recorded an impairment of leased assets in the amount of $3,036,000 for the nine months ended September 30, 2020.
Supplemental rents recognized as revenue totaled $9,298,000 and $16,697,000 for the nine months ended September 30, 2020 and 2019, respectively.
The Company’s current operating lease agreements for flight equipment on lease expire over the next month to three years. The amounts in the following table are based upon the assumption that flight equipment under operating leases will remain on lease for the length of time specified by the respective lease agreements. Minimum future annual lease rentals contracted to be received under existing operating leases of flight equipment at were as follows:
Year ending December 31:
Remainder of 2020	$6,667,000
2021	19,378,000
2022	10,136,000
2023	1,863,000
Total minimum lease payments	$38,044,000
NOTE I — ACCRUED EXPENSES
The following is a summary of the components of accrued expenses as of September 30, 2020 and December 31, 2019:
	2020	2019
Accrued compensation and related benefits	$5,275,000	$5,638,000
Accrued legal fees	2,250,000	2,462,000
Commission fee accrual	116,000	363,000
Accrued federal, state and local taxes and fees	174,000	84,000
Other	997,000	1,082,000
	$8,812,000	$9,629,000

NOTE J — FINANCING ARRANGEMENTS
Outstanding debt obligations as of September 30, 2020 and December 31, 2019 consist of the following:
	2020	2019
$1$110.0 million Wells Fargo Senior Secured Revolving Credit Facility LIBOR plus margin, interest payable monthly, maturity at July 20, 2021	$—	$—
$3$35.0 million Senior Secured Notes Payable, interest payable with principal monthly, maturity at August 19, 2020 net of debt issuance costs of $72,000 as of December 31, 2019, respectively	—	3,352,000
Total	—	3,352,000
Less current portion	—	(3,352,000)
Total long-term portion	$—	$—
Debt issuance costs relate to the Wells Fargo Senior Secured Revolving Credit Agreement, Senior Secured Notes origination and other direct financing costs. At September 30, 2020 and December 31, 2019, total unamortized debt issuance costs were $535,000 and $1,107,000, respectively, net of accumulated amortization. Included in deferred financing costs, net, is $535,000 and $1,035,000 unamortized deferred financing costs related to the Wells Fargo Senior Secured Revolving Credit Facility as of September 30, 2020 and December 31, 2019, respectively. Included as a direct reduction to the corresponding long-term debt is $72,000 as of December 31, 2019, respectively. Amortized debt issuance costs is recorded in interest expense through maturity of the related debt using the straight-line method, which approximates the effective interest method. Amortization expense for the nine months ended September 30, 2020 and 2019 was $572,000 and $599,000, respectively.
$110.0 million Wells Fargo Senior Secured Revolving Credit Facility
The Amended and Restated Credit Agreement provides commitments for a $110.0 million revolving credit facility and includes a $10.0 million sub facility for letters of credit and for borrowings on same-day notice referred to as “swingline loans”. The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Amended and Restated Credit Agreement. Extensions of credit under the Amended and Restated Credit Agreement are available for working capital and general corporate purposes. The commitments under the Amended and Restated Credit Agreement terminate on July 20, 2021, at which time all outstanding amounts on the Amended and Restated Credit Agreement will be due and payable.
As of September 30, 2020 and December 31, 2019, there was no outstanding balance under the Amended and Restated Credit Agreement and the Company had $82.2 million and $94.3 million, respectively, of availability.
The obligations of the Borrowers under the Amended and Restated Credit Agreement are guaranteed by the Company, and other subsidiaries of AerSale, Inc. may be designated as borrowers on a joint and several basis. Such obligations are also secured by substantially all of the assets of the Company.
The interest rate applicable to loans outstanding on the Amended and Restated Credit Agreement is a floating rate of interest per annum of LIBOR plus a margin. In addition, a commitment fee applies to the unused portion of the commitments under the Amended and Restated Credit Agreement.
The Borrowers’ ability to borrow on the Amended and Restated Credit Agreement is subject to ongoing compliance by the Company and the Borrowers with various customary affirmative and negative covenants. The Amended and Restated Credit Agreement requires the Company and Borrowers to meet certain financial and nonfinancial covenants. The Company was in compliance with these covenants as of September 30, 2020.

Interest expense on the Amended and Restated Credit Facility amounted to $410,000 and $998,000 for the nine months ended September 30, 2020 and 2019, respectively, and is included within interest expense in the condensed consolidated statements of operations.
$35.0 million Senior Secured Notes
On September 20, 2012, Gables MSN 26343 Limited and AerSale Aviation Limited (collectively, the “Borrowers”), wholly owned subsidiaries of the Company, completed a $35.0 million private placement at par of senior secured notes that mature on August 19, 2020 (“Senior Secured Notes”). The Senior Secured Notes bear interest at a fixed rate per annum of 8%. Principal and interest on the Senior Secured Notes is payable monthly in arrears on the 19th day of each succeeding month, commencing on October 19, 2012.
The Senior Secured Notes may be redeemed by Gables MSN 26343 Limited at any time upon not less than 5 days’ notice at a redemption price equal to 100% of the outstanding principal amount thereof, together with accrued and unpaid interest thereon to the date of redemption, plus the applicable prepayment fee based on the amount of time elapsed since the anniversary date of the indenture.
The Senior Secured Notes are unconditionally and irrevocably guaranteed by AerSale Aviation Limited. The Senior Secured Notes are also collateralized by a first priority mortgage and security interest in a Boeing Model 747-400BDSF aircraft owned by Gables MSN 26343 Limited and a collateral assignment of a lease associated with such aircraft. The indenture governing the Senior Secured Notes contains nonfinancial covenants that must be met.
Interest expense on the Senior Secured Notes amounted to $77,000 and $428,000 for the nine months ended September 30, 2020 and 2019, respectively, and is included within interest expense in the condensed consolidated statements of operations. The Senior Secured Note was paid in June 2020.
NOTE K — EARNINGS PER SHARE
The computation of basic and diluted earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during each period. The computation of basic and diluted earnings per share are impacted by dividends for preferred stockholders.
The following table provides a reconciliation of the computation for basic and diluted earnings per share for the nine months ended September 30, 2020 and 2019, respectively:
	2020	2019
Net income	$7,841,000	$6,496,000
Dividends attributable to preferred stockholders	(18,582,000)	(27,138,000)
Net loss attributable to common shareholders for EPS	$(10,741,000)	$(20,642,000)
Weighted-average number of shares outstanding	50,000	50,000
Loss per share – basic and diluted:
Loss per share	$(215)	$(413)
NOTE L — BUSINESS SEGMENTS
Consistent with how our chief operating decision maker (Executive Chairman and Chief Executive Officer) evaluates performance and utilizes gross profit as a profitability measure, we report our activities in two business segments:
•
Asset Management Solutions — comprised of activities to extract value from strategic asset acquisitions through leasing, trading, or disassembling for product sales

•
TechOps — comprised of MRO activities; and product sales of internally developed engineered solutions and other serviceable products.

The Asset Management Solutions segment provides short-term and long-term leasing solutions of aircraft and jet engines to passenger and cargo operators with activities around the globe. Assets considered to be at or near the end of their useful lives, as supplied by our leasing portfolio or acquisitions, are analyzed for return maximization to assess whether they will be traded as whole assets or disassembled and sold as individual spare parts and components.
The TechOps segment consists of aftermarket aviation support providing maintenance support for aircraft and aircraft components, as well as through sale of engineered solutions. Our MRO business also engages in longer term projects such as aircraft modifications, cargo conversions and aircraft storage. The segment also includes MRO of landing gear, thrust reversers and other components. Cost of services consists principally of the cost of product, direct labor and overhead. Our TechOps division will engage in the repair and sale of used serviceable materials through their ability to overhaul existing inventory. Our engineered solutions revenues consist of sales of internally developed products through the issuance of Supplemental Type Certificates (“STC”) by the FAA. These products are proprietary in nature and function as non-OEM solutions to Airworthiness Directives and other technical challenges for operators. In order to develop these products, we engage in research and development activities which are expensed as incurred.
The accounting policies for the segments are the same as those described in Note B. Gross profit is calculated by subtracting cost of sales from revenue. The assets and certain expenses related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around the differences in products and services. The segment reporting excludes the allocation of selling, general and administrative expenses, interest expense and income tax expense. Gross profit reported includes an additional inventory reserve of $12,888,000 and $4,619,000 for the nine months ended September 30, 2020 and 2019, respectively (Note E); and an impairment of leased assets in the amount of $3,036,000 for the nine months ended September 30, 2020 (Note H). Selected financial information for each segment for the nine months ended September 30, 2020 and 2019 is as follows:
	Nine months Ended September 30,
	2020	2019
Revenues
Asset Management Solutions
Aircraft	$45,819,000	$56,600,000
Engine	35,515,000	67,040,000
	81,334,000	123,640,000
Tech Ops
MRO Services	74,193,000	49,192,000
Product Sales	4,029,000	10,493,000
	78,222,000	59,685,000
	$159,556,000	$183,325,000
Gross Profit
Asset Management Solutions
Aircraft	$9,110,000	$15,496,000
Engine	13,465,000	23,782,000
	22,575,000	39,278,000
TechOps
MRO Services	16,823,000	8,116,000
Product Sales	266,000	5,483,000
	17,089,000	13,599,000
	$39,664,000	$52,877,000

The following table reconciles segment gross profit to net income for the nine months ended September 30:
	2020	2019
Segment gross profit	$39,664,000	$52,877,000
Selling, general and administrative expenses	(40,614,000)	(42,046,000)
CARES act proceeds	12,693,000	—
Transaction costs	(434,000)	(846,000)
Interest expense, net	(1,307,000)	(2,227,000)
Other income, net	358,000	450,000
Income tax expense	(2,519,000)	(1,712,000)
Net income	$7,841,000	$6,496,000
Intersegment sales includes amounts invoiced by a segment for work performed for another segment. Amounts are based on actual work performed or products sold and agreed-upon pricing which is intended to be reflective of the arm’s length value of the contribution made by the supplying business segment. All intersegment transactions have been eliminated upon consolidation. Intersegment revenue for the nine months ended September 30, 2020 and 2019, is as follows:
	2020	2019
Asset Management Solutions	$2,047,000	$406,000
TechOps	1,467,000	4,019,000
Total intersegment revenues	$3,514,000	$4,425,000
NOTE M — COMMITMENTS AND CONTINGENCIES
Litigation
The Company could be involved in litigation incidental to the operation of the business. The Company intends to vigorously defend all matters in which the Company is named defendants, and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect the Company. Although the adequacy of existing insurance coverage of the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, the Company does not believe the ultimate liability associated with known claims or litigation, if any, in which the Company is involved will materially affect the Company’s consolidated financial condition or results of operations.
Lease Commitments
The Company leases office space, warehouses, hangars, computers and equipment in connection with its operations under various operating leases, many of which contain escalation clauses.
Future minimum lease payments under non-cancelable operating leases (with initial lease terms in excess of one year) are:
Year ending December 31:
Remainder of 2020	$1,258,000
2021	4,945,000
2022	3,591,000
2023	2,755,000
2024	2,308,000
2025	1,811,000
Thereafter	4,447,000
Total minimum lease payments	$21,115,000

Expenses incurred under the operating lease agreements was $4,741,000 and $4,137,000 for the nine months ended September 30, 2020 and 2019, respectively. Operating lease expense is recognized on a straight-line basis over the term of the lease, including any option periods, as appropriate. The same lease term is used for lease classification, the amortization period of related leasehold improvements, and the estimation of future lease commitments.
Purchase Commitments
As of September 30, 2020, the Company has purchase commitments for the acquisition of flight equipment in the amount of $72,889,000 to be fulfilled by the first quarter of 2021.
NOTE N — RELATED-PARTY TRANSACTIONS
The Company, in the normal course of its operations, engages in transactions with certain of its stockholders or their affiliates. In 2019, the Company paid its majority stockholder a fee in exchange for advisory, investment banking, management, consulting, and financial planning services provided on an ongoing basis, which totaled $420,000 for the nine months ended September 30, 2019. Management fees for the majority stockholder was suspended in 2020, as such, no management fees were incurred for the nine months ended September 30, 2020.
The Company has amounts due from AerLine Holdings, Inc.; a related party, as of September 30, 2020 and December 31, 2019 totaling $6,280,000 and $11,581,000, respectively.
NOTE O — BUSINESS COMBINATION
On January 7, 2020 the Company acquired all of the outstanding shares of Aircraft Component Technologies, Inc. (ACT), a Florida corporation located in Miami, Florida, for $16,976,000 in cash. The results of ACT operations have been included in the condensed consolidated financial statements since the acquisition date. All assets and liabilities of ACT were recorded at their fair market value, and to the extent that the purchase cost exceeded the fair market value of the net assets, that excess was recorded as goodwill, all of which is deductible for federal income tax purposes. The goodwill is attributable to the general reputation of the business and the collective experience of ACT’s management and employees. This business operates as part of our TechOps segment. ACT’s revenues and income from operations from January 7, 2020 through September 30, 2020 were $5,287,000 and $874,000, respectively. The purchase price for ACT was allocated as follows:
Acquisition Date Fair Values
Accounts receivable	$1,442,000
Deposits, prepaid expenses, and other current assets	22,000
Property and equipment	381,000
Other intangible assets	10,096,000
Goodwill	6,002,000
Accounts payable	(134,000)
Accrued expenses	(833,000)
Total purchase price	$16,976,000
The intangible assets included above consist of the following:
Fair Value
Trademark and trade name (indefinite lived)	$200,000
Fair Value
FAA part 145 certificate (indefinite lived)	$796,000

	Useful Life In Years	Fair Value
Customer relationships	10	$9,100,000
The following unaudited pro forma information presents our consolidated results of operations as if ACT had been included in our consolidated results since January 1, 2019:
	Nine Months Ended September 30, (Unaudited)
	2020	2019
Revenues	$159,556,000	$190,798,000
Net income	$7,841,000	$9,462,000
Net loss attributable to AerSale Corp. common shareholders	$(10,741,000)	(17,676,000)
Loss per share attributable to AerSale Corp.	$(215)	$(354)
The unaudited pro forma financial information is presented for informational purposes only, and may not necessarily reflect the Company’s future results of operations or what the results of operations would have been had the Company owned and operated ACT as of January 1, 2019.
NOTE P — STOCKHOLDERS’ EQUITY
8.65% Cumulative Preferred Shares
The preferred stock was issued at a purchase price of $1,000 per share and ranks senior to common stock. The preferred stock has an initial liquidation preference equal to its $1,000 per share purchase price and accrues dividends at an annual rate of 8.65%. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of the preferred stock will be entitled to receive, out of assets available for distribution to our stockholders and before any distribution of assets to our common stockholders, an amount equal to the then-current liquidation preference, which includes accrued and unpaid dividends. For the nine months ended September 30, 2020 and 2019, accrued dividends were $18,582,000 and $27,138,000, respectively. Effective July 31, 2020, all holders of the issued and outstanding 8.65% cumulative preferred shares agreed to waive $73,175,000 of liquidation preference. Through September 30, 2020 and December 31, 2019, cumulative, the aggregate liquidation preference was $239,182,000 and $293,775,000, respectively. When dividends are declared by the Company’s board of directors, such dividends will be accrued and charged to retained earnings, if any, or additional paid-in capital.
NOTE Q — SUBSEQUENT EVENTS
The Company has evaluated subsequent events from the condensed consolidated balance sheet date through December 1, 2020, the date at which the interim condensed consolidated financial statements were available to be issued.

PART II
Information Not Required in Prospectus
Item 13.
Other Expenses of Issuance and Distribution.

The following is an estimate of the expenses (all of which are to be paid by the registrant) that we may incur in connection with the securities being registered hereby.
Amount
SEC registration fee
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total

*
These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

Item 14.
Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.
Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.
The registrant has entered into indemnification agreements with each of its directors and executive officers. These agreements provide that the registrant will indemnify each of its directors and such officers to the fullest extent permitted by law and its charter and its bylaws.

The registrant also maintains a general liability insurance policy, which will cover certain liabilities of directors and officers of the registrant arising out of claims based on acts or omissions in their capacities as directors or officers.
Item 16.
Exhibits.

Exhibit No.	Document
2.1**	Agreement and Plan of Merger, dated December 8, 2019, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on December 9, 2019).
2.2**	Amendment No. 1 to the Agreement and Plan of Merger, dated August 13, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative (incorporated by reference to Exhibit 2.1 to the Form 10-Q filed by Monocle Acquisition Corporation on August 14, 2020).
2.3**	Amended and Restated Agreement and Plan of Merger, dated September 8, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on September 8, 2020).
2.4**	Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated December 16, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on December 17, 2020).
3.1**	Amended and Restated Certificate of Incorporation of Monocle Holdings Inc., dated October 13, 2020 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed by Monocle Holdings Inc. on October 14, 2020).
3.2**	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Monocle Holdings Inc., dated December 22, 2020.
3.3**	Amended and Restated Bylaws of Monocle Holdings Inc., dated October 13, 2020 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 filed by Monocle Holdings Inc. on October 14, 2020).
3.4**	Amendment No. 1 to the Amended and Restated Bylaws of Monocle Holdings Inc., dated December 22, 2020.
4.1**	Specimen Common Stock Certificate of Monocle Holdings Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 filed by Monocle Holdings Inc. on October 14, 2020).
4.2**	Specimen Warrant Certificate of Monocle Holdings Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-4 filed by Monocle Holdings Inc. on October 14, 2020).
4.3**	Warrant Agreement, dated February 6, 2019, between Monocle Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on February 12, 2019).
5.1*	Opinion of Latham & Watkins LLP

Exhibit No.	Document
10.1**	Letter Agreement, dated December 16, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on December 17, 2020).
10.2**	Founder Shares Agreement, dated December 8, 2019, by and among Monocle Partners, LLC, Cowen Investments II LLC, Monocle Acquisition Corp, Monocle Holdings Inc. and AerSale Corp. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on December 9, 2019).
10.3**	Amended and Restated Founder Shares Agreement, dated September 8, 2020, by and among Monocle Partners, LLC, Cowen Investments II LLC, Monocle Acquisition Corp, Monocle Holdings Inc. and AerSale Corp (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on September 8, 2020).
10.4**	Amendment No. 1 to the Amended and Restated Founder Shares Agreement, dated December 16, 2020, by and among Monocle Partners, LLC, Cowen Investments II LLC, Monocle Acquisition Corp, Monocle Holdings Inc. and AerSale Corp (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on December 17, 2020).
10.5**	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on December 17, 2020).
10.6**	Form of Issuance Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on December 17, 2020).
10.7**	Amended and Restated Registration Rights Agreement, dated December 22, 2020, by and among Monocle Holdings Inc., Monocle Acquisition Corporation, Monocle Partners, LLC, Cowen Investments II LLC, C. Robert Kehler, Donald W. Manvel, John C. Pescatore, Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Parts Coinvest LLC., Florida Growth Fund LLC, Enarey, LP and ThoughtValley Limited Partnership.
10.8**	Lock-Up Agreement, dated December 22, 2020, by and among Monocle Holdings Inc., Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Parts Coinvest LLC., Florida Growth Fund LLC, Enarey, LP and ThoughtValley Limited Partnership.
10.9**	Assignment and Assumption Agreement, dated December 22, 2020, by and among Monocle Holdings Inc., Monocle Acquisition Corporation and Continental Stock Transfer & Trust Company.
10.10**	Company Support and Mutual Release Agreement, dated December 8, 2019, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Parts Coinvest LLC., Florida Growth Fund LLC, Enarey, LP and ThoughtValley Limited Partnership (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Monocle Acquisition Corporation on December 9, 2019).
10.11**	Form of Executive Offer Letter (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 filed by Monocle Holdings Inc. on October 14, 2020).
10.12**	Amended and Restated AerSale Corp. (f/k/a AerSale Holdings, Inc.) Stock Appreciation Rights Plan (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 filed by Monocle Holdings Inc. on October 14, 2020).
10.13**	Severance Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 filed by Monocle Holdings Inc. on October 14, 2020).
10.14**	2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by Monocle Holdings Inc. on October 14, 2020).
10.15**	2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 filed by Monocle Holdings Inc. on October 14, 2020).

Exhibit No.	Document
23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.2*	Consent of Grant Thornton LLP
23.3*	Consent of WithumSmith+Brown, PC
24.1*	Powers of Attorney (incorporated by reference to the signature page hereto)

†
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

*
To be filed by amendment.

**
Previously filed.

Item 17.
Undertakings.

(a)
The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that: Paragraphs (a)(1)(i), (ii) and (iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(h)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the             on            , 2021.
AERSALE CORPORATION

Name: Nicolas Finazzo
Title: Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints             and            , and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.
SIGNATURE	TITLE	DATE
Nicolas Finazzo	Chairman, Chief Executive Officer, Division President, TechOps and Director	, 2021
Robert B. Nichols	Vice Chairman, Division President, Asset Management Solutions and Director	, 2021
Martin Garmendia	Chief Financial Officer, Treasurer and Secretary	, 2021
Basil Barimo	Division President, MRO Services	, 2021
Craig Wright	Division President, Aircraft & Engine Management	, 2021
Gary Jones	Division President, Airframe & Engine Materials	, 2021

SIGNATURE	TITLE	DATE
Iso Nezaj	Division President, Engineered Solutions and Chief Technical Officer	, 2021
Jonathan Seiffer	Director	, 2021
Eric J. Zahler	Director	, 2021
Sai S. Devabhaktuni	Director	, 2021
Richard J. Townsend	Director	, 2021
General C. Robert Kehler	Director	, 2021
Peter Nolan	Director	, 2021
Michael Kirton	Director	, 2021